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As filed with the Securities and Exchange Commission on August 26, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANCHOR GLASS CONTAINER CORPORATION
(Exact name of registrant as specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3220 (Primary Standard Industrial Classification Code Number)	59-3417812 (I.R.S. Employer Identification Number)

One Anchor Plaza
4343 Anchor Plaza Parkway
Tampa, Florida 33634-7513
(813) 884-0000
(Address, Including Zip Code, and
Telephone Number, Including Area
Code, of Registrant's Principal
Executive Offices)	Richard A. Kabaker, Esq.
Vice President, General Counsel
and Secretary
One Anchor Plaza
4343 Anchor Plaza Parkway
(813) 884-0000
(Name, Address, Including Zip
Code, and Telephone Number,
Including Area Code,
of Agent For Service)

Copies to:
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Ph: (212) 756-2000 Fax: (212) 593-5955	James J. Clark, Esq. William B. Gannett, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 Ph: (212) 701-3000 Fax: (212) 269-5420

        Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Dollar Amount To Be Registered	Amount Of Registration Fee

Common Stock, par value $.10 per share	$143,750,000	$11,630

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2003

                    Shares

Anchor Glass Container Corporation

Common Stock

        Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $     and $     per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "AGCC".

        The underwriters have an option to purchase a maximum of              additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Anchor Glass Container Corporation
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                          , 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Merrill Lynch & Co.

Lehman Brothers

The date of this prospectus is                         , 2003

[Description of artwork for inside front cover to be filed by amendment.]

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

        Until            , 2003 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        In this prospectus, "Anchor," "we," "our," "our company" or "us" refer to Anchor Glass Container Corporation and, to the extent indicated by the context, our predecessor company. The following summary contains basic information that you should consider before deciding to purchase our common stock. It likely does not contain all the information that is important to you. You are encouraged to read this entire document carefully, especially certain risks of investing in our common stock discussed under "Risk Factors," before making an investment decision.

        The information in this prospectus has been adjusted to reflect a            for            split of our common stock to occur prior to the offering except that income (loss) per share and weighted average shares for the four months ended December 31, 2002 and the six months ended June 30, 2003, are presented on a historical basis without giving effect to this stock split. The information in this prospectus has also been adjusted to reflect the issuance of            shares of our common stock to the holders of our series C participating preferred stock in connection with the redemption of the series C participating preferred stock for cash upon the closing of the offering. See "Use of Proceeds" and "Certain Relationships and Related Transactions—Issuance and Redemption of Capital Stock." Except where specifically indicated, the information in this prospectus does not take into account the exercise of any of our outstanding options.

        In this prospectus, we refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications.

        The prospectus also includes trade names and trademarks of other companies. Our use or display of other parties' trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

Our Company

        We are the third largest manufacturer of glass containers in the United States. We produce a diverse line of flint (clear), amber, green and other colored glass containers for the beer, beverage, food, liquor and flavored alcoholic beverage markets. In 2002, we shipped approximately 6.3 billion glass containers, which we estimate to represent approximately 18% of U.S. industry volume, as compared with approximately 43% and 31% of U.S. industry volume shipped by our two main competitors. Our largest product category, beer bottles, is the largest and fastest-growing segment of our industry and accounted for approximately 48% of our net sales in 2002. Our net sales for 2002 and for the six months ended June 30, 2003 were $715.6 million and $349.2 million, respectively. Our Adjusted EBITDA for the same periods was $96.5 million and $48.1 million, respectively.

        We focus on product segments that have demonstrated a preference for glass and that have exhibited stronger growth compared to other segments of the glass container industry. In doing so, we seek to capitalize on our ability to deliver high-quality products, our expertise in new product development and our commitment to superior customer service. Our strategy targets category leading alcoholic and nonalcoholic beverage and food companies that use glass containers to differentiate their products and emphasize their premium image to consumers. We believe that providing value-added packaging products to our customers has enabled us to profitably grow our business and develop established relationships with leading customers, such as Anheuser-Busch, Cadbury Schweppes, Diageo, Kraft Foods and Nestlé.

        As a result of this strategy, we recently entered into a multi-year supply agreement effective January 1, 2004 with Snapple Beverage Group, Inc. and Mott's Inc., affiliates of Cadbury Schweppes plc, to supply substantially all of their requirements for 16 oz. Snapple bottles and Nantucket Nectars and Yoo-hoo bottles, as well as for several Mott's items. We believe our success in winning this contract reflects our attention to customer service and product quality, as well as our customers' confidence in our financial strength. We continue to pursue new business opportunities with other significant users of glass bottles. We believe such new contracts will form an integral part of our growth in the coming years.

        We operate nine strategically located facilities in the Eastern United States. Our recent recapitalization has provided us with the financial flexibility to fund new capital projects to substantially enhance our productivity, increase our capacity and upgrade our manufacturing facilities. Over the last 18 months, we have invested approximately $128 million in our facilities, and have secured sufficient funds for our regularly scheduled maintenance and planned capital initiatives through 2004. Following the completion of these capital improvements, we believe that we will have sufficient capacity over the next few years to meet increased customer demand and anticipated growth from our new contracts without having to undertake significant additional capital improvement projects. We believe these capital improvement initiatives will significantly increase our cash flow.

Our Industry

        The U.S. glass container industry produced approximately 35 billion glass containers in 2002. We believe that the U.S. glass container industry's fundamentals are at their strongest in more than a decade, driven primarily by growth in the sales of glass containers for beer and glass manufacturing capacity rationalization. From 1987 to 2002, the number of operating glass plants in the United States declined significantly, with only three major manufacturers remaining who accounted for over 90% of the U.S. glass container sales in 2002, based on volume. According to a September 2001 Freedonia Group industry study on beverage containers, overall demand for glass is expected to exceed U.S. capacity and grow at an annual rate of approximately 1.1% from 2000 through 2005.

        The beer segment of our industry, which comprised approximately 53% of total glass container shipments and approximately 69% of total beverage container shipments in 2002, has been a strong growth segment with compound annual volume growth of 3.2% from 1990 to 2002. We believe this trend is likely to continue and that sales growth of beer in glass bottles is significantly outpacing sales growth of beer in cans or plastic bottles.

        We believe that the major market conversion from glass to alternative forms of packaging that occurred in recent years is substantially complete. We also believe that glass containers will maintain a leading position in the high-end beverage and food segments due primarily to consumer preferences and the premium image of glass containers. Recent examples of brands that have used glass to convey a premium image include Anheuser World Select, Bacardi Silver and Michelob Ultra. In addition to their premium image, glass containers have certain other advantages over other types of containers. They provide stronger oxygen and carbon dioxide barriers for longer shelf life, better aesthetic and functional qualities, ease of reclamation and recycling and relative cost advantages in small size containers and for small-run products such as microbrews and other specialty beers. In addition, for premium beer products, liquor and wine, value added packaging is used for product differentiation.

Our Business Strategy

        Our objective is to create and enhance shareholder value by increasing our revenues and profitability in the North American glass container packaging market. We intend to achieve this objective through significant improvements in our productivity and efficiency. Our ten senior managers average approximately 25 years of industry experience and 11 years of experience with us and have demonstrated an ability to improve our competitive position by improving productivity and operating performance. We intend to achieve our objective through the following key strategy initiatives:

Target category-leading customers in higher growth segments

        We target customers who are leaders in their respective product categories, supplying a portion of the U.S. glass container needs of Anheuser-Busch, Cadbury Schweppes, Diageo, Kraft Foods and Nestlé. We have long-standing relationships with many of our customers, and approximately 81% of our 2002 net sales were under multi-year contracts. We intend to seek to further expand our sales to our current customers, as well as to continue to target product segments that have exhibited stronger growth than other segments of the glass container industry.

        As a result of this strategy, we recently entered into a multi-year supply agreement effective January 1, 2004 with Snapple Beverage Group, Inc. and Mott's Inc., affiliates of Cadbury Schweppes plc, to supply substantially all of their requirements for 16 oz. Snapple bottles and Nantucket Nectars and Yoo-hoo bottles, as well as for several Mott's items. We believe our success in winning this contract reflects our attention to customer service and product quality, as well as our customers' confidence in our financial strength. We continue to pursue new business opportunities with other significant users of glass bottles. We believe such new contracts will form an integral part of our growth in the coming years.

Increase profitability by continuing to improve our product mix and pricing

        We will continue to seek to increase our profitability by further improving our product mix and pricing. In 1997, we began to shift production towards glass containers for the beer industry, the largest and fastest growing industry segment. Beer bottles accounted for approximately 48% of our 2002 sales, compared to approximately 37% of our 1996 sales. We have also played a key role in product introductions for many of our customers and believe that our status as an industry leader in new product development better positions us to obtain higher margin business, target category-leading customers and serve existing customers. In addition, over the last few years, we have been successfully negotiating price increases on a customer-by-customer and product-by-product basis in order to increase our gross margins.

Continue to reduce costs through productivity and process improvements

        Over the last several years, we have reduced our operating costs and, as a result, improved our operating margins by improving both the productivity and efficiency of our existing equipment and our manufacturing processes. Since 1997, we have significantly increased overall productivity in terms of tons packed, increased comparable job speeds, reduced the number of direct labor employees and increased the ratio of tons packed per employee. In addition, we have reduced our selling, general and administrative expenses from $33.2 million in 2000 to $28.9 million in 2002.

        Over the last 18 months, we have invested approximately $128 million in our facilities, and have secured sufficient funds for our regularly scheduled maintenance and planned capital initiatives through 2004. Planned capital improvements include upgrading and modernizing selected furnaces for enhanced efficiency and replacing selected forming equipment with higher capacity, more efficient equipment. We continue to explore opportunities to improve productivity and efficiency and realize additional cost savings.

        In addition to regularly scheduled maintenance, our completed and planned capital improvement projects for 2002 through 2003 include the following:

Plant	Completion Date	Betterment Investment	Capacity Expansion	Percentage Increase In Capacity
		(in millions)	(tons pulled)
Elmira, New York	Q1 2002	$17.0	40,000	19%
Henryetta, Oklahoma	Q1 2003	13.4	32,000	13%
Warner Robins, Georgia	Q3 2003	10.7	34,000	12%
Salem, New Jersey	Q4 2003	10.5	27,000	11%
Lawrenceburg, Indiana	Q4 2003	5.0	10,000	10%

        As a result of our capital improvement projects at our Elmira and Henryetta facilities, we have already experienced, and expect to continue to benefit from, significant productivity and profitability improvements.

        In addition to regularly scheduled maintenance, we intend to invest approximately $28.0 million in a capital improvement project at our Jacksonville, Florida facility, which we estimate will increase capacity at this facility by 57,000 tons, or a 31% increase. We currently intend to begin this project in early 2005. See "Business—Products, Markets and Customers."

Maintain strategic focus on core glass operations

        We believe our market position has been built by our delivery of quality products, our expertise in new product development and our commitment to superior customer service to the leading users of glass containers. We have historically not operated in business lines outside of glass manufacturing and do not face certain types of exogenous issues, such as asbestos-related claims, which allows our management to focus on enhancing operational performance.

Use anticipated future cash flows to reduce our debt

        We intend to use a significant portion of our anticipated future cash flows to reduce our outstanding debt. We believe that our completed and planned capital improvements will result in increased productivity and cash flows. Furthermore, we do not anticipate having to undertake significant additional capital improvements beyond our announced program over the next several years. We believe that our improved cash flows will enable us to repay our debt more quickly, increase our earnings and enhance shareholder value.

Our Reorganization and Our Sponsor

        On August 30, 2002, we consummated a pre-arranged plan of reorganization, which was prompted by liquidity issues raised by change-in-control provisions in our former debt instruments, as discussed below.

        Our former owners believed that the proposed acquisition of the stock of Consumers U.S., Inc., our former holding company, by Owens-Brockway Glass Container Inc., a wholly owned subsidiary of Owens-Illinois Group, Inc., would trigger a "change in control" as defined in the indentures governing our 11.25% first mortgage notes due 2005, which we refer to as our first mortgage notes, and our 9.875% senior notes due 2008, which we refer to as our senior notes. A "change in control" may also have occurred upon the change of ownership of shares of stock of Consumers Packaging Inc., our former indirect parent company, or its affiliates. Upon a "change in control," we would have been required to make an offer to repurchase all of the first mortgage notes and the senior notes at 101% of their outstanding principal amount plus accrued and unpaid interest. We did not have the cash or liquidity available to make this repurchase offer. The failure to make the offer would have resulted in an event of default under the indentures that would have given the noteholders the right to accelerate the debt and would have also triggered a cross-default under our former credit facility and various equipment leases.

        Some of the benefits from our reorganization included:

  •
  A strong equity sponsor, as well as a new board of directors, more effective corporate governance and a refocused and dedicated management team with appropriate incentives and a vested interest in the success of our company.

  •
  Execution of an agreement with the Pension Benefit Guaranty Corporation, or PBGC, which we refer to as the PBGC Agreement, which eliminated all of our past-service pension liabilities, replaced by a one-time payment of $20.75 million and a $10.0 million per year fixed payment obligation to the PBGC for ten years.

  •
  Consummation of an agreement with our union employees, which allowed us to enter into multi-employer pension plans that provide for benefits for future service only, so that our benefit obligation is now a fixed contribution obligation rather than a fixed benefit obligation, thereby eliminating market risk.

  •
  Reduction of our retiree medical obligations by approximately $24.4 million.

  •
  Elimination of related party and third party claims and the settlement of our shareholder derivative lawsuit and other disputes.

Our Sponsor

        As part of our reorganization, Cerberus Capital Management, L.P., or Cerberus, a leading New York investment management firm, through certain Cerberus-affiliated funds and managed accounts, invested in our Company. Cerberus is an active worldwide investor with approximately $9.0 billion of capital under management. Cerberus participates in corporate restructurings, recapitalizations, buyouts and growth financings.

        Our principal executive offices are located at One Anchor Plaza, 4343 Anchor Plaza Parkway, Tampa, Florida 33634-7513. Our telephone number is (813) 884-0000.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares (1)(2)(3)
Over-allotment option	shares
Use of proceeds
We will receive net proceeds from the offering of approximately $ million. We intend to use the net proceeds to redeem all of our series C participating preferred stock, including accrued and unpaid dividends thereon and to fund working capital and for general corporate purposes. See "Use of Proceeds."
Dividend policy
We intend to pay an annual cash dividend on our common stock of approximately $ per share per annum. Dividends will be paid in cash and will be paid quarterly. The payment of dividends will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. We cannot assure you that any dividends will be paid, or that, if paid, dividends will be at the same level in future periods. See "Risk Factors—Risks Related to the Offering—We intend to pay dividends on our common stock, subject to the instruments governing our indebtedness which contain various covenants limiting our ability to do so" and "Dividend Policy."
Proposed Nasdaq National Market symbol	"AGCC"
Risk factors	For a discussion of certain risks relating to our company, its business and an investment in our common stock, see "Risk Factors."

(1)
Excludes the possible issuance of up to            additional shares of common stock pursuant to the exercise of the underwriters' over-allotment option.

(2)
Includes shares of common stock that will be issued in connection with the redemption of our series C participating preferred stock. See "Certain Relationships and Related Transactions—Issuance and Redemption of Capital Stock" and "Description of Capital Stock—Series C Participating Preferred Stock."

(3)
Excludes outstanding options to purchase             shares of common stock at an exercise price of $        per share that were granted in January 2003 and options to purchase an additional             shares of common stock to be granted upon the consummation of this offering at an exercise price per share equal to the initial public offering price per share.

Summary Historical and Unaudited Pro Forma Financial Data

        The following table presents certain audited and unaudited historical financial data derived from our financial statements and unaudited pro forma financial data of our company and should be read in conjunction with our financial statements, the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Statements" included elsewhere in this prospectus.

        We have derived the summary historical financial data as of and for the six months ended June 30, 2003 and for the six months ended June 30, 2002 from our unaudited condensed financial statements, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of our results for such periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

        The historical information with respect to our company as of December 31, 2002 and 2001 and for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the year ended December 31, 2001 has been derived from our financial statements, audited by PricewaterhouseCoopers LLP, independent accountants. These financial statements appear elsewhere in this prospectus.

        The historical information with respect to our company as of December 31, 2000 and for the year ended December 31, 2000 has been derived from our financial statements, which had previously been audited by Arthur Andersen LLP, independent public accountants. The financial statements for the year ended December 31, 2000 appear elsewhere in this prospectus. Arthur Andersen has not reissued its report for purposes of this offering. See "Risk Factors—Risks Related to the Offering—Our former use of Arthur Andersen as our independent accountants will limit your ability to seek recovery from them related to their work and may pose risk to us."

        Our financial statements as of and for periods subsequent to August 31, 2002 are referred to as the "reorganized company" statements. Our financial statements prior to that date are referred to as "predecessor company" statements. The financial statements for the eight months ended August 31, 2002 give effect to the restructuring and reorganization adjustments and the implementation of fresh start accounting. Our financial results for the year ended December 31, 2002 include two different bases of accounting and, consequently, after giving effect to the reorganization and fresh start adjustments, the financial statements of the reorganized company are not comparable to those of the predecessor company. Accordingly, the operating results and cash flows of the reorganized company and the predecessor company have been separately disclosed.

        Although the effective date of our plan of reorganization was August 30, 2002, for accounting purposes we have accounted for the reorganization as if it occurred on August 31, 2002. Accordingly, our historical financial information reflects the financial condition and results of operations of our predecessor company (prior to our reorganization) for all periods presented through August 31, 2002 and our reorganized company as of and subsequent to August 31, 2002.

        The unaudited pro forma as adjusted balance sheet as of June 30, 2003 gives effect to the issuance on August 5, 2003 of an additional $50.0 million aggregate principal amount of our senior secured notes, which we refer to as our additional notes, and the application of the proceeds therefrom, and to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $                  per share, the redemption of all of our series C participating preferred stock and the issuance of             shares of common stock in connection with such redemption, in each case as if they had occurred in June 30, 2003.

        The unaudited pro forma as adjusted statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2003 and 2002 give pro forma effect, in each case as if they had occurred on January 1, 2002, to:

        (i) our reorganization and transactions directly related thereto, including:

    •
    the repayment of $50.0 million aggregate principal amount of our senior notes, which occurred on August 31, 2002;

    •
    borrowings under our $20.0 million term loan facility, which were made on August 30, 2002;

    •
    the PBGC Agreement;

    •
    the application of fresh start accounting, which consists of the revaluation of certain of our assets and liabilities; and

    •
    the elimination of certain non-recurring charges that were directly associated with the reorganization;

        (ii) the issuance of $300.0 million aggregate principal amount of our senior secured notes and the application of the proceeds therefrom including:

    •
    the repayment of $150.0 million of indebtedness under the first mortgage notes and $20.0 million under the senior secured term loan; and

    •
    termination of certain equipment leases by purchasing from the lessors the equipment leased thereunder;

        (iii) the issuance of the additional notes, and the application of the proceeds therefrom; and

        (iv) the sale by us of      shares of our common stock in this offering at an assumed initial public offering price of $      per share, the redemption of all of our series C participating preferred stock and the issuance of            shares of common stock in connection with such redemption.

        The unaudited pro forma as adjusted data are not necessarily indicative of our results of operations or financial position had these transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

	Predecessor Company				Reorganized Company		Pro Forma As Adjusted
	Years Ended December 31,		Eight Months Ended August 31, 2002	Six Months Ended June 30, 2002	Four Months Ended December 31, 2002	Six Months Ended June 30, 2003	Year Ended December 31, 2002	Six Months Ended June 30, 2002		Six Months Ended June 30, 2003
	2000	2001
	(dollars in thousands)
Statement of Operations Data:
Net sales	$629,548	$702,209	$504,195	$378,260	$211,379	$349,225	$	$		$
Cost of products sold	603,061	658,641	451,619	340,671	192,434	320,989
Selling and administrative expenses	33,222	28,462	19,262	15,224	9,683	13,466
Restructuring, net(1)	—	—	(395)	1,429	—	—
Related party provisions and charges(2)	—	35,668	—	—	—	—

Income (loss) from operations	(6,735)	(20,562)	33,709	20,936	9,262	14,770
Reorganization items, net(3)	—	—	47,389	(2,700)	—	—
Other income (expense), net	5,504	106	673	483	450	(224)
Interest expense(4)	(31,035)	(30,612)	(17,948)	(13,974)	(10,381)	(25,138)

Net income (loss)	$(32,266)	$(51,068)	$63,823	$4,745	$(669)	$(10,592)	$	$		$

Basic net income (loss) per share applicable to common stock	$(8.82)	$(12.40)	$11.37	$0.12	$(0.41)	$(1.70)	$	$		$

Basic weighted average number of common shares outstanding	5,251,356	5,251,356	5,251,356	5,251,356	9,000,000	9,000,000

Diluted net income (loss) per share applicable to common stock	$(8.82)	$(12.40)	$1.89	$0.12	$(0.41)	$(1.70)	$	$		$

Diluted weighted average number of common shares outstanding	5,251,356	5,251,356	33,805,651	5,251,356	9,000,000	9,000,000

Other Financial Data:
Depreciation and amortization	$54,900	$54,024	$35,721	$27,994	$18,011	$33,409	$	$		$
Capital expenditures	39,805	41,952	42,654	37,256	28,666	56,183
Adjusted EBITDA(5)	49,508	69,584	69,134	50,465	27,345	48,133
								At June 30, 2003
Balance Sheet Data (at end of period):								Actual		Pro Forma As Adjusted
								(dollars in thousands)
Cash and cash equivalents									$320	$
Working capital(6)									82,381
Total assets									656,169
Total debt(7)									421,231
Total stockholders' equity (deficit)									60,363

(1)
We recorded a net gain for restructuring of $395 for the eight months ended August 31, 2002. The significant components of this net gain included: professional fees of $10,068; direct costs of the restructuring of $8,344; savings attributable to the retiree benefit plan modification of ($24,432); and a first mortgage note holder consent fee of $5,625. Restructuring, net in the six months ended June 30, 2002 consists of professional fees.

(2)
For 2001, represents the write-off of a receivable from Consumers Packaging Inc. and affiliates of $18,221 and the write-off of an advance to G&G Investments of $17,447.

(3)
Reorganization items, net for the eight months ended August 31, 2002 consist of a net gain for fresh start adjustments of $49,908 and expenses incurred in our Chapter 11 proceedings of $2,519, comprised of: $2,450 of debtor-in-possession facility fees; $1,687 of professional fees; $1,276 of deferred financing fees written off relating to our senior notes, which were repaid on August 30, 2002; and a credit of $2,894 for the reversal of interest expense relating to our senior notes. Reorganization items, net for the six months ended June 30, 2002 consist of $2,450 of debtor-in-possession facility fees and $250 of professional fees.

(4)
Interest expense for the six months ended June 30, 2003 includes a $4.3 million charge for the write-off of deferred financing fees and other payments related to debt repaid with proceeds of the offering of $300.0 million of our 11% senior secured notes due 2013, which we refer to as our senior secured notes. Interest expense for 2000 includes a $1.3 million charge for the write-off of deferred financing fees resulting from the refinancing of a revolving credit facility.

(5)
Adjusted EBITDA is an amount equal to net income (loss) plus restructuring, net, related party provisions and charges, reorganization items, net, interest expense, income taxes, depreciation and amortization, (gain) loss on the sale of fixed assets and other noncash items. Adjusted EBITDA is not a presentation made in accordance with generally accepted accounting principles (GAAP) and is not intended to present a superior measure of financial condition or profitability from those determined under GAAP. Adjusted EBITDA is a primary component of the fixed charge coverage financial covenant under our revolving credit facility and master lease agreement. Adjusted EBITDA, as defined in those agreements, is calculated below. We are required to maintain a fixed charge coverage ratio (Adjusted EBITDA divided by fixed charges) of 0.9:1.0 through September 30, 2003 and 1.0:1.0 thereafter. Not maintaining the required fixed charge coverage is a default under those agreements. The actual fixed charge coverage ratio for each of the four quarters ended December 31, 2002 and June 30, 2003 (the periods under which the agreements were outstanding) was 1.06 and 1.08, respectively. Although our management uses this measure, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

	Predecessor Company
					Reorganized Company		Pro Forma As Adjusted
	Years Ended December 31,
			Eight Months Ended August 31, 2002	Six Months Ended June 30, 2002	Four Months Ended December 31, 2002	Six Months Ended June 30, 2003	Year Ended December 31, 2002	Six Months Ended June 30, 2002	Six Months Ended June 30, 2003
	2000	2001
	(dollars in thousands)

Net income (loss)	$(32,266)	$(51,068)	$63,823	$4,745	$(669)	$(10,592)	$	$	$
Adjustments:
Restructuring, net	—	—	(395)	1,429	—	—
Related party provisions and charges	—	35,668	—	—	—	—
Reorganization items, net	—	—	(47,389)	2,700	—	—
Interest expense	31,035	30,612	17,948	13,974	10,381	25,138
Depreciation and amortization	54,900	54,024	35,721	27,994	18,011	33,409
(Gain) loss on fixed asset sales	(4,161)	(495)	90	62	(7)	292
Other noncash items	—	843	(664)	(439)	(371)	(114)

Adjusted EBITDA	$49,508	$69,584	$69,134	$50,465	$27,345	$48,133	$	$	$

(6)
Working capital is defined as total current assets, less cash, minus total current liabilities, less borrowings under our revolving credit facility and the current portion of long-term debt. Working capital as defined here is not a presentation made in accordance with GAAP and is not intended to present a superior measure of financial condition or liquidity from those determined under GAAP. Although our management uses this measure, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

(7)
Total debt as of December 31, 2002 and June 30, 2003 includes our obligations under the PBGC Agreement.

RISK FACTORS

        In addition to the other information set forth in this prospectus, you should carefully consider the following factors before making an investment decision. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Indebtedness and Our Business

        Our substantial debt could limit our flexibility, adversely affect our financial health and the price of our common stock.

        We have a substantial amount of debt. As of June 30, 2003, we had approximately $421.2 million of debt, which includes $38.4 million outstanding under our revolving credit facility. As of June 30, 2003, we had $45.7 million of additional borrowing capacity under our revolving credit facility. In addition, on August 5, 2003, we issued another $50.0 million aggregate principal amount of senior secured notes, the proceeds of which were used to pay off the advances outstanding under our revolving credit facility pending the ultimate use of the proceeds to fund our capital improvement projects. The terms of these additional notes have the same terms as the $300.0 million aggregate principal amount of senior secured notes that we issued on February 7, 2003, except that the additional notes currently are subject to certain restrictions on transfer. Excluding amounts outstanding under our revolving credit facility, which are expected to fluctuate from time to time, our debt service requirements under our current debt instruments for the six months ended December 31, 2003 and for the full year of 2004 are expected to be approximately $25.8 million and $55.0 million, respectively, in the aggregate.

        Our substantial debt could have important consequences to you. For example, it could:

  •
  make it difficult for us to satisfy our debt obligations;

  •
  make us vulnerable to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, raw materials, natural gas hedging, product development efforts and other general corporate requirements;

  •
  expose us to interest rate fluctuations because the interest on the debt under our revolving credit facility is at a variable rate;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  •
  place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

        In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance. Our operating performance may not be able to generate sufficient cash flow, or our capital resources may not be sufficient to permit payment of our debt obligations in the future. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

  •
  economic and competitive conditions, and various demand factors affecting the rigid packaging industry and specifically, the glass container segment;

  •
  operating difficulties, equipment failures, increased operating costs or pricing pressures we may experience;

  •
  increased raw material and natural gas costs; and

  •
  delays in implementing any strategic projects.

        If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, it may have an adverse effect on our business and the price of our common stock.

        We may incur substantial additional indebtedness in the future, including under our revolving credit facility. Our incurrence of additional indebtedness would intensify the risks described above.

        The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.

        The indenture pertaining to our senior secured notes and our credit facilities contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these agreements limit our ability to, among other things:

  •
  incur additional debt or guarantee obligations;

  •
  grant liens on assets;

  •
  pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock;

  •
  make investments or acquisitions;

  •
  sell assets;

  •
  engage in transactions with affiliates; and

  •
  merge, consolidate or transfer substantially all of our assets.

        In addition, our credit facilities also require us to maintain certain financial ratios and limit our ability to make capital expenditures.

        If we fail to comply with the restrictions in the indenture pertaining to our senior secured notes or our credit facilities or any other current or future financing agreements, a default may allow the creditors under the relevant instruments, under certain circumstances, to accelerate the related debt and to exercise their remedies thereunder, which will typically include the right to declare the principal amount of such debt, together with accrued and unpaid interest and other related amounts, immediately due and payable, to exercise any remedies such creditors may have to foreclose on any of our assets that are subject to liens securing such debt and to terminate any commitments they had made to supply us with further funds. Moreover, any of our other debt that has a cross-default or cross-acceleration provision that would be triggered by such default or acceleration would also be subject to acceleration upon the occurrence of such default or acceleration. An acceleration of the obligations under our credit facilities would constitute a default under the indenture pertaining to our senior secured notes. This may have an adverse effect on our business and the price of our common stock.

        We face significant competition from other glass container producers, as well as from makers of alternative forms of packaging, and our products are subject to consumer taste.

        The glass container industry is a segment of the rigid packaging industry and is a mature, low-growth industry. We and the other glass container manufacturers compete on the basis of price, quality, reliability of delivery and general customer service. Our principal competitors are Owens-

Illinois and Saint-Gobain Containers Co., a wholly owned subsidiary of Compagnie de Saint-Gobain. These competitors are larger and have greater financial and other resources than us. If we are unable to continue to compete successfully with them, our operating performance and the price of our common stock could be adversely effected.

        In addition to competing directly with Owens-Illinois and Saint-Gobain in the glass container segment of the rigid packaging industry, we also compete indirectly with manufacturers of other forms of rigid packaging, such as aluminum cans and plastic containers. The other forms of rigid packaging compete with glass containers principally on the basis of quality, price, availability and consumer preference. We believe that the use of glass containers for alcoholic and non-alcoholic beverages is subject to consumer taste. Our products may not continue to be preferred by our customers' end-users and consumer preference may shift from glass containers to non-glass containers. A material shift in consumer preference away from glass containers, or competitive pressures from our direct and indirect competitors, could result in a decline in sales volume or pricing pressure and, as a result, our operating performance and the price of our common stock could be adversely effected.

        Anheuser-Busch Companies is our largest customer; the loss of Anheuser-Busch as a customer would adversely impact our operating performance.

        Anheuser-Busch, our largest customer, accounted for approximately 43.6%, 36.3% and 32.7% of our net sales for 2002, 2001 and 2000, respectively, and is expected to account for an even larger percentage of our net sales in 2003. Our 2002 net sales to Anheuser-Busch were made pursuant to two supply agreements. One agreement, which we refer to as the Southeast Contract, covers all the bottles required for Anheuser-Busch's Jacksonville, Florida and Cartersville, Georgia breweries. The Southeast Contract extends through 2005 and contains two consecutive two-year options for Anheuser-Busch to renew the agreement. The other agreement, which also extends through 2005, covers the remainder of our sales to Anheuser-Busch. Both agreements may be terminated by Anheuser-Busch prior to December 31, 2005 in certain limited circumstances. The loss of Anheuser-Busch as a customer or a material reduction in Anheuser-Busch's bottle requirements would adversely effect our operating performance and the price of our common stock.

        In addition to Anheuser-Busch, our customers are concentrated; the failure to maintain our relationships with our largest customers would adversely affect our operating performance.

        Our ten largest customers, including Anheuser-Busch, accounted for approximately 75.4% of our net sales for 2002. We cannot assure you that we will be able to maintain these relationships. We do not have any written agreements with five of our twenty-five largest customers for 2002 (comprising 10.4% of our net sales for 2002). In addition, an agreement with one of our twenty-five largest customers for 2002 (comprising 2.3% of our net sales for 2002) will expire during 2003. This expiring contract may not be renewed upon its expiration or the terms of any renewal may not be as favorable to us as the terms of the current contract. We recently entered into a multi-year supply agreement effective January 1, 2004 with Snapple Beverage Group, Inc. and Mott's Inc., affiliates of Cadbury Schweppes plc, to supply substantially all of their requirements for 16 oz. Snapple bottles and Nantucket Nectars and Yoo-hoo bottles, as well as for several Mott's items. Some of our customer contracts are subject to early termination by our customers in certain circumstances, including upon our material breach of such agreements. In 2002, we lost a customer responsible for approximately 3.9% of our 2001 net sales; although we were able to replace these sales, we may not be able to replace sales to other lost customers in the future. The loss of a number of our larger customers, a significant reduction in sales to these customers or a significant change in the commercial terms of our relationship with these customers could adversely effect our operating performance and the price of our common stock.

        Natural gas, the principal fuel we use to manufacture our products, is subject to widely fluctuating prices.

        Increases in the price of natural gas adversely affect our costs and margins. Since 2000, closing prices for natural gas have fluctuated significantly from a low of $1.830 per million BTUs, or MMBTU, in October 2001 to a high of $9.978 per MMBTU in January 2001, compared to an average price of $2.238 per MMBTU from 1995 through 1999. Since the 2001 price peak, natural gas prices have remained volatile. From January through August 2003, natural gas prices have closed at between $4.693 and $9.133 per MMBTU, with the high being March 2003 and the low being August 2003. Certain of our contracts with our customers incorporate price adjustments based on changes in the cost of natural gas, although the change in pricing may lag behind the cost we incur to obtain natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. Any significant increase could adversely impact our margins and operating performance and, accordingly, the price of our common stock.

        Hostilities in the Middle East or elsewhere may adversely impact energy costs.

        An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, a prolonged armed conflict in the Middle East, could result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in the cost of natural gas prices or energy generally. See "—Natural gas, the principal fuel we use to manufacture our products, is subject to widely fluctuating prices."

        Many factors could adversely affect the successful completion of our planned capital improvements projects.

        We are in the process of implementing certain capital improvement projects for our company. See "Business—Business Strategy—Continue to reduce costs through productivity and process improvements." Completion of these projects will entail significant risks, such as unforeseen construction, scheduling or engineering problems, unanticipated cost increases or disruption to existing operations. The failure of any project to be completed on time or within budget, or the failure of any project to generate the operational benefits originally contemplated, may adversely impact our operating performance and the price of our common stock.

        If we are unable to obtain our raw materials at favorable prices, it could adversely impact our operating performance.

        Sand, soda ash, limestone, cullet (reclaimed glass), corrugated packaging materials and energy are the principal raw materials we use. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require us to secure our raw materials from sources other than our current suppliers, we may not be able to do so on terms as favorable as our current terms or at all. In addition, material increases in the cost of any of these items on an industry-wide basis could have an adverse impact on our operating performance and cash flows if we are unable to pass on these increased costs to our customers. This may have an adverse effect on the price of our common stock.

        We are involved in a continuous manufacturing process with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may impact our operating performance.

        During September 2002, we experienced approximately 15 days of unplanned plant downtime due to the need to perform emergency furnace repairs at two of our operating facilities. This unplanned downtime resulted in approximately $1.1 million of unabsorbed fixed costs that negatively impacted our results of operations for the period ended September 30, 2002 and lowered shipment volume and net sales in that period. These repairs were completed in September 2002 and the furnaces are currently operating. However, due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur similar unplanned business interruptions in the future and such interruptions may adversely impact our operating performance and the price of our common stock.

        To the extent that we experience any furnace breakdowns or similar manufacturing problems, we will be required to make capital expenditures and our liquidity may be impaired as a result of these expenditures.

        The seasonality of our business has an adverse effect on our liquidity in the first and fourth quarters.

        Demand for beer, iced tea and other beverages is stronger during the summer months. Because our shipment volume is typically higher in the second and third quarters, we usually build inventory during the fourth and first quarters. In addition, we have historically scheduled shutdowns of our plants for furnace rebuilds and machine repairs in the fourth and first quarters of the year to coincide with scheduled holiday and vacation time under our labor union contracts. These shutdowns, coupled with our contemporaneous inventory build-up, consume working capital and adversely affect our liquidity on a seasonal basis. This may have an adverse effect on the price of our common stock.

        Organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance and the price of our common stock.

        We are party to collective bargaining agreements that cover substantially all of our manufacturing employees. Our current collective bargaining agreements expire in 2005. If our unionized employees were to engage in a strike or other work stoppage prior to such expiration, or if we are unable to negotiate acceptable extensions of those agreements with labor unions resulting in a strike or other work stoppage by the affected workers, we could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could have an adverse impact on our operating performance and the price of our common stock.

        We are subject to various regulations that could impose substantial costs upon us and may adversely impact our operating performance and the price of our common stock.

        Our operations are subject to Federal, state and local laws and regulations that are designed to protect the environment, as well as the safety and health of workers. See "Business—Environmental and Other Governmental Regulations" for a discussion of certain of these laws and regulations. Such laws and regulations frequently change and state and local laws are different in every jurisdiction. Our operations and properties must comply with these legal requirements. In addition, we are required to obtain and maintain permits in connection with our glass- making operations.

        We have incurred, and expect to continue to incur, costs for our operations to comply with such legal requirements, and these costs could increase in the future. Many such legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. Certain environmental legal requirements provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment and liability for related damages to natural resources. They may also impose liability for personal injury or property damage due to the presence of, or exposure to, hazardous substances. It is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves and/or our insurance could adversely impact our operating performance and the price of our common stock.

        In addition, legislation has been introduced at the federal, state and local levels requiring a deposit or tax, or imposing other restrictions, on the sale or use of certain containers, particularly beer and carbonated soft drink containers. Several states have enacted some form of deposit legislation, and others may in the future. The enactment of additional deposit laws or laws, such as mandatory recycling rate requirements, that affect the cost structure of a particular segment or all of the packaging industry could adversely impact our operating performance and the price of our common stock.

        Our business may suffer if we do not retain our senior management.

        We depend on our senior management. The loss of services of any of the members of our senior management team could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

Risks Related to the Offering

  Our controlling stockholders may take actions that conflict with your interests.

        Immediately following this offering, without giving effect to the exercise of the over-allotment option, a majority of the voting power of our capital stock will be held by affiliates of Cerberus, which we refer to herein as our majority stockholders. Accordingly, Cerberus controls the power to elect our directors, to appoint members of management and to approve all actions requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, certain acquisitions or sales of all or substantially all of our assets, which could delay or prevent someone from acquiring or merging with us.

        Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

        Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that:

  •
  permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

  •
  limit stockholders' ability to call special meetings.

        These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

        In addition, Section 203 of the Delaware General Corporation Law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. In addition, certain of our employment agreements and incentive plans provide for payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price. See "Management—Employee Plans" and "Description of Capital Stock—Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect."

        Furthermore, the indenture governing our senior secured notes requires us to give holders of the senior secured notes the opportunity to sell us their senior secured notes at 101% of their face amount plus accrued and unpaid interest in the event of a change of control. In addition, under our revolving credit facility, a change of control without the lender's consent may lead the lender to exercise certain remedies, such as acceleration of the loan and termination of its obligation to fund additional advances under our revolving credit facility. Our master lease agreement grants the lessor similar remedies in the event of a change of control without its consent. See "Description of Certain Indebtedness—Change of Control Offer."

        Your ability to sell the common stock may be limited by a number of factors; prices for the common stock may be volatile.

        Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. The price of our common stock will change after the offering. The market price of the common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  •
  variations in operating results;

  •
  changes in, or our ability to meet, financial estimates by securities analysts;

  •
  changes in market valuations of companies in the glass container industry;

  •
  announcements by us or our competitors relating to significant contracts or customers, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  our success or failure to implement our expansion plans;

  •
  increases or decreases in reported holdings by insiders or mutual funds;

  •
  additions or departures of key personnel;

  •
  changes in dividend policy;

  •
  future sales of common stock; and

  •
  stock market price and volume fluctuations generally.

        If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        If our existing stockholders or option holders who exercise their options sell substantial amounts of our common stock in the public market following this offering, after the termination of the waiting period described in the lock-up agreements referred to below, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, of which            shares will be held by our current stockholders. Our majority stockholders have certain demand and piggyback registration rights. See "Certain Relationships and Related Transactions—Stockholders' Agreement." However, all of our current stockholders will be subject to the lock-up agreements with the underwriters described in "Underwriting" and will be subject to the Rule 144 holding period requirement described in "Shares Eligible for Future Sales." After all of these agreements expire and applicable holding periods have elapsed, an aggregate of            additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

        We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends.

        We have adopted a dividend policy that contemplates initial annual dividends on our common stock of approximately $        per share. We expect that dividends on our common stock will be paid in cash and will be paid quarterly. Our board of directors may, in its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends at this level in the future or at all.

        The instruments governing our indebtedness contain various covenants which place limitations on the amount of dividends we may pay. The indenture governing our senior secured notes limits dividends on our common stock to no more than 6.0% per annum of the net cash proceeds received by us in all public equity offerings unless certain other financial measures are satisfied. In addition, our revolving credit agreement that we entered into on August 30, 2002, with Congress Financial Corporation (Central), as administrative agent and collateral agent for the lenders, Bank of America, N.A., as documentation agent for the lenders, and various financial institutions from time to time party thereto as lenders, which we refer to as our revolving credit agreement, requires that, on and during the 30 days immediately preceding the dividend payment date, no default or event of default exists thereunder, the dividend payment not violate the terms of any other agreements, the aggregate amount of excess availability under our revolving credit agreement be at least $10.0 million and the dividend be paid out of legally available funds.

        In addition, under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years.

        If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

        If you purchase shares of our common stock in this offering, you will experience immediate dilution of $        per share, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options by employees or directors to purchase common stock and the issuance of restricted stock, if any, to our employees or directors under our equity incentive plan. Through August 5, 2003, we granted              stock options to purchase our common stock at an average exercise price of $        per share. Upon consummation of this offering, we intend to grant options to purchase an additional               shares of common stock, at an exercise price that is the same as the initial public offering price.

        Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.

        In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. and subsequently ceased conducting business. In order to include audited financial statements in a registration statement, we are required to obtain a consent from the independent public accountants who reported on the financial statements. Arthur Andersen cannot provide consents to include financial statements reported on by them in our registration statement. The report covering the financial statements for our 2000 fiscal year was previously issued by Arthur Andersen and has not been reissued by them. Because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act of 1933, or the Securities Act, for material misstatements or omissions, if any, in the registration statement and prospectus, including the financial statements covered by their previously issued reports. Because Arthur Andersen has ceased conducting business, it is unlikely that you would be able to recover damages from Arthur Andersen for any claim against them.

        If the Securities and Exchange Commission, or the SEC, no longer accepts financial statements audited by Arthur Andersen, this may affect our ability to access the public capital markets unless PricewaterhouseCoopers L.L.P., our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements for our 2000 fiscal year in a registration statement. Any delay or inability to access the capital markets may have an adverse impact on our business.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "intend," "project," "will be," "will likely continue," "will likely result," or words or phrases of similar meaning including, among other things, statements concerning:

  •
  our liquidity and capital resources;

  •
  competitive pressures and trends in the glass container or food and beverage industries;

  •
  prevailing interest rates;

  •
  prices for energy, particularly natural gas, and other raw materials;

  •
  enhanced financial performance as a result of capital improvements;

  •
  dividend policy;

  •
  legal proceedings and regulatory matters; and

  •
  general economic conditions.

        Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading "Risk Factors." We operate in a changing environment in which new risk factors can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

USE OF PROCEEDS

        We will receive net proceeds from the offering of approximately $            million (approximately $            million if the underwriters exercise their over-allotment option in full), assuming that the common stock is offered at $    , the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commission and the estimated expenses of the offering. We intend to use the net proceeds to:

  •
  redeem all of our series C participating preferred stock, including accrued and unpaid dividends thereon, which is currently held by affiliates of Cerberus, at a cost of $       million; and

  •
  fund working capital and for general corporate purposes.

DIVIDEND POLICY

        Our dividend policy contemplates initial annual cash dividends on our common stock of approximately $            per share. We expect that dividends will be paid in cash and will be paid quarterly and that the initial dividend will be paid in            2004.

        The instruments governing our indebtedness contain various covenants that limit the amount of dividends we may pay. The indenture governing our senior secured notes limits dividends on our common stock to no more than 6.0% per annum of the net cash proceeds received by us in all public equity offerings unless certain other financial measures are satisfied. In addition, our revolving credit agreement requires that on and during the 30 days immediately preceding the dividend payment date, no default or event of default exists thereunder, the dividend payment not violate the terms of any other agreements, the aggregate amount of excess availability under our revolving credit agreement be at least $10.0 million and the dividend be paid out of legally available funds.

        We have not paid dividends in the past on our common stock.

        For certain risks relating to our payment of dividends, see "Risk Factors—Risks Related to the Offering—We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends."

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

    •
    on an actual basis;

    •
    on a pro forma basis after giving effect to the issuance of the additional notes, and the application of the proceeds therefrom; and

    •
    on a pro forma as adjusted basis after giving effect to the sale by us of        shares of common stock in this offering, at an assumed initial public offering price of $        per share, the redemption of all of our series C participating preferred stock and the issuance of             shares of common stock in connection with such redemption, in each case as if they occured on June 30, 2003.

        You should read this table together with our unaudited financial information and the related notes thereto included elsewhere in this prospectus. For additional information regarding our outstanding indebtedness, see "Unaudited Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Certain Indebtedness."

	As of June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	$320	$15,188	$

Long-term debt (including current maturities):
Revolving credit facility(1)	$38,382	$—
Senior secured notes(2)	300,000	353,750
Capital leases	19,965	19,965
Obligations under the PBGC Agreement	62,884	62,884

Total debt	421,231	436,599

Stockholders' equity:
Preferred stock, series C, $0.01 par value; actual and pro forma: 100,000 shares authorized; 75,000 shares issued and outstanding; pro forma as adjusted: shares authorized and issued and outstanding	1	1
Common stock, $0.10 par value; actual and pro forma: 21,000,000 shares authorized; 9,000,000 shares issued and outstanding; pro forma as adjusted: shares authorized; issued and outstanding(3)	900	900
Capital in excess of par value	78,349	78,349
Participation component of preferred stock	750	750
Accumulated deficit	(20,534)	(20,534)
Accumulated other comprehensive income	897	897

Total stockholders' equity	60,363	60,363

Total capitalization	$481,594	$496,962	$

(1)
Proceeds of the issuance of the additional notes and the application of the proceeds therefrom are as follows:

Issuance of the additional notes	$50,000
Receipt of premium on the additional notes, issued at 107.5%	3,750

53,750
Pay down of advances outstanding under our revolving credit facility	(38,382)
Pay fees on the issuance of the additional notes	(500)

Amount added to cash and cash equivalents	$14,868

(2)
Includes the premium of $3.75 million received upon issuance of the additional $50.0 million senior secured notes.

(3)
Excludes outstanding options to purchase              shares of common stock at an exercise price of $       per share that were granted in January 2003 and options to purchase an additional              shares of common stock to be granted upon consummation of this offering at an exercise price equal to the initial public offering price per share. All pro forma as adjusted share numbers contained herein give effect to the      for      stock split to be effected prior to the offering.

SELECTED HISTORICAL FINANCIAL DATA

        The following table presents certain audited and unaudited historical financial information of our company derived from our financial statements and should be read in conjunction with our financial statements, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        We have derived the summary historical financial data as of and for the six months ended June 30, 2003 and for the six months ended June 30, 2002 from our unaudited condensed financial statements, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair presentation of our results for such periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

        The historical information with respect to our company as of December 31, 2002 and 2001 and for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the year ended December 31, 2001 has been derived from our financial statements, audited by PricewaterhouseCoopers LLP, independent accountants. These financial statements appear elsewhere in this prospectus.

        The historical information with respect to our company for the year ended December 31, 2000 has been derived from our audited financial statements, which had previously been audited by Arthur Andersen, independent public accountants. These financial statements appear elsewhere in this prospectus. Arthur Andersen has not reissued its report for purposes of the offering. The historical information with respect to our company as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 has been derived from our audited financial statements, which had previously been audited by Arthur Andersen. See "Risk Factors—Risks Related to the Offering—Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us."

        Our financial statements as of and for periods subsequent to August 31, 2002 are referred to as the "reorganized company" statements. Our financial statements prior to that date are referred to as "predecessor company" statements. The financial statements for the eight months ended August 31, 2002 give effect to the restructuring and reorganization adjustments and the implementation of fresh start accounting. Our financial results for the year ended December 31, 2002 include two different bases of accounting and, consequently, after giving effect to the reorganization and fresh start adjustments, the financial statements of the reorganized company are not comparable to those of the predecessor company. Accordingly, the operating results and cash flows of the reorganized company and the predecessor company have been separately disclosed.

	Predecessor Company						Reorganized Company
	Years Ended December 31,				Eight Months Ended August 31, 2002	Six Months Ended June 30, 2002	Four Months Ended December 31, 2002	Six Months Ended June 30, 2003
	1998	1999	2000	2001
	(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$643,318	$628,728	$629,548	$702,209	$504,195	$378,260	$211,379	$349,225
Cost of products sold	594,256	582,975	603,061	658,641	451,619	340,671	192,434	320,989
Selling and administrative expenses	30,246	28,465	33,222	28,462	19,262	15,224	9,683	13,466
Restructuring, net(1)	4,400	—	—	—	(395)	1,429	—	—
Related party provisions and charges(2)	—	9,600	—	35,668	—	—	—	—

Income (loss) from operations	14,416	7,688	(6,735)	(20,562)	33,709	20,936	9,262	14,770
Reorganization items, net(3)	—	—	—	—	47,389	(2,700)	—
Other income (expense), net	2,384	2,080	5,504	106	673	483	450	(224)
Interest expense(4)	(26,570)	(27,279)	(31,035)	(30,612)	(17,948)	(13,974)	(10,381)	(25,138)

Net income (loss)	$(9,770)	$(17,511)	$(32,266)	$(51,068)	$63,823	$4,745	$(669)	$(10,592)

Basic net income (loss) per share applicable to common stock	$(5.12)	$(5.93)	$(8.82)	$(12.40)	$11.37	$0.12	$(0.41)	$(1.70)

Basic weighted average number of common shares outstanding	4,455,466	5,251,356	5,251,356	5,251,356	5,251,356	5,251,356	9,000,000	9,000,000

Diluted net income (loss) per share applicable to common stock	$(5.12)	$(5.93)	$(8.82)	$(12.40)	$1.89	$0.12	$(0.41)	$(1.70)

Diluted weighted average number of common shares outstanding	4,455,466	5,251,356	5,251,356	5,251,356	33,805,651	5,251,356	9,000,000	9,000,000

Other Financial Data:
Depreciation and amortization	$52,155	$51,942	$54,900	$54,024	$35,721	$27,994	$18,011	$33,409
Capital expenditures	42,297	53,963	39,805	41,952	42,654	37,256	28,666	56,183
Adjusted EBITDA(5)	73,355	70,208	49,508	69,584	69,134	50,465	27,345	48,133
Balance Sheet Data (at end of period):
Cash and cash equivalents	$4,106	$5,278	$4,532	$416			$351	$320
Working capital(6)	95,830	52,344	65,248	56,143			43,428	82,381
Total assets	640,962	613,037	620,807	530,584			556,397	656,169
Total debt(7)	253,922	253,132	269,279	259,435			298,801	421,231
Redeemable preferred stock	66,643	70,830	76,428	82,026			—	—
Total stockholders' equity (deficit)	67,938	46,187	(4,626)	(124,041)			76,499	60,363

(1)
We recorded a net gain for restructuring of $395 for the eight months ended August 31, 2002. The significant components of this net gain included: professional fees of $10,068; direct costs of the restructuring, net of $8,344; savings attributable to the retiree benefit plan modification of ($24,432); and a first mortgage note holder consent fee of $5,625. Restructuring, net in the six months ended June 30, 2002 consist of professional fees. We recorded a restructuring charge in 1998 as a result of one furnace and one machine being removed from service.

(2)
For 2001, represents the write-off of a receivable from Consumers Packaging and affiliates of $18,221 and the write-off of an advance to G&G Investments of $17,447. For 1999, represents our allocable portion of the write-off of costs relating to a software system.

(3)
Reorganization items, net in the eight months ended August 31, 2002 consist of a net gain for fresh start adjustments of $49,908 and expenses incurred in our Chapter 11 proceedings of $2,519, comprised of: $2,450 of debtor-in-possession facility fees; $1,687 of professional fees; $1,276 of deferred financing fees written off relating to our senior notes, which were repaid on August 30, 2002; and a credit of $2,894 for the reversal of interest expense relating to our senior notes. Reorganization items, net for the six months ended June 30, 2002 consist of $2,450 of debtor-in-possession facility fees and $250 of professional fees.

(4)
Interest expense for the six months ended June 30, 2003 includes a $4.3 million charge for the write-off of deferred financing fees and other payments related to debt repaid with proceeds of the initial $300.0 million offering of our senior secured notes. Interest expense for 2000 includes a $1.3 million charge for the write-off of deferred financing fees resulting from the refinancing of a revolving credit facility.

(5)
Adjusted EBITDA is an amount equal to net income (loss) plus restructuring, net, related party provisions and charges, reorganization items, net, interest expense, income taxes, depreciation and amortization, (gain) loss on the sale of fixed assets and other noncash items. Adjusted EBITDA is not a presentation made in accordance with generally accepted accounting principles and is not intended to present a superior measure of financial condition or profitability from those determined under GAAP. Adjusted EBITDA is a primary component of the fixed charge coverage financial covenant under our revolving credit facility and master lease agreement. Adjusted EBITDA, as defined in those agreements, is calculated below. We are required to maintain a fixed charge coverage ratio (Adjusted EBITDA divided by fixed charges) of 0.9:1.0 through September 30, 2003 and 1.0:1.0 thereafter. Not maintaining the required fixed charge coverage is a default under those agreements. The actual fixed charge coverage ratio for each of the four quarters ended December 31, 2002 and June 30, 2003 (the periods under which the agreements were outstanding) was 1.06 and 1.08, respectively. Although our management uses this measure, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

	Predecessor Company						Reorganized Company
					Eight Months Ended August 31, 2002	Six Months Ended June 30, 2002	Four Months Ended December 31, 2002	Six Months Ended June 30, 2003
	Years Ended December 31,
	1998	1999	2000	2001
	(dollars in thousands)
Net income (loss)	$(9,770)	$(17,511)	$(32,266)	$(51,068)	$63,823	$4,745	$(669)	$(10,592)
Restructuring, net	4,400	—	—	—	(395)	1,429	—	—
Related party provisions and charges	—	9,600	—	35,668	—	—	—	—
Reorganization items, net	—	—	—	—	(47,389)	2,700	—	—
Interest expense	26,570	27,279	31,035	30,612	17,948	13,974	10,381	25,138
Depreciation and amortization	52,155	51,942	54,900	54,024	35,721	27,994	18,011	33,409
(Gain) loss on fixed asset sales	—	(1,102)	(4,161)	(495)	90	62	(7)	292
Other noncash items	—	—	—	843	(664)	(439)	(371)	(114)

Adjusted EBITDA	$73,355	$70,208	$49,508	$69,584	$69,134	$50,465	$27,345	$48,133

(6)
Working capital is defined as total current assets, less cash, minus total current liabilities, less borrowings under our revolving credit facility and the current portion of long-term debt. Working capital as defined here is not a presentation made in accordance with GAAP and is not intended to present a superior measure of financial condition or liquidity from those determined under GAAP. Although our management uses this measure, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

(7)
Total debt as of December 31, 2002 and June 30, 2003 includes our obligations under the PBGC Agreement.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

        Our reorganization was effective August 30, 2002. In accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," we adopted the provisions of fresh start accounting, which require, among other things, the allocation of the reorganization value to our assets in relation to their fair values. For accounting purposes, we have recorded the effects of our reorganization in our audited financial statements as if it occurred August 31, 2002.

        The unaudited pro forma balance sheet as of June 30, 2003 gives effect to the issuance of an additional $50.0 million aggregate principal amount of our senior secured notes and the application of the proceeds therefrom, in each case as if they had occurred on June 30, 2003. The unaudited pro forma as adjusted balance sheet as of June 30, 2003 is further adjusted to give effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the redemption of all of our series C participating preferred stock and the issuance of            shares of common stock in connection with such redemption, in each case as if they had occurred on June 30, 2003.

        The unaudited pro forma as adjusted statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003 give pro forma effect, in each case as if they had occurred on January 1, 2002, to:

(i) our reorganization and transactions directly related thereto, including:

  •
  the repayment of $50.0 million aggregate principal amount of the senior notes, which occurred on August 30, 2002;

  •
  borrowings under our $20.0 million term loan facility, which were made on August 30, 2002;

  •
  the PBGC Agreement;

  •
  the application of fresh start accounting, which consists of the revaluation of certain of our assets and liabilities; and

  •
  the elimination of certain non-recurring charges that were directly associated with the reorganization;

(ii) the issuance of $300.0 million aggregate principal amount of our senior secured notes and the application of the proceeds therefrom including:

  •
  the repayment of $150.0 million of indebtedness under the first mortgage notes and $20.0 million under the senior secured term loan; and

  •
  termination of certain equipment leases by purchasing from the lessors the equipment leased thereunder;

(iii) the issuance of the additional notes, and the application of the proceeds therefrom; and

(iv) the sale by us of            shares of our common stock in this offering at an assumed intitial public offering price of $        per share, the redemption of all of our series C participating preferred stock and the issuance of            shares of common stock in connection with such redemption.

        The unaudited pro forma financial statements should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus.

        The unaudited pro forma and pro forma as adjusted data are not necessarily indicative of our results of operations or financial position had these transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA BALANCE SHEET
AS OF JUNE 30, 2003

	Reorganized Company
		Senior Secured Notes Adjustments(1)
	June 30, 2003 As Reported			Pro Forma	Offering Adjustments(2)	Pro Forma As Adjusted
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$320	$14,868	(1)	$15,188
Accounts receivable	44,462			44,462
Inventories	132,287			132,287
Other current assets	8,728			8,728

Total current assets	185,797	14,868		200,665
Property, plant and equipment, net	448,531			448,531
Other assets	14,601	500	(1)	15,101
Intangible assets	7,240			7,240

	$656,169	$15,368		$671,537

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Borrowings under revolving credit facility	$38,382	$(38,382	)(1)	$—
Current maturities of long-term debt	9,057			9,057
Accounts payable	43,999			43,999
Accrued expenses	19,791			19,791
Accrued interest	13,755			13,755
Accrued compensation and employee benefits	25,551			25,551

Total current liabilities	150,535	(38,382)		112,153
Notes and long-term capital leases	315,496			315,496
Additional notes		53,750	(1)	53,750
Long-term obligation to PBGC	58,296			58,296

Total long-term debt	373,792	53,750		427,542
Long-term post-retirement liabilities	40,831			40,831
Other long-term liabilities	30,648			30,648

Total liabilities	595,806	15,368		611,174

Stockholders' equity
Preferred stock	1			1
Common stock	900			900
Participation component of preferred stock	750			750
Capital in excess of par value on preferred stock	74,249			74,249
Capital in excess of par value on common stock	4,100			4,100
Accumulated deficit	(20,534)			(20,534)
Accumulated other comprehensive income	897			897

	60,363			60,363

	$656,169	$15,368		$671,537

See Notes to Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

	Predecessor Company	Reorganized Company
	Eight Months Ended August 31, 2002	Four Months Ended December 31, 2002	Pro Forma Reorganization Adjustments		Pro Forma Reorganized Company	Senior Secured Notes Adjustments		Pro Forma	Offering Adjustments	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Net sales	$504,195	$211,379	$—		$715,574	$—		$715,574
Costs and expenses:
Cost of products sold	451,619	192,434	1,990	(a)	645,298	5,671	(e)	640,214
			(745)	(b)		(10,755)	(f)
Selling and administrative expenses	19,262	9,683			28,945			28,945
Restructuring, net	(395)	—	395	(c)	—			—
Related party provisions and charges	—	—			—			—

Income from operations	33,709	9,262	(1,640)		41,331	5,084		46,415
Reorganization items, net	47,389	—	(47,389	)(c)	—			—
Other income, net	673	450			1,123			1,123
Interest expense	(17,948)	(10,381)	(4,341)	(d)	(32,670)	(8,988)	(g)	(46,816)
						(5,158)	(h)

Net income (loss)	$63,823	$(669)	$(53,370)		$9,784	$(9,062)		$722

Preferred stock dividends	$(4,100)	$(3,022)

Income (loss) applicable to common stock	$59,723	$(3,691)

Basic net income (loss) per share applicable to common stock	$11.37	$(0.41)

Basic weighted average number of common shares outstanding	5,251,356	9,000,000

Diluted net income (loss) per share applicable to common stock	$1.89	$(0.41)

Diluted weighted average number of common shares outstanding	33,805,651	9,000,000

See Notes to Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2002

	Predecessor Company
	Six Months Ended June 30, 2002	Pro Forma Reorganization Adjustments		Pro Forma Reorganized Company	Senior Secured Notes Adjustments		Pro Forma	Offering Adjustments	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Net sales	$378,260	$—		$378,260	$—		$378,260
Costs and expenses:
Cost of products sold	340,671	1,494	(a)	341,365	2,835	(e)	338,823
		(800	)(b)		(5,377	)(f)
Selling and administrative expenses	15,224			15,224			15,224
Restructuring, net	1,429	(1,429	)(c)	—	—		—

Income from operations	20,936	735		21,671	2,542		24,213
Reorganization items, net	(2,700)	2,700	(c)	—	—		—
Other income, net	483			483			483
Interest expense	(13,974)	(2,953	)(d)	(16,927)	(4,095	)(g)	(23,601)
					(2,579)	(h)

Net income	$4,745	$482		$5,227	$(4,132)		$1,095

Preferred stock dividends	$(4,100)

Income applicable to common stock	$645

Basic and diluted net income per share applicable to common stock	$0.12

Basic and diluted weighted average number of common shares outstanding	5,251,356

See Notes to Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003

	Reorganized Company
	Six Months Ended June 30, 2003	Senior Secured Notes Adjustments		Pro Forma	Offering Adjustments	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Net sales	$349,225	$—		$349,225
Costs and expenses:
Cost of products sold	320,989	602	(e)	320,744
		(847	)(f)
Selling and administrative expenses	13,466			13,466

Income from operations	14,770	245		15,015
Other expense, net	(224)			(224)
Interest expense	(25,138)	4,154	(g)	(23,563)
		(2,579)	(h)

Net loss	$(10,592)	$1,820		$(8,772)

Preferred stock dividends	$(4,751)

Loss applicable to common stock	$(15,343)

Basic and diluted net loss per common share	$(1.70)

Basic and diluted weighted average number of common shares outstanding	9,000,000

See Notes to Unaudited Pro Forma Financial Statements.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Balance Sheet

        The unaudited pro forma balance sheet as of June 30, 2003 gives effect to the following unaudited pro forma adjustments:

(1)
Reflects the issuance of the additional notes. Proceeds of $50.0 million and $3.75 million premium on the issuance of additional notes, net of fees of approximately $0.5 million, will be used to finance improvements to the collateral securing the senior secured notes and the additional notes or to refinance indebtedness incurred by us to finance improvements to the collateral. Pending the application of such proceeds, a portion of the net proceeds from the sale of the additional notes were used to pay down advances outstanding under our revolving credit facility of approximately $38.4 million.

        Proceeds of the issuance of the additional notes and the application of the proceeds therefrom are as follows:

Issuance of the additional notes	$50,000
Receipt of premium on the additional notes, issued at 107.5% of their principal amount	3,750

53,750
Pay down advances outstanding under our revolving credit facility	(38,382)
Pay fees on the issuance of the additional notes	(500)

Amount added to cash and cash equivalents	$14,868

(2)
Reflects the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $                      per share and the application of the net proceeds therefrom, including the redemption of all of our series C participating preferred stock.

Notes to Unaudited Pro Forma Statements of Operations

        The unaudited pro forma statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2002 and 2003 give effect to the following unaudited pro forma adjustments:

(a)
Reflects the net increase to the predecessor company's historical depreciation for the effects of the fresh start adjustments for property, plant and equipment and the increase to amortization expense for the effect of fresh start adjustments for intangible assets as follows:

(1)
For the year ended December 31, 2002, the pro forma adjustment reflects depreciation and amortization for the period January 1, 2002 through August 31, 2002.

(2)
For the six months ended June 30, 2002, the pro forma adjustment reflects depreciation and amortization for the period January 1, 2002 through June 30, 2002.

(b)
Reflects the adjustment to pension expense that would have been recorded as if we were a member of the current multiemployer pension plans as of the beginning of the period.

(c)
Reflects the elimination of the predecessor company's restructuring items, net and reorganization items, net that are directly related to the plan of reorganization.

(d)
Pro forma interest expense and amortization of financing costs has been calculated on pro forma debt levels and applicable interest rates assuming the reorganization was consummated as of the beginning of the periods:

	Year Ended December 31, 2002		Six Months Ended June 30, 2002
Eliminate interest expense on the senior notes	$(1,426	)(1)	$(1,426	)(3)
Eliminate amortization of financing fees on the senior notes	(154	)(2)	(115	)(3)
Interest on borrowings under the senior secured term loan of $20.0 million at a fixed interest rate of 14%	1,836	(2)	1,400	(3)
Amortization of financing fees on the senior secured term loan	122	(2)	92	(3)
Annual fee on the senior secured term loan	200	(2)	100	(3)
Interest on obligation to the PBGC at an interest rate of 8.9%	3,763	(2)	2,902	(3)

	$4,341		$2,953

  (1)
  Pro forma adjustment reflects interest expense for the period from January 1, 2002 through April 15, 2002.

  (2)
  Pro forma adjustment reflects interest expense for the period from January 1, 2002 through August 31, 2002.

  (3)
  Pro forma adjustment reflects interest expense for the period from January 1, 2002 through June 30, 2002.

(e)
Reflects the increase to depreciation expense that would result from exercise of the early buyout option of the operating and capital leases as follows:

(1)
For the year ended December 31, 2002, the pro forma adjustment reflects depreciation for the period January 1, 2002 through December 31, 2002.

(2)
For the six months ended June 30, 2002, the pro forma adjustment reflects depreciation for the period January 1, 2002 through June 30, 2002.

(3)
For the six months ended June 30, 2003, the pro forma adjustment reflects depreciation for the period from January 1, 2003 through the buyout date.

(f)
Reflects the elimination of rent expense associated with the exercise of the early buyout option of operating leases as follows:

(1)
For the year ended December 31, 2002, the pro forma adjustment reflects elimination of rent expense for the period January 1, 2002 through December 31, 2002.

(2)
For the six months ended June 30, 2002, the pro forma adjustments reflects elimination of rent expense for the period January 1, 2002 through June 30, 2002.

(3)
For the six months ended June 30, 2003, the pro forma adjustment reflects elimination of rent expense for the period from January 1, 2003 through the buyout date.

(g)
Reflects the initial issuance of the senior secured notes. The proceeds of $300.0 million, net of fees and expenses of approximately $11.0 million, classified as long-term financing costs, were used to; repay (1) the indebtedness of $150.0 million under the first mortgage notes, (2) $20.0 million under the senior secured term loan and (3) balances outstanding under our revolving credit facility and terminate certain equipment leases by purchase from the lessors the equipment leased thereunder and eliminate a capital lease obligation. Financing costs will be amortized over the term of the related debt.

		Six Months Ended June 30,
	Year Ended December 31, 2002
		2002	2003
Eliminate interest expense on the first mortgage notes	$(17,171)	$(8,717)	$(2,037	) (1)
Eliminate amortization of financing fees on the First Mortgage Notes	(1,120)	(560)	(117	) (2)
Eliminate interest expense on the senior secured term loan	(2,800)	(1,400)	(296	) (2)
Eliminate amortization of financing fees on the senior secured term loan	(184)	(92)	(16	) (2)
Eliminate annual fee on the senior secured term loan	(200)	(100)	—
Interest on borrowings under the senior secured notes of $300.0 million at a fixed interest rate of 11%	33,000	16,500	3,483	(3)
Amortization of financing fees on the senior secured notes	1,100	550	111	(3)
Eliminate interest expense and adjust unused line fee expense on the revolving credit facility	(3,013)	(1,756)	(914	) (4)
Eliminate interest on capital lease	(624)	(330)	(73	) (5)
Eliminate write-off of financing fees of the first mortgage notes and other payments	—	—	(4,295)

	$8,988	$4,095	$(4,154)

  (1)
  Pro forma adjustment reflects interest expense for the period from January 1, 2003 through February 14, 2003.

  (2)
  Pro forma adjustment reflects interest expense for the period from January 1, 2003 through February 7, 2003.

  (3)
  Pro forma adjustment reflects interest expense for the period from February 7, 2003 through June 30, 2003.

  (4)
  Pro forma adjustment reflects interest expense for the period from January 1, 2003 through June 30, 2003.

  (5)
  Pro forma adjustment reflects interest expense for the period from January 1, 2003 through February 28, 2003.

(h)
Reflects the interest on borrowings under the aggregate principal amount of $50.0 million additional notes at a fixed interest rate of 11%, amortization of the premium of $3.75 million and amortization of financing costs.

		Six Months Ended June 30,
	Year Ended December 31, 2002
		2002	2003
Interest on borrowings under the additional notes of $50.0 million at a fixed rate of 11%	$5,500	$2,750	$2,750
Amortization of premium on the additional notes	(395)	(197)	(197)
Amortization of financing fees on the additional notes	53	26	26

	$5,158	$2,579	$2,579

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" and "Risk Factors" for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

Overview

  Company Background

        We are the third largest manufacturer of glass containers in the United States, and we are focused solely on this packaging industry segment. In 2002, we estimate that we shipped approximately 18% of U.S. industry volume of glass containers as compared with approximately 43% and 31% of U.S. industry volume shipped by our two largest competitors over that same period. We have nine strategically located facilities where we produce a diverse line of flint (clear), amber, green and other colored glass containers of various types, designs and sizes for the beer, flavored alcoholic beverages, non-alcoholic beverages, liquor and food markets. We manufacture and sell our products to many of the leading producers of products in these categories.

        Senior Secured Notes Offering

        On February 7, 2003, we completed the offering of $300.0 million aggregate principal amount of senior secured notes. The senior secured notes are our senior secured obligations, ranking equal in right of payment with all of our existing and future unsubordinated indebtedness and senior in right of payment to all of our future subordinated indebtedness. The senior secured notes are secured by a first priority lien, subject to certain permitted encumbrances, on substantially all of our existing real property, equipment and other fixed assets relating to our nine operating glass container manufacturing facilities.

        Proceeds from the original issuance of the senior secured notes, net of fees, were approximately $289.0 million and were used to repay 100% of the principal amount outstanding under our first mortgage notes plus accrued interest thereon (approximately $156.3 million), 100% of the principal amount outstanding under our term loan plus accrued interest thereon and a prepayment fee (approximately $20.4 million) and advances outstanding under our revolving credit facility of approximately $66.9 million, which included funds advanced for certain of our capital improvement projects. During the first quarter of 2003, the remaining proceeds of approximately $45.0 million were used to terminate certain equipment leases by purchasing from the lessors the equipment leased thereunder.

        In connection with the original issuance of senior secured notes, we entered into a Registration Rights Agreement, which required us to offer to the holders of the senior secured notes the opportunity to exchange their original senior secured notes for a like principal amount of new senior secured notes, identical in all material respects to the senior secured notes, except that the new senior secured notes do not bear legends restricting the transfer thereof. We completed the exchange offer on August 5, 2003.

        On August 5, 2003, we completed an offering of an additional $50.0 million of our senior secured notes, which we sometimes refer to herein as additional notes. We received aggregate net proceeds from the issuance of the additional notes of approximately $53.4 million. The additional notes were issued at an issue price of 107.5% of their principal amount. The additional notes were issued under the same indenture as the original senior secured notes, as supplemented by a first supplemental indenture, dated August 5, 2003, and their terms are identical in all material respects to our senior secured notes, except that the additional notes currently are subject to certain restrictions on transfer.

        We also entered into a Registration Statement with respect to the additional notes. Under this agreement we are required to file a registration statement for exchange notes having substantially identical terms as the additional notes by November 3, 2003, have the registration statement declared effective by January 2, 2004 and consummate the related exchange by February 1, 2004.

  Reorganization

        On August 30, 2002, we consummated a significant restructuring of our then existing debt and equity securities through a Chapter 11 reorganization. As part of our restructuring, Cerberus, through certain Cerberus-affiliated funds and managed accounts, invested $80.0 million of new equity capital into our company, acquiring 100% of our series C participating preferred stock for $75.0 million and 100.0% of our outstanding common stock for $5.0 million. In addition, we arranged for a $20.0 million term loan facility from Ableco Finance LLC. In connection with the restructuring, we also put in place a new $100.0 million revolving credit facility from various financial institutions. See "Description of Certain Indebtedness." In addition, we settled various lawsuits, eliminated certain related party claims and contracts, reduced retiree medical obligations by more than $20.0 million and entered into an agreement with the PBGC settling our outstanding pension liability. The Ableco facility was repaid in full with a portion of the proceeds from the original issuance of the senior secured notes. The series C participating preferred stock will be redeemed in full with a portion of the proceeds of this offering.

        In connection with our reorganization, we repaid $50.0 million aggregate principal amount of the senior notes. We also retired our old common stock and series A preferred stock and canceled our series B preferred stock. In connection with our reorganization, our first mortgage notes due 2005, aggregate principal amount of $150.0 million, were left unimpaired and remained outstanding. The first mortgage notes were subsequently redeemed in full on February 7, 2003 with a portion of the proceeds of the original issuance of senior secured notes.

        The reorganization was consummated on August 30, 2002; however, for accounting purposes, we have accounted for the reorganization and fresh start adjustments as of August 31, 2002, to coincide with our normal financial closing for the month of August. Our financial statements as of and for periods subsequent to August 31, 2002 are referred to as the "reorganized company" statements. All financial statements prior to that date are referred to as "predecessor company" statements. The financial statements for the eight months ended August 31, 2002 give effect to the restructuring and reorganization adjustments and the implementation of fresh start accounting.

  Pension Plan

        Effective December 31, 2001, the Glass Companies Multiemployer Pension Plan was established, created from the merger of our defined benefit pension plan and the Glenshaw Glass defined benefit plan for hourly employees. Anchor, Glenshaw Glass, the Board of Trustees of the Glass Companies Multiemployer Pension Plan and the unions representing certain employees at our company and at Glenshaw Glass participating in the plan considered the Glass Companies Multiemployer Pension Plan to be a multiemployer pension plan.

        In July 2002, the United States Department of Labor notified us that it had determined that the Glass Companies Multiemployer Pension Plan did not meet the definition of a multiemployer plan for purposes of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. Effective July 31, 2002, we entered into the PBGC Agreement to settle our outstanding pension liability. Pursuant to the PBGC Agreement, and collective bargaining agreements with the unions representing our employees, we withdrew from the Glass Companies Multiemployer Pension Plan on July 31, 2002. The PBGC partitioned the assets and liabilities of the Glass Companies Multiemployer Pension Plan into two parts, one part attributable to our employees and former employees, and one part attributable to the employees and former employees of Glenshaw Glass. Our portion of the plan was terminated. The termination was effective July 31, 2002.

        We settled our contingent termination claim with the PBGC as follows: (1) pursuant to the PBGC Agreement, on August 30, 2002, we made a payment of $20.75 million to the PBGC with proceeds from our reorganization; (2) for a period of 120 months, commencing September 2002, we are required to make monthly payments to the PBGC in the amount of $833,333.33; and (3) on August 30, 2002, we granted the PBGC a warrant for the purchase of 474,000 shares of our common stock, with an exercise price of $5.27 per share and a term of 10 years. We repurchased the warrant for $1.5 million on June 9, 2003. We have amended our labor union contracts and, effective August 1, 2002, commenced contributing to the Glass Molders, Pottery, Plastics and Allied Workers and Employees Pension Fund and the Steelworkers Pension Trust for the future service benefits of our hourly employees.

Results of Operations

        Results for 2002 contain two different bases of accounting and, consequently, after giving effect to the reorganization and fresh start adjustments, the historical financial statements of the reorganized company are not comparable to those of the predecessor company and have been separately disclosed.

Six Months Ended June 30, 2003 Compared to the Six Months Ended June 2002

        Net sales.    Net sales for the first half of 2003 were $349.2 million and $378.3 million for the comparable period of 2002. The decrease in net sales of approximately $29.1 million, or 7.7%, was principally the result of a decrease in unit shipments of approximately 9.5% in the six months ended June 30, 2003 as compared with the same period of 2002, offset by certain price increases. A significant percentage of the volume and net sales dollar decline was experienced in the flavored alcoholic beverage product line. We believe that the negative impact on sales was also due to the softness in the economy, the effect of the military action against Iraq and the harsh weather conditions experienced during the winter in certain parts of the United States.

        Cost of products sold.    Our cost of products sold in the first half of 2003 was $321.0 million (or 91.9% of net sales) while the cost of products sold for the first half of 2002 was $340.7 million (or 90.1% of net sales). This decline in margin in 2003 was principally due to the increase in the cost of natural gas, the principal fuel for manufacturing glass, of approximately $10.7 million in the six months ended June 30, 2003, as compared with the same period of 2002, and the decline in sales noted above. We also incurred costs associated with downtime during the capital improvement project at the Henryetta, Oklahoma facility in the first quarter of 2003 and during the modernization project at the Elmira, New York facility in the first quarter of 2002. In addition, margin was impacted by cost increases, especially for depreciation, offset by additional manufacturing efficiencies due to our cost reduction efforts and by reduced operating lease expense of approximately $4.5 million in the six months ended June 30, 2003 as a result of the buyout of certain equipment leases.

        Selling and administrative expenses.    Selling and administrative expenses for the six months ended June 30, 2003 were $13.5 million or 3.9% of net sales, while selling and administrative expenses for the six months ended June 30, 2002 were $15.3 million, or 4.0% of net sales. Selling and administrative expenses declined as a result of lower personnel and benefit costs and lower professional fees incurred in the first half of 2003 as compared with the first half of 2002.

        Restructuring, net and Reorganization items, net.    In 2002, we incurred costs directly related to our Chapter 11 reorganization and costs that directly resulted from our restructuring through the Chapter 11 plan. Reorganization items were items that met the definition of reorganization items under the provisions of American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", which included costs and gains that were incurred after the Chapter 11 filing and were a direct result of the bankruptcy proceeding. Restructuring items included costs and gains that directly related to our restructuring through the Plan and were either incurred prior to the Chapter 11 filing or were not incurred as a direct result of the bankruptcy itself. No comparable costs were incurred in 2003.

        Interest expense.    Interest expense for the first half of 2003 was $25.1 million compared to $14.0 million for the first half of 2002, an increase of $11.1 million. A noncash write-off of approximately $3.6 million, for deferred fees related to debt repaid with proceeds from our senior secured notes, was included in interest expense in 2003. Interest expense related to our senior secured notes in 2003 increased approximately $6.3 million, as compared with interest expense related to the first mortgage notes in 2002. Interest expense components in 2003 with no comparable charge in the same period of 2002 included approximately $2.8 million of interest related to the PBGC Agreement, a $0.3 million penalty for the term loan prepayment and an approximate $0.4 million consent fee paid to the first mortgage note holders. Interest expense in 2002, not recurring in 2003, included an approximate $1.6 million accrual of interest on the senior notes (which were repaid on August 30, 2002). The increase was also partially offset by lower average interest rates and lower average borrowings outstanding under our revolving credit facility in 2003.

        Net income (loss).    We recorded a net loss of $10.6 million in the first half of 2003 as compared to net income of $4.7 million for the first half of 2002. The decline in earnings for the first half of 2003 was primarily due to the increase in the cost of natural gas, higher interest expense (including a charge in the first quarter of 2003 of $4.3 million for the write-off of deferred fees for debt repaid with proceeds from the $300.0 million offering of our senior secured notes and other related payments) and lower sales volumes during the period, offset by an improvement in earnings as a result of cost reductions due to manufacturing efficiencies, certain prices increases and lower operating lease expenses.

Four Months Ended December 31, 2002 and Eight Months Ended August 31, 2002 Compared to Year Ended December 31, 2001

        Net sales.    Net sales for the four months ended December 31, 2002 were $211.4 million and net sales for the eight months ended August 31, 2002 were $504.2 million, compared to $702.2 million in the year ended December 31, 2001. The increase in net sales of approximately $13.4 million was principally a result of general price increases of approximately $8.8 million and a shift in product mix from food and beverages to beer/flavored alcoholic beverages of approximately $4.5 million. Sales volumes were relatively flat year over year. Net sales and sales volume in 2002 were negatively impacted by unplanned downtime due to emergency furnace repairs at two of our operating facilities, which resulted in lower shipment volume in September 2002. These repairs were completed in September 2002 and the furnaces are currently operating.

        Cost of products sold.    Our cost of products sold in the four months ended December 31, 2002 was $192.4 million, or 91.0% of net sales, and cost of products sold in the eight months ended August 31, 2002 was $451.6 million, or 89.6% of net sales, while the cost of products sold for the year ended December 31, 2001 was $658.6 million, or 93.8% of net sales. This improvement in margin in 2002 principally reflects the decline in the cost of natural gas, the principal fuel for manufacturing glass, of approximately $14.0 million. The decline in the price of natural gas in 2002, as compared with 2001, resulted in net margin improvement of approximately $3.8 million, net of the energy price recovery program. Additional manufacturing efficiencies, due to our cost reduction efforts, and lower inventory storage costs, resulting from the lower levels of inventory, also favorably impacted cost of products sold. These improvements were partially offset by increases in other costs, such as insurance, fringe benefits and costs associated with downtime during the modernization project at the Elmira, New York facility. In addition, the furnace disruption discussed above resulted in extra costs incurred in the four months ended December 31, 2002 of approximately $1.8 million. With the implementation of Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets, effective as of January 1, 2002, goodwill is no longer amortized. Goodwill amortization expense was $3.0 million in the year ended December 31, 2001.

        Selling and administrative expenses.    Selling and administrative expenses for the four months ended December 31, 2002 were $9.7 million, or 4.6% of net sales, selling and administrative expenses for the eight months ended August 31, 2002 were $19.3 million, or 3.8% of net sales, while selling and administrative expenses for the year ended December 31, 2001 were $28.5 million, or 4.0% of net sales.

        Restructuring, net and reorganization items, net.    On August 30, 2002, the effective date of the plan of reorganization, we adopted fresh start reporting pursuant to the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The adoption of fresh start reporting results in us revaluing our balance sheet to fair value based on our reorganization value. Reorganization costs for the eight months ended August 31, 2002 consisted of a net gain for fresh start adjustments of $49.9 million and expenses incurred in the Chapter 11 proceedings of $2.5 million.

        On August 30, 2002, we completed the reorganization and recorded a net gain for restructuring of $0.4 million during the eight months ended August 31, 2002. The significant components of this net gain include: professional fees—$10.1 million; direct costs of the restructuring—$7.9 million; first mortgage note holder consent fee—$5.6 million; monetization of assets—$4.5 million; other fees—$3.9 million; net cost of derivative settlement—$0.2 million; retiree benefit plan modification—($24.4 million); and adjustment to pension liabilities—($8.2 million).

        Interest expense.    Interest expense for the four months ended December 31, 2002 was $10.4 million and interest expense for the eight months ended August 31, 2002 was $17.9 million, compared to $30.6 million for the year ended December 31, 2001, a decrease of $2.3 million. There was no accrual of interest on our senior notes from April 15, 2002, the petition date, through August 30, 2002, the date of the repayment of the principal amount of our senior notes. Interest expense on our senior notes was accrued for the full year of 2001 compared to an accrual of three and one-half months for 2002, resulting in a year over year reduction of $3.5 million in interest expense. Interest expense was also reduced due to lower average interest rates and lower average borrowings outstanding under our revolving credit facilities in 2002, offset by interest expense related to the PBGC Agreement and the term loan facility.

        Net income (loss).    We recorded a net loss of $0.6 million and net income of $63.8 million in the four months ended December 31, 2002 and the eight months ended August 31, 2002, respectively. The restructuring and reorganization items were $47.8 million, leaving income of $15.4 million attributable to all other operations. We recorded a net loss of $51.1 million in the year ended December 31, 2001. The related party provision and charges were $35.7 million, leaving a loss of approximately $15.4 million in 2001 attributable to all other operations. The improvement in earnings results for 2002 was due to general price increases and a favorable mix of business opportunities.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net sales.    Net sales for 2001 were $702.2 million compared to $629.5 million for 2000. This $72.7 million, or 11.5%, increase in net sales was principally a result of the 12.0% increase in shipment volume (approximately $73.0 million), particularly in the beer product line, primarily associated with our agreement with Anheuser-Busch to provide all the bottles for the Anheuser-Busch Jacksonville, Florida and Cartersville, Georgia breweries, beginning in 2001. In addition, net sales increased approximately $21.5 million as a result of the natural gas related price recovery program discussed below, together with general price increases. Net sales in the first six months of 2001 were negatively impacted by $23.8 million due to a change in the way certain packaging materials were sold to one of our customers. For the period of February through June of 2001, sales to this customer reflected prices exclusive of packaging materials, which were furnished by the customer. This change resulted in a comparable reduction in cost of products sold in 2001.

        Cost of products sold.    Our cost of products sold for 2001 was $658.6 million, or 93.8% of net sales, while the cost of products sold for 2000 was $603.0 million, or 95.8% of net sales. This increase in the cost of products sold principally reflects the increases in net sales noted above. Productivity improvements of approximately $7.0 million were offset by increases in other costs, such as raw material and labor costs of approximately $5.4 million. In addition, we continued to experience significant increases in the cost of natural gas as compared to the preceding year. These increased prices for natural gas, the principal fuel for manufacturing glass, increased costs by approximately $12.5 million compared to the year 2000. Energy costs declined in the second half of 2001 and at year-end were in line with historical levels. In the second half of 2000, we initiated a price recovery program for the escalating natural gas costs incurred. Under our price recovery program, we seek to recover the abnormally high energy costs that began to materialize in the latter half of 2000. The relief, in the form of additional customer invoicing and/or price increases, is subject to customer agreements. As a result, actual recovery may lag actual excess costs incurred. Certain of these price increases have been on-going. Recoveries through this program in 2001, together with general price increases, totaled approximately $21.5 million and is included in net sales.

        Related party provisions and charges.    Prior to our reorganization, Consumers Packaging indirectly owned, on a fully-diluted basis, approximately 59.0% of our capital stock. In August 2001, Consumers Packaging and Owens-Illinois announced an agreement whereby Owens-Illinois was to acquire Consumers Packaging's glass-producing assets as well as our capital stock held by Consumers Packaging. The stock sale from Consumers Packaging to Owens-Illinois never materialized as our stock was cancelled under the plan of reorganization. However, as a result of the announcement of the proposed purchase by Owens-Illinois and Consumers Packaging's bankruptcy in Canada, we recorded a charge to earnings during 2001 of $18.2 million ($25.0 million in receivables and a $1.8 million investment in common shares of Consumers Packaging, net of $8.6 million in payables). We also recorded a provision of $17.4 million against an advance to an affiliate as a related party provision on the statement of operations.

        Selling and administrative expenses.    Selling and administrative expenses for 2001 were $28.5 million and for 2000 were approximately $33.2 million. This decrease was attributable to a focus on overall cost reduction, including reducing personnel related costs, data processing costs and support costs of related parties, including fees under the management agreement with G&G Investments, offset by increased legal and professional fees.

        Other income, net.    Other income net decreased to $0.1 million in 2001 from $5.5 million in 2000. Other income for 2000 included the gain on the sale (of approximately $6.1 million) of our previously closed Houston, Texas glass container manufacturing facility and certain related operating rights to Anheuser-Busch, offset by the write down of approximately $1.2 million on 1,842,000 shares of Consumers Packaging common stock to reflect the investment at fair value.

        Interest expense.    Interest expense for 2001 was approximately $30.6 million compared to $31.0 million in 2000, a decrease of 1.4%. Interest expense in 2000 included the write-off of certain financing fees of $1.3 million. Excluding this item, interest increased primarily due to interest on higher average outstanding borrowings under our revolving credit facility at the time, offset by lower interest rates and less net interest incurred on related party liabilities.

        Net loss.    We had a net loss in 2001 of approximately $51.1 million compared to a net loss in 2000 of approximately $32.3 million. The related party provision and charges was $35.7 million, leaving us a loss of approximately $15.4 million in 2001 attributable to all other operations. The results of 2000 included a gain on the sale of the previously closed Houston, Texas glass container manufacturing facility of approximately $4.1 million and a gain of approximately $2.0 million on the sale of certain operating rights related to the Houston, Texas facility, both included in "Other income, net" above. The 2000 results also included approximately $5.4 million of unabsorbed expenses associated with our extended year-end shutdown period in 2000, a $1.2 million write down on shares of Consumers Packaging common stock to reflect the investment at fair value and a write-off of $1.3 million related to the refinancing of our former credit facility.

Liquidity and Capital Resources

        Our principal sources of liquidity are funds derived from operations and borrowings under our credit facilities, as well as the lease facility described below. We believe that cash flows from our operating activities, combined with funds from this offering, the issuance of the additional notes and available borrowings under our revolving facility will be sufficient to support our operations and liquidity requirements for the foreseeable future, although we cannot assure you that this will be the case. Peak operating needs are in the spring, at which time working capital borrowings are significantly higher than at other times of the year.

  Reorganization

        As part of our restructuring:

  •
  The holders of our first mortgage notes retained their outstanding $150.0 million of first mortgage notes and received a consent fee of $5.6 million for the waiver of the change-in-control provisions, the elimination of pre-payment premiums and certain non-financial changes to the terms of the first mortgage notes, including the release of Consumers U.S. as a guarantor. Our first mortgage notes were repaid in cash with proceeds from the original issuance of senior secured Notes.

  •
  Our senior notes were repaid in cash at 100% of their principal amount.

  •
  The holders of our series A preferred stock (which had a then current accrued liquidation value of approximately $83.6 million) were entitled to receive a cash distribution of $22.5 million in exchange for their shares, of which $21.1 million was paid through June 30, 2003 (and the remainder of which is expected to be paid in 2003), and the series A preferred stock was canceled.

  •
  Our series B preferred stock (which had a then current accrued liquidation value of approximately $105.7 million) and common stock and warrants were canceled and the holders received no distribution under the plan of reorganization.

  •
  We entered into the PBGC Agreement, whereby the PBGC has proceeded in accordance with procedures under ERISA to partition the assets and liabilities of the Glass Companies Multiemployer Pension Plan and terminate our portion. At August 30, 2002, we paid $20.75 million to the PBGC and entered into a ten-year payment obligation, which is more specifically described under "—Overview—Pension Plan."

  •
  All of our other unaffiliated creditors, including trade creditors, were unimpaired and have been paid in the ordinary course.

  Cash Flows

        Operating activities. Operating activities consumed $11.8 million in cash in the six months ended June 30, 2003, as compared to cash provided of $33.1 million in the six months ended June 30, 2002. This increase in cash consumed reflects the decline in earnings of approximately $15.3 million and changes in working capital items. Inventory levels increased approximately $30.1 million and current liabilities declined approximately $10.1 million from year-end 2002 levels. Although we have historically built inventory in the first quarter of the year, we built slightly higher than normal inventory levels in the first and second quarters of 2003 as a result of the lower shipment volume in the first half of 2003. In addition, as a result of higher natural gas prices, net cash outlays for natural gas purchases in the six months ended June 30, 2003 increased approximately $10.7 million as compared to the same period of 2002. Furthermore, interest payments in the first six months of 2003 were approximately $12.1 million, as compared to approximately $6.4 million in the first six months of 2002.

        Operating activities provided $23.1 million in cash in the four months ended December 31, 2002 and $53.1 million in the eight months ended August 31, 2002, as compared to cash provided of $37.5 million in the year ended December 31, 2001. This increase in cash provided reflects an improvement in earnings of approximately $30.8 million and changes in working capital items. Accounts receivable and inventory levels decreased approximately $3.6 million and $3.4 million, respectively, in 2002. We historically build inventory in the fourth and first quarters of the year in anticipation of seasonal demands during the second and third quarters. In the fourth quarter of 2002, inventory levels increased approximately $13.0 million, funded primarily by operations. As a result of lower natural gas prices, net cash outlays for natural gas purchases in the twelve months ended December 31, 2002 decreased approximately $3.8 million as compared to the year ended December 31, 2001. We contributed approximately $7.6 million to the multiemployer pension plans in 2002, compared to $7.4 million contributed to the prior benefit pension plan in 2001.

        Investing activities. Cash consumed in investing activities was $82.3 million in the six months ended June 30, 2003, as compared to $36.4 million in the same period of 2002. Capital expenditures were $56.2 million in the first six months of 2003, as compared to $37.3 million in the first six months of 2002. In the second quarter of 2003, we incurred expenditures of approximately $12.9 million in preparation for the capital improvement project at our Warner Robins, Georgia facility, which commenced in July 2003. In addition, in the first quarter of 2003, we completed a $28.0 million project at our Henryetta, Oklahoma facility, including approximately $13.4 million to expand and improve overall productive capacity. In the first quarter of 2002, we invested approximately $16.6 million and completed the $31.0 million modernization project at our Elmira, New York facility. During the first quarter of 2003, we used approximately $45.0 million of the proceeds from the offering of the senior secured notes to terminate certain equipment leases by purchasing from the respective lessors the equipment leased thereunder. In addition, we financed $10.0 million of equipment under our master lease agreement.

        Cash consumed in investing activities was $18.1 million in the four months ended December 31, 2002 and $49.5 million in the eight months ended August 31, 2002, as compared to $30.9 million in the year ended December 31, 2001. Capital expenditures were $28.7 million in the four months ended December 31, 2002 and $42.6 million in the eight months ended August 31, 2002, as compared to $42.0 million in the year ended December 31, 2001. We invested approximately $31.0 million in the now completed modernization project at the Elmira, New York facility, of which $18.6 million was invested in 2002. To fund capital expenditures as provided for under the terms of the indentures outstanding at the time, we applied cash deposited into escrow of $10.0 million and $13.3 million, respectively, in 2002 and 2001, which represented the proceeds of leasing and sale-leaseback transactions.

        Financing activities. Net cash provided in financing activities was $94.1 million in the six months ended June 30, 2003, as compared to $3.2 million in the six months ended June 30, 2002. The net financing activities in 2003 principally reflects the proceeds of the offering of $300.0 million of senior secured notes and repayment of the first mortgage notes, the term loan and advances then outstanding under our revolving credit facility. See "—Overview—Senior Secured Notes Offering." On August 30, 2002, pursuant to the PBGC Agreement, we had granted the PBGC a warrant for the purchase of 474,000 shares of our common stock. In June 2003, we repurchased all of the outstanding warrants held by the PBGC for a negotiated price of $1.5 million.

        Net cash consumed in financing activities was $5.0 million in the four months ended December 31, 2002 and $3.7 million in the eight months ended August 31, 2002, as compared to $10.7 million in the year ended December 31, 2001. The net financing activities in 2002 principally reflect the reorganization transactions, consisting of $80.0 million of proceeds from the issuance of capital stock, $20.0 million of proceeds from the draw-down of the term loan, repayment of the principal balance of $50.0 million on the senior notes, payment of $20.75 million under the PBGC Agreement and repayment of the advances outstanding under the former debtor-in-possession facility of approximately $47.9 million.

  Debt and Other Contractual Obligations

        In February 2003, we completed an offering of $300.0 million of our 11% senior secured notes due 2013. On August 5, 2003, we sold an additional $50.0 million of senior secured notes. See"—Overview—Senior Secured Notes Offering".

        Under a master lease agreement entered into in December 2002, we leased equipment in an amount of $20.0 million in the aggregate. We financed $10.0 million of equipment in December 2002 and an additional $10.0 million of equipment in March 2003, each under a lease term of five years. The master lease agreement is structured as a capital lease under GAAP. For each group of equipment items we agreed to lease, we entered into an equipment schedule that applied the terms of the master lease to such equipment.

        In August 2002, in connection with our reorganization, we entered into a ten-year payment obligation under the PBGC Agreement. We are required to make monthly payments to the PBGC in the amount of $833,333.33. The balance under this obligation was approximately $62.9 million at June 30, 2003.

        As of August 5, 2003, there were no advances outstanding under our revolving credit facility. Borrowing availability was approximately $89.8 million and outstanding letters of credit on this facility were approximately $8.0 million. Outstanding advances under our revolving credit facility of approximately $49.7 million were paid down with the proceeds from the sale of the additional notes.

        The obligations under our revolving credit facility are secured by a first priority security interest in all of our inventories, receivables, general intangibles and proceeds therefrom. In addition, our revolving credit facility contains customary negative covenants and restrictions for transactions including, without limitation, restrictions on indebtedness, liens, investments, fundamental business changes, asset dispositions outside of the ordinary course of business, certain junior payments, transactions with affiliates and changes relating to indebtedness. Our revolving credit facility requires that we meet a quarterly fixed charge coverage test, unless minimum availability declines below $10.0 million in which case we must meet a monthly fixed charge coverage test.

        Commitments for the principal payments and interest required on long-term debt (which excludes our revolving credit facility), including capital leases and other contractual obligations, are as follows:

	Last six months of 2003	2004	2005	2006	2007 and thereafter	Total
	(dollars in thousands)
Long-term debt(1)	$—	$—	$—	$—	$350,000	$350,000
Capital leases(2)	1,915	4,600	4,100	4,100	5,250	19,965
Interest on above obligations(1)(2)	18,250	40,100	40,100	40,100	251,800	390,350
Payments under PBGC Agreement	5,000	10,000	10,000	10,000	57,500	92,500
Operating leases	2,700	4,000	3,200	3,000	12,200	25,100

	$27,865	$58,700	$57,400	$57,200	$676,750	$877,915

(1)
Includes the obligations under the senior secured notes, including the additional notes.

(2)
Includes the capital lease obligations under the master lease discussed above.

        In addition to the above, we are obligated to pay approximately $2.9 million annually related to our post-retirement benefit plan and approximately $5.2 million annually to multiemployer plans for the future service benefits of our hourly employees.

        Our series C participating preferred stock also is entitled to receive dividends, at a rate per annum equal to 12%. Dividends are payable quarterly in cash, if and when declared by the board of directors and, to the extent not declared and paid currently with respect to any quarterly period, will accrue and compound quarterly. Unpaid dividends of $7.8 million ($103.64 per share) as of June 30, 2003 were accrued and included in other long-term liabilities in the accompanying condensed balance sheet. Our series C participating preferred stock is subject to redemption at our option at any time in whole but not in part at a redemption price equal to the sum of (i) $1,000 per share plus all accrued and unpaid dividends on such share computed to the date of redemption and (ii) 15% of the fair market value of all of the outstanding shares of common stock divided by the number of outstanding shares of series C participating preferred stock. The portion of the redemption price specified in clause (ii) of the preceding sentence will, at our option, be payable either in cash or in shares of common stock. The series C participating preferred stock will be redeemed in full with a portion of the proceeds of this offering. The portion of the redemption price specified in clause (ii) above will be paid in shares of our common stock.

  Capital Expenditures

        Capital expenditures were approximately $56.2 million in the first half of 2003 and are expected to total approximately $108 million and $55 million in 2003 and 2004, respectively. The capital expenditures in the remainder of 2003 include capital improvement projects at our Warner Robins, Georgia, Salem, New Jersey and Lawrenceburg, Indiana facilities. Our principal sources of liquidity for funding of the remaining 2003 and our 2004 capital expenditures are expected to be the proceeds from the offering of the additional notes, funds derived from operations and borrowings under our revolving credit facility. See "Business—Our Business Strategy—Continue to reduce costs through productivity and process improvements" for a discussion of certain capital improvements we intend to make.

  Off-Balance Sheet Arrangements

        Except for operating lease commitments as disclosed in the table of contractual obligations above, we are not party to off-balance sheet arrangements.

Qualitative and Quantitative Disclosures About Market Risk

        Our revolving credit facility is subject to interest rates based on a floating benchmark rate (the prime rate or eurodollar rate), plus an applicable margin. The applicable margin was fixed through February 2003, and thereafter became a fixed spread based on our level of excess availability. A change in interest rates under the revolving credit facility could have an impact on results of operations. A change of 10.0% in the market rate of interest would impact interest expense by approximately $0.3 million based on average borrowings outstanding during 2002. Our long-term debt instruments are subject to fixed interest rates and, in addition, the amount of principal to be repaid at maturity is also fixed. Therefore, we are not subject to market risk from our long-term debt instruments. Fewer than 1.0% of our net sales are denominated in currencies other than the U.S. dollar, and we do not believe our total exposure to currency fluctuations to be significant. We have hedged certain of our estimated natural gas purchases, typically over a maximum of six to twelve months, through the purchase of natural gas futures. We do not enter into such hedging transactions for speculative trading purposes but rather to lock in energy prices. Also, we have entered into put and call options for purchases of natural gas. Accounting for these derivatives may increase volatility in earnings.

Impact of Inflation

        The impact of inflation on our costs, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. While the general level of inflation in the domestic economy has been relatively low, we have experienced significant cost increases in specific materials and energy and have not been fully able to pass on these cost increases to our customers for several years, although we did realize some price increases in 2001 and 2002, primarily due to the abnormally high energy costs experienced in 2001. Since 2000, closing prices for natural gas have fluctuated significantly from a low of $1.830 per MMBTU in October 2001 to a high of $9.978 per MMBTU in January 2001, compared to an average price of $2.238 per MMBTU from 1995 through 1999. Since the 2001 price peak, natural gas prices gas prices have remained volatile. From January through August 2003, natural gas prices have closed at between $4.693 and $9.133 per MMBTU, with the high being March 2003 and the low being August 2003. See "Risk Factors—Risks Related to Our Indebtedness and Our Business—Natural gas, the principal fuel we use to manufacture our products, is subject to widely fluctuating prices."

Critical Accounting Policies and Estimates

        Our significant accounting policies are disclosed in Note 1 and other notes to the annual financial statements included herein. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. The most significant accounting estimates inherent in the preparation of our financial statements form the basis for reserves with respect to areas such as post-retirement benefits, environmental reserves, insurance reserves and valuation allowances to reduce deferred tax assets. Estimates and judgments are based on historical experience and other factors believed to be reasonable in the circumstances. Management continually reviews its accounting policies for application and disclosure in the financial statements.

        Post-retirement benefits—Post-retirement benefit obligations are based on various assumptions including, discount rate, health care cost trend rates, retirement and mortality rates and other factors. Actual results that differ from the assumptions affect future expenses and obligations. A one percentage point increase in the assumed healthcare cost trend rate would increase the accumulated post-retirement benefit obligation as of December 31, 2002 by approximately $3.5 million and the net post-retirement healthcare cost for the four months ended December 31, 2002 by approximately $0.3 million. A one percentage point decrease in the assumed healthcare cost trend rate would decrease the accumulated post-retirement benefit obligation as of December 31, 2002 by approximately $3.1 million and the net post-retirement healthcare cost for the four months ended December 31, 2002 by approximately $0.3 million.

        Environmental reserves—Reserves have been established for potential environmental liabilities, including known or projected remediation projects and projected exposure at third-party sites. These reserves require that we make significant estimates. Changes in facts and circumstances from those upon which our estimates are based could result in material changes to our environmental liabilities as reported.

        Insurance reserves—These reserves are determined based upon reported claims in process and actuarial estimates for losses incurred but not reported, based upon historical claims. A material change in actual reported claims would likely result in material changes to the reserves as reported.

        Deferred tax assets—We use the liability method accounting for income taxes. If, on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, an assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. Since realization is not assured as of December 31, 2002, we have deemed it appropriate to establish a valuation allowance against the net deferred tax assets. This assessment includes anticipating future taxable income and our tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

        Property, plant and equipment—Property, plant and equipment expenditures are capitalized and recorded at cost. For financial statement purposes, these assets are depreciated generally using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged directly to expense as incurred. We make estimates regarding the useful lives of these assets and any changes in the actual lives could result in material changes in the net book value of these assets. We evaluate the recoverability of our long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. This analysis requires us to make significant estimates and assumptions, and changes in facts and circumstances could result in material changes in the carrying value of the assets.

New Accounting Standards

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. For the financial statements of the predecessor company, it was determined that our fair value was greater than the carrying amount of our net assets and no goodwill impairment has resulted from the adoption of SFAS No. 142.

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets, that addresses financial reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and the reporting provisions of Accounting Principles Board Opinion No. 30—Reporting the Results of Operations, for the disposal of a segment of a business. We have determined that the impact of adopting SFAS No. 144 is not material. Assets previously held for sale have been reclassified as operating property, plant and equipment as required by SFAS No. 144.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143—Accounting for Asset Retirement Obligations, that addresses the accounting for the recognition of liabilities associated with the retirement of long-lived assets. We adopted the requirements of SFAS No. 143 concurrent with fresh start accounting and have determined that the impact of adopting SFAS No. 143 is not material.

        In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145—Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections regarding the accounting of gains and losses from the extinguishment of debt and to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 is effective for transactions occurring after May 15, 2002. We adopted the requirements of SFAS No. 145 concurrent with fresh start reporting. As a result, $1.3 million was reclassified from extraordinary item to interest expense for the year ended December 31, 2000.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146—Accounting for Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." We have adopted the requirements of SFAS No. 146 concurrent with fresh start accounting and have determined that the impact of adopting SFAS No. 146 is not material.

        In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45—Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement for FIN 45 should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This interpretation did not have a significant effect on our financial position or results of operations.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of Statement No. 123. SFAS 148 amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have currently adopted the requirements of SFAS 148 and have adopted SFAS 123, on a prospective basis.

        In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46—Consolidation of Variable Interest Entities. The primary objectives of FIN 46 are to provide guidance on how to identify entities for which control is achieved through means other than through voting rights. The adoption of this interpretation did not impact our financial position or results of operations.

        In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"), effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 will not impact our financial position or results of operations.

BUSINESS

Our Company

        We are the third largest manufacturer of glass containers in the United States. We produce a diverse line of flint (clear), amber, green and other colored glass containers for the beer, beverage, food, liquor and flavored alcoholic beverage markets. In 2002, we shipped approximately 6.3 billion glass containers, which we estimate to represent approximately 18% of U.S. industry volume, as compared with approximately 43% and 31% of U.S. industry volume shipped by our two main competitors. Our largest product category, beer bottles, is the largest and fastest-growing segment of our industry and accounted for approximately 48% of our net sales in 2002. Our net sales for 2002 and for the six months ended June 30, 2003 were $715.6 million and $349.2 million, respectively. Our Adjusted EBITDA for the same periods was $96.5 million and $48.1 million, respectively.

        We focus on product segments that have demonstrated a preference for glass and that have exhibited stronger growth compared to other segments of the glass container industry. In doing so, we seek to capitalize on our ability to deliver high-quality products, our expertise in new product development and our commitment to superior customer service. Our strategy targets category leading alcoholic and nonalcoholic beverage and food companies that use glass containers to differentiate their products and emphasize their premium image to consumers. We believe that providing value-added packaging products to our customers has enabled us to profitably grow our business and develop established relationships with leading customers, such as Anheuser-Busch, Cadbury Schweppes, Diageo, Kraft Foods and Nestlé.

        As a result of this strategy, we recently entered into a multi-year supply agreement effective January 1, 2004 with Snapple Beverage Group, Inc. and Mott's Inc., affiliates of Cadbury Schweppes plc, to supply substantially all of their requirements for 16 oz. Snapple bottles and Nantucket Nectars and Yoo-hoo bottles, as well as for several Mott's items. We believe our success in winning this contract reflects our attention to customer service and product quality, as well as our customers' confidence in our financial strength. We continue to pursue new business opportunities with other significant users of glass bottles. We believe such new contracts will form an integral part of our growth in the coming years.

        We operate nine strategically located facilities in the Eastern United States. Our recent recapitalization has provided us with the financial flexibility to fund new capital projects to substantially enhance our productivity, increase our capacity and upgrade our manufacturing facilities. Over the last 18 months, we have invested approximately $128 million in our facilities, and have secured sufficient funds for our regularly scheduled maintenance and planned capital initiatives through 2004. Following the completion of these capital improvements, we believe that we will have sufficient capacity over the next few years to meet increased customer demand and anticipated growth from our new contracts without having to undertake significant additional capital improvement projects. We believe these capital improvement initiatives will significantly increase our cash flow.

Our Industry

        The U.S. glass container industry produced approximately 35 billion glass containers in 2002. We believe that the U.S. glass container industry's fundamentals are at their strongest in more than a decade, driven primarily by growth in the sales of glass containers for beer and glass manufacturing capacity rationalization. From 1987 to 2002, the number of operating glass plants in the United States declined significantly, with only three major manufacturers remaining who accounted for over 90% of the U.S. glass container sales in 2002, based on volume. According to a September 2001 Freedonia Group industry study on beverage containers, overall demand for glass is expected to exceed U.S. capacity and grow at an annual rate of approximately 1.1% from 2000 through 2005.

        The beer segment of our industry, which comprised approximately 53% of total glass container shipments and approximately 69% of total beverage container shipments in 2002, has been a strong growth segment with compound annual volume growth of 3.2% from 1990 to 2002. We believe this trend is likely to continue and that sales growth of beer in glass bottles is significantly outpacing sales growth of beer in cans or plastic bottles.

        We believe that the major market conversion from glass to alternative forms of packaging that occurred in recent years is substantially complete. We also believe that glass containers will maintain a leading position in the high-end beverage and food segments due primarily to consumer preferences and the premium image of glass containers. Recent examples of brands that have used glass to convey a premium image include Anheuser World Select, Bacardi Silver and Michelob Ultra. In addition to their premium image, glass containers have certain other advantages over other types of containers. They provide stronger oxygen and carbon dioxide barriers for longer shelf life, better aesthetic and functional qualities, ease of reclamation and recycling and relative cost advantages in small size containers and for small-run products such as microbrews and other specialty beers. In addition, for premium beer products, liquor and wine, value added packaging is used for product differentiation.

Our Business Strategy

        Our objective is to create and enhance shareholder value by increasing our revenues and profitability in the North American glass container packaging market. We intend to achieve this objective through significant improvements in our productivity and efficiency. Our ten senior managers average approximately 25 years of industry experience and 11 years of experience with us and have demonstrated an ability to improve our competitive position by improving productivity and operating performance. We intend to achieve our objective through the following key strategy initiatives:

Target category-leading customers in higher growth segments

        We target customers who are leaders in their respective product categories, supplying a portion of the U.S. glass container needs of Anheuser-Busch, Cadbury Schweppes, Diageo, Kraft Foods and Nestle. We have long-standing relationships with many of our customers, and approximately 81% of our 2002 net sales were under multi-year contracts. We intend to seek to further expand our sales to our current customers, as well as to continue to target product segments that have exhibited stronger growth than other segments of the glass container industry.

        As a result of this strategy, we recently entered into a multi-year supply agreement effective January 1, 2004 with Snapple Beverage Group, Inc. and Mott's Inc., affiliates of Cadbury Schweppes plc, to supply substantially all of their requirements for 16 oz. Snapple bottles and Nantucket Nectars and Yoo-hoo bottles, as well as for several Mott's items. We believe our success in winning this contract reflects our attention to customer service and product quality, as well as our customers' confidence in our financial strength. We continue to pursue new business opportunities with other significant users of glass bottles. We believe such new contracts will form an integral part of our growth in the coming years.

Increase profitability by continuing to improve our product mix and pricing

        We will continue to seek to increase our profitability by further improving our product mix and pricing. In 1997, we began to shift production towards glass containers for the beer industry, the largest and fastest growing industry segment. Beer bottles accounted for approximately 48% of our 2002 sales, compared to approximately 37% of our 1996 sales. We have also played a key role in product introductions for many of our customers and believe that our status as an industry leader in new product development better positions us to obtain higher margin business, target category-leading customers and serve existing customers. In addition, over the last few years, we have been successfully negotiating price increases on a customer-by-customer and product-by-product basis in order to increase our gross margins.

Continue to reduce costs through productivity and process improvements

        Over the last several years, we have reduced our operating costs and, as a result, improved our operating margins by improving both the productivity and efficiency of our existing equipment and our manufacturing processes. Since 1997, we have significantly increased overall productivity in terms of tons packed, increased comparable job speeds, reduced the number of direct labor employees and increased the ratio of tons packed per employee. In addition, we have reduced our selling, general and administrative expenses from $33.2 million in 2000 to $28.9 million in 2002.

        Over the last 18 months, we have invested approximately $128 million in our facilities, and have secured sufficient funds for our regularly scheduled maintenance and planned capital initiatives through 2004. Planned capital improvements include upgrading and modernizing selected furnaces for enhanced efficiency and replacing selected forming equipment with higher capacity, more efficient equipment. We continue to explore opportunities to improve productivity and efficiency and realize additional cost savings.

        In addition to regularly scheduled maintenance, our completed and planned capital improvement projects for 2002 through 2003 include the following:

Plant	Completion Date	Betterment Investment	Capacity Expansion	Percentage Increase In Capacity
		(in millions)	(tons pulled)
Elmira, New York	Q1 2002	$17.0	40,000	19%
Henryetta, Oklahoma	Q1 2003	13.4	32,000	13%
Warner Robins, Georgia	Q3 2003	10.7	34,000	12%
Salem, New Jersey	Q4 2003	10.5	27,000	11%
Lawrenceburg, Indiana	Q4 2003	5.0	10,000	10%

        As a result of our capital improvement projects at our Elmira and Henryetta facilities, we have already experienced, and expect to continue to benefit from, significant productivity and profitability improvements.

        In addition to regularly scheduled maintenance, we intend to invest approximately $28.0 million in a capital improvement project at our Jacksonville, Florida facility, which we estimate will increase capacity at this facility by 57,000 tons, or a 31% increase. We currently intend to begin this project in early 2005. See "—Products, Markets and Customers."

Maintain strategic focus on core glass operations

        We believe our market position has been built by our delivery of quality products, our expertise in new product development and our commitment to superior customer service to the leading users of glass containers. We have historically not operated in business lines outside of glass manufacturing and do not face certain types of exogenous issues, such as asbestos-related claims, which allows our management to focus on enhancing operational performance.

Use anticipated future cash flows to reduce our debt

        We intend to use a significant portion of our anticipated future cash flows to reduce our outstanding debt. We believe that our completed and planned capital improvements will result in increased productivity and cash flows. Furthermore, we do not anticipate having to undertake significant additional capital improvements beyond our announced program over the next several years.

We believe that our improved cash flows will enable us to repay our debt more quickly, increase our earnings and enhance shareholder value.

Products, Markets and Customers

        We produce glass containers for the beverage and food industries in the United States. Our largest customers include many well-known companies and brands. Substantially all of our glass containers are produced to customer specifications. In addition, most of our sales are pursuant to customer contracts with average terms of three to five years from inception.

        The table below provides a summary by product group of net sales and approximate percentage of net sales by product group for each of the periods indicated below.

	Years Ended December 31,								Six Months Ended June 30,
	1999		2000		2001		2002		2003
	(dollars in millions)
Products
Beer/Flavored Alcoholic Beverages	$294.1	46.8%	$291.4	46.3%	$375.4	53.4%	$419.1	58.6%	$214.1	61.3%
Beverages	114.0	18.1	108.3	17.2	108.6	15.5	100.6	14.1	41.1	11.8
Food	93.3	14.8	87.7	13.9	90.3	12.9	79.4	11.1	42.2	12.1
Liquor	79.5	12.7	96.8	15.4	89.6	12.7	83.5	11.6	38.3	10.9
Other	47.8	7.6	45.3	7.2	38.3	5.5	33.0	4.6	13.5	3.9

Total	$628.7	100.0%	$629.5	100.0%	$702.2	100.0%	$715.6	100.0%	$349.2	100.0%

        Beer/Flavored Alcoholic Beverages.    Products in this category include beer bottles and bottles for flavored alcoholic beverages.

        Beer bottles represented approximately 81% of our sales in this category for 2002. This is our fastest growing product category, with shipments increasing by approximately 9.5% per year between 1997 and 2002. Our business strategy has been to focus on beer bottles. Overall industry demand for beer bottles, according to the U.S. Department of Commerce report on shipments, has increased by 3.2% per year from 1990 to 2002.

        Beverages.    Products in this category include bottles for non-alcoholic beverages such as iced tea and various "new age" beverages. The non-alcoholic beverage segment of our industry has been the most affected by conversions to plastics, primarily as a result of soft drink conversions, and shipments in our industry have declined overall by approximately 7.9% per year from 1990 through 2002. However, we believe that customers for many premium image products continue to prefer glass packaging.

        Food.    Products in this category include various sized glass jars for packaging food products. The food segment of our industry has declined based on shipments by approximately 6.0% per year from 1990 to 2002 as a result of numerous packaging conversions, primarily to plastics. Easy product conversions have already taken place leaving more difficult, hot-fill products such as salsa and other sauces as the major users of glass packaging.

        Liquor.    Products in this category include liquor bottles in a variety of shapes and sizes. The liquor segment of our industry has declined in overall volume by approximately 3.1% per year from 1990 to 2002, but we believe that this segment will remain fairly stable for the next few years.

        Other.    Products in this category include various household products such as candles and other consumer items.

        Our ten largest customers accounted for approximately 75.4% of our net sales for 2002. Our largest customer, Anheuser-Busch, accounted for approximately 43.6% of our net sales for 2002 and is expected to account for an even larger percentage of our net sales in 2003. We have two dedicated facilities in Florida and Georgia that provide two Anheuser-Busch breweries with glass containers. The Southeast Contract covering these facilities extends through 2005. The remainder of our sales to Anheuser-Busch are governed by a separate agreement which also extends through 2005. Performance under our recent multi-year contract with certain affiliates of Cadbury Schweppes begins on January 1, 2004.

        For certain risks relating to our customer base, see "Risk Factors—Risks Related to Our Indebtedness and Our Business—Anheuser-Busch Companies is our largest customer; the loss of Anheuser-Busch as a customer would adversely impact our operating performance" and "Risks Related to Our Indebtedness and Our Business—In addition to Anheuser-Busch, our customers are concentrated; the failure to maintain our relationships with our largest customers would adversely affect our operating performance."

Seasonality

        Due principally to the seasonal nature of the brewing, iced tea and some other segments of the beverage industry, in which demand is stronger during the summer months, our shipment volume is typically higher in the second and third quarters. Consequently, we have historically built inventory during the fourth and first quarters in anticipation of seasonal demands during the second and third quarters.

        In addition, although we seek to minimize downtime, we have historically scheduled shutdowns of our plants for furnace rebuilds and machine repairs in the fourth and first quarters of the year to coincide with scheduled holiday and vacation time under our labor union contracts. These shutdowns normally adversely affect profitability during the fourth and first quarters.

Customer Service

        Our sales and marketing efforts are targeted primarily to established customers with whom we enjoy long-standing relationships. As a result, an important focus of our sales and marketing is customer service, and we seek to respond quickly to customer needs. To this end, we have customer service managers responsible for scheduling, sales forecasting and coordinating the various aspects of delivering product to the customer.

        We maintain both low-capacity and high-capacity forming equipment, which allows us to be more flexible and responsive to changes in our customers' product mix and shipment location requests. Our equipment mix also enables us to produce both high-volume products and products that require shorter production runs, such as new product introductions or specialty niche products, enhancing our responsiveness and flexibility as a supplier.

Manufacturing

  Manufacturing

        Our manufacturing facilities are generally located in geographic proximity to our customers due to the significant cost of transportation and the importance of prompt delivery to customers. Most of our production is shipped by common carrier to customers generally within a 150-mile radius of the plant at which it is produced.

        The glass container manufacturing process involves a high percentage of fixed costs. Standard input costs are similar among manufacturers and include soda ash, sand, limestone and energy costs.

        As a result of our capital restrictions over the past several years, our manufacturing strategy had focused primarily on improving the productivity and efficiency of our equipment and workforce through increasing line speeds, decreasing down-time and shortening the time required for job changes.

        For a brief summary of our completed and planned capital improvement projects, see "—Our Business Strategy—Continue to reduce costs through productivity and process improvements."

  Raw Materials and Suppliers

        Sand, soda ash, limestone, cullet (reclaimed glass), corrugated packaging materials and energy, primarily natural gas, are the principal raw materials that we use in our manufacturing operations. All of these materials are available from a number of suppliers and we are not dependent upon any single supplier for any of these materials. We believe that adequate quantities of these materials are, and will continue to be, available from various suppliers. However, material increases in the cost of any of these items on an industry-wide basis could have a material adverse effect on our business, financial condition and results of operations if we are unable to pass on these costs to our customers.

        All of our glass melting furnaces are equipped to burn natural gas, which is the primary fuel used at our manufacturing facilities. Backup systems are in place at some facilities to permit the use of fuel oil or propane, to the extent cost effective and permitted by applicable laws and regulations. Electricity is used in certain instances for enhanced melting. At selected facilities, we also intend to utilize the latest oxygen fired technology, which allows us to increase production of a furnace while reducing emissions from that furnace. In addition to the increased tonnage achieved by utilizing this technology, other benefits include improved furnace operation, energy efficiency and glass quality.

        Prices for natural gas have fluctuated significantly in recent years. As such, they remain one of the largest and the most volatile cost components of our operations. See "Risk Factors—Risks Related to Our Indebtedness and Our Business—Natural gas, the principal fuel we use to manufacture our products, is subject to widely fluctuating prices." Because of our previous financial constraints, we have historically participated in very limited hedging activities. Our current strategy is to enter into hedging transactions from time to time on an opportunistic basis. We have hedged certain of our estimated natural gas purchases, typically over a maximum of six to twelve months, through the purchase of natural gas futures. We do not enter into hedging transactions for speculative trading purposes, but rather to lock in energy prices. Also, from time to time, we have entered into put and call options for purchases of natural gas. Certain of our contracts with our customers incorporate price adjustments based on changes in the cost of natural gas, although the change in pricing may lag behind the cost we incur to obtain natural gas.

  Quality Control

        We maintain a program of quality control with respect to suppliers, line performance and packaging integrity for glass containers. Our production lines are equipped with a variety of automatic and electronic devices that inspect containers for dimensional conformity, flaws in the glass and various other performance attributes. Additionally, products are sample inspected and tested by our employees on the production line for dimensions and performance and are also inspected and audited after packaging. Containers that do not meet quality standards are crushed and recycled as cullet. We have not experienced any significant quality control issues in recent years.

        We monitor and update our inspection programs to keep pace with technology and customer demands. Samples of glass and raw materials from our plants are routinely chemically and electronically analyzed to monitor compliance with quality standards. Laboratories are also maintained at each manufacturing facility to test various physical characteristics of products.

Environmental and Other Governmental Regulations

        Environmental Regulation and Compliance.    Our operations are subject to federal, state and local environmental laws and regulations including, but not limited to, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). Among our activities subject to environmental regulation are the disposal of checker slag (furnace residue usually removed during furnace rebuilds), the disposal of furnace bricks containing chromium, the disposal of waste, the discharge of water used to clean machines and cooling water, dust emissions produced by the batch mixing process, maintenance of underground and above ground storage tanks and air emissions produced by furnaces. In addition, we are required to obtain and maintain environmental permits in connection with our operations. Many environmental laws and regulations provide for substantial fines and criminal sanctions for violations. While there can be no assurance that material costs or liabilities will not be incurred, we believe we are in material compliance with applicable environmental laws and regulations.

        Certain environmental laws, such as CERCLA or Superfund and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. We are conducting remediation of soil and/or groundwater at certain of our facilities, and in light of historical practices, may in the future be required to perform additional corrective actions. We are defending a limited number of legal proceedings where third parties are asserting that we are responsible for costs related to the disposal of wastes under CERCLA or analogous state laws. We do not believe that the resolution of any of these legal proceedings will have a material adverse effect on our financial condition, but we cannot assure you that our company or entities for which we may be responsible will not incur future environmental liability, as a result of these or other proceedings, that could have a material adverse effect on our financial condition or results of operations.

        Capital expenditures required for environmental compliance were approximately $0.5 million in each of 2001 and 2002 and are anticipated to be approximately the same in 2003. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations or interpretations thereof change or the nature of our operations require us to make significant additional capital expenditures. We have established a reserve for environmental matters, including known or projected remediation projects and projected exposure at third party sites, in the amount of approximately $10.0 million.

        We do not believe that our aggregate environmental exposure is in excess of the reserves reflected on our balance sheet. In addition to our environmental reserves, we also maintain an environmental impairment liability insurance policy to address certain potential future environmental liabilities at both identified operating and non-operating sites. However, there can be no assurance that any future liability, particularly any arising from presently unknown conditions, will not exceed our reserves or available insurance coverage and have an adverse impact on our operations or financial condition. See "Risk Factors—Risks Related to Our Indebtedness and Our Business—We are subject to various regulations that could impose substantial costs upon us and may adversely impact our operating performance and the price of our common stock."

        Employee Health and Safety Regulations.    Our operations are also subject to a variety of worker safety laws. The Occupational Safety and Health Act of 1970, the United States Department of Labor Occupational Safety and Health Administration Regulations and analogous state laws and regulations mandate general requirements for safe workplaces for all employees. We believe that we are operating in material compliance with applicable employee health and safety laws.

        Deposit and Recycling Legislation.    Over the years, legislation has been introduced at the Federal, state and local levels requiring a deposit or tax, or imposing other restrictions, on the sale or use of certain containers, particularly beer and carbonated soft drink containers. See "Risk Factors—Risks Related to Our Indebtedness and Our Business—We are subject to various regulations that could impose substantial costs upon us and may adversely impact our operating performance and the price of our common stock."

Competition

        The glass container industry in the United States is a mature industry. We and the other glass container manufacturers compete on the basis of price, quality, reliability of delivery and general customer service. The industry is highly concentrated with three producers, including our company, estimated by us to have accounted for over 90% of 2002 domestic volume.

        Our principal competitors, Owens-Illinois and Saint-Gobain, are larger and have greater financial and other resources than us. Owens-Illinois has a relatively large research and development staff and has in place numerous technology licensing agreements with other glass producers, including us.

        In addition to competing directly with Owens-Illinois and Saint-Gobain in the glass container segment of the rigid packaging industry, we also compete indirectly with manufacturers of other forms of rigid packaging, such as aluminum cans and plastic containers. These other forms of rigid packaging compete with glass containers principally on the basis of quality, price, availability and consumer preference.

Intellectual Property Rights

        We operate under a ten-year contract with Heye-Glas International, expiring December 31, 2011, that provides us with heat extraction technology for our forming machines.

        We also have a limited license with Owens-Illinois entitling us to use certain existing patents, trade secrets and other technical information of Owens-Illinois relating to glass manufacturing technology. We will have the right to use technology in place through 2005 in exchange for license fees and thereafter will have a perpetual paid-up license.

        While we hold various patents, trademarks and copyrights of our own, we believe our business is not dependent upon any one of these.

Employees

        As of August 1, 2003, we employed approximately 3,000 persons on a full-time basis. Approximately 540 of these employees are salaried office, supervisory and sales personnel. The remaining employees are represented principally by two unions, the Glass Molders, Pottery, Plastics and Allied Workers and the American Flint Glass Workers Union. Our two labor contracts with the Glass Molders, Pottery, Plastics and Allied Workers and our two labor contracts with the American Flint Glass Workers Union expire on March 31, 2005 and August 31, 2005, respectively. See "Risk Factors—Risks Related to Our Indebtedness and Our Business—Organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance and the price of our common stock."

        We have not experienced any significant work stoppages or employee-related problems that had a material impact on our operations. We consider our relationship with our employees to be good.

Properties

        Our administrative and executive offices are located in Tampa, Florida. We own and operate nine glass container manufacturing plants. We also lease a building located in Streator, Illinois that is used as a machine shop to rebuild glass-forming and related machinery and a mold shop located in Zanesville, Ohio, as well as additional warehouses for finished products in various cities throughout the United States.

        The following table sets forth certain information concerning our manufacturing facilities. In addition to these locations, we also own plants at Keyser, West Virginia; Cliffwood, New Jersey; Royersford, Pennsylvania; Chattanooga, Tennessee; and Dayville, Connecticut that we have closed and we own land at Gas City, Indiana.

Location	Number of Furnaces	Number of Machines	Building Area (square feet)
Jacksonville, Florida	2	4	624,000
Warner Robins, Georgia	2	8	864,000
Lawrenceburg, Indiana	1	4	504,000
Winchester, Indiana	2	6	627,000
Shakopee, Minnesota	2	6	360,000
Salem, New Jersey(1)	3	6	733,000
Elmira, New York	2	6	912,000
Henryetta, Oklahoma	2	6	664,000
Connellsville, Pennsylvania	2	4	624,000

(1)
A portion of the site on which this facility is located is leased pursuant to several long-term leases.

Legal Proceedings

        In September 2001, The National Bank of Canada, acting on its own behalf and on behalf of PNC Bank, filed a complaint, in Allegheny Common Pleas Court, against Anchor, Glenshaw Glass, Consumers U.S. and certain other former affiliates of Anchor. The complaint alleged, among other things, fraudulent conveyances made by Glenshaw Glass to Anchor and tortious interference with the contractual relationship between the bank and Glenshaw Glass and sought monetary damages. On May 19, 2003, we entered into an agreement under which the bank agreed to settle and discontinue the action referred to above in return for our agreement to contingently guarantee certain indebtedness of Glenshaw Glass to the bank, in an amount not to exceed $1.65 million, over a maximum term of fourteen months, with the amount of the guarantee decreasing on a monthly basis. The recording of the fair value of the guarantee did not have a material effect on our financial position or results of operations.

        In addition, we are, and from time to time may be, a party to routine legal proceedings incidental to the operation of our business. The outcome of any pending or threatened proceedings is not expected to have a material adverse effect on our financial condition, operating results or cash flows, based on our current understanding of the relevant facts. Legal expenses incurred related to these contingencies are generally expensed as incurred.

        Our operations are subject to federal, state and local requirements that are designed to protect the environment. Such requirements have resulted in our involvement in related legal proceedings, claims and remediation obligations. Based on our current understanding of the relevant facts, we do not believe that our environmental exposure is in excess of the reserves reflected on our balance sheet, although there can be no assurance that this will continue to be the case.

MANAGEMENT

        The following table sets forth certain information regarding our directors and executive officers as of August 1, 2003.

Name	Age	Position
Richard M. Deneau	56	President and Chief Executive Officer and Director
Darrin J. Campbell	38	Chief Financial Officer and Executive Vice President—Sales and Asset Management
Roger L. Erb	60	Executive Vice President—Operations and Engineering
Richard A. Kabaker	60	Vice President, General Counsel and Secretary
Joel A. Asen	52	Director
James N. Chapman	41	Director
Jonathan Gallen	43	Director
George Hamilton	46	Director
Timothy F. Price	48	Director
Alan H. Schumacher	57	Director, Chairman of the Board of Directors
Lenard B. Tessler	51	Director

        Richard M. Deneau assumed his duties as our President and Chief Operating Officer in July 1997 and as a director in June 1998. In August 2002, he became our Chief Executive Officer. From January 1996 to June 1997, Mr. Deneau was Senior Vice President and Chief Operating Officer of Ball-Foster Glass Container Co. From October 1992 to January 1996, he was Senior Vice President and General Manager of Beverage Can Operations at American National Can Company. Prior to October 1992, Mr. Deneau was Senior Vice President of Sales at American National Can Company's Foster-Forbes Glass Company Division, a predecessor of Ball-Foster Glass Container Co.

        Darrin J. Campbell joined us as Vice President, Pricing and Business Development in September 2000, became Executive Vice President—Sales and Asset Management in September 2001 and became our Chief Financial Officer in November 2002. Mr. Campbell was Chief Operating Officer of Pabst Brewing from May 1999 to August 2000 and Chief Financial Officer from September 1996 to April 1999.

        Roger L. Erb became our Senior Vice President-Operations in October 1997 and Executive Vice President—Operations and Engineering in September 2001. From September 1995 to June 1997, Mr. Erb was Senior Vice President of Technical Services at Ball-Foster Glass Container Co. Prior thereto, he was employed at American National Can Company's Foster-Forbes Glass Company Division, serving as Senior Vice President of Technical Services from June 1994 to September 1995, Senior Vice President of Operations from January 1993 to June 1994 and, prior to this time, as Vice President of Technical Services.

        Richard A. Kabaker became our Vice President and General Counsel in December 2002 and became our Secretary in January 2003. From August 2001 to November 2002, Mr. Kabaker was in private practice. From September 2000 to August 2001, he was Vice President, Legal Affairs and General Counsel of Rexam Beverage Can Company, the successor company to American National Can Company. From 1996 to 2000, he served as Vice President, Legal Affairs of American National Can Company. Prior thereto, he held various positions in the law department of American National Can Company and its predecessor companies.

        Joel A. Asen joined us in December 2002 as a director. Mr. Asen has been the Managing Director of PLASE Capital Group LP since June 2003 and the President of Asen Advisory, which provides strategic and financial advisory services, since 1992. He was Managing Director at Whitehead Sterling from 1991 to 1992, at Paine Webber, Inc. from 1990 to 1991 and at Drexel Burnham Lambert Incorporated from 1988 to 1990. From 1985 to 1988, he was a Senior Vice President at GAF Corporation. Prior to that time, Mr. Asen was a Manager of Business Development at GE and Manager of Marketing and Business Development at GECC. Mr. Asen is also a Director of Resolution Performance Products, LLC and Compass Minerals Group, LLC.

        James N. Chapman joined us in December 2002 as a director. Mr. Chapman is associated with Regiment Capital Advisors, LLC, which he joined in January 2003. Prior to joining Regiment, Mr. Chapman acted as a capital markets and strategic planning consultant with private and public companies as well as hedge funds across a range of industries. Prior to establishing an independent consulting practice, Mr. Chapman worked for The Renco Group, Inc. from December 1996 to December 2001. Prior to joining Renco, Mr. Chapman was a founding principal of Fieldstone Private Capital Group in August 1990. Prior to joining Fieldstone, Mr. Chapman worked for Bankers Trust Company from July 1985 to August 1990, most recently in the BT Securities capital markets area. Mr. Chapman serves as a member of the board of directors of Coinmach Corporation, Davel Communications, Inc., Meridian Rail LLC and Southwest Royalties, Inc.

        Jonathan Gallen joined us in August 2002 as a director. Mr. Gallen is sole managing member of Pequod LLC, the general partner of Ahab Partners, L.P., a distressed securities fund which invests in publicly traded debt, private debt, trade claims, large and middle-market bank loans, distressed real estate and public and private equity. Mr. Gallen is also the President of Ahab Capital Management, Inc. (formerly known as Pequod Capital, Inc.), the investment manager to Ahab International, Ltd., an unregistered investment corporation that develops and manages a diversified portfolio of distressed investments as well as invests and trades in a wide variety of securities. Prior to forming Ahab Capital Management, Mr. Gallen worked with Stephen A. Feinberg at the time of Cerberus' formation, developing investment strategies, techniques and procedures of distressed investing. From 1990 through 1993, Mr. Gallen founded and operated Gallen Sports Productions, Inc., a sports marketing and merchandising company, and prior thereto, he practiced law at Pircher, Nichols, & Meeks, a law firm specializing in real estate. Mr. Gallen has served as a director of Wherehouse Entertainment, Inc., Harvest Foods and Fruehauf Trailer Corporation.

        George Hamilton joined us in August 2002 as a director. Prior to establishing an independent consulting practice in 2001, Mr. Hamilton served as President of several consumer goods companies within the Newell Rubbermaid Company, including Rubbermaid Europe s.a., Lee Rowan Company and Anchor Hocking Specialty Glass, from 1996 through 2001. From 1984 to 1996, Mr. Hamilton served as Vice-President Controller at Newell Rubbermaid in a number of companies, both domestic and international, including Anchor Hocking Corp., from 1990 through 1993. From 1979 through 1984, Mr. Hamilton worked with Ernst & Young in Canada. Mr. Hamilton serves on the Board of Airway Industries Inc., Strategic Sourcing Services, Inc. and Wamnet, Inc.

        Timothy F. Price joined us in August 2002 as a director. Mr. Price is managing member of Communications Advisory Group, LLC. Mr. Price is the former President and Chief Operating Officer of MCI Communications. In his 15-year history with MCI, Mr. Price held senior staff, line, field and headquarters positions. As President, Mr. Price was responsible for all of MCI's core communications businesses, including its units serving residential and business customers, domestically and globally, as well as network operations and information systems. Mr. Price serves on the board of ICG and the advisory board of C&T Access Ventures and has served on the boards of MCI, SHL Systemhouse, the National Alliance of Business, the Woodruff Foundation and the Corporate 100 of the John F. Kennedy Center for the Performing Arts.

        Alan H. Schumacher joined us in December 2002 as a director and became our Chairman of the Board of Directors in August 2003. Mr. Schumacher is a member of the Federal Accounting Standards Advisory Board and has 23 years experience working in various positions at American National Can

Group. From 1997 to 2000, Mr. Schumacher served as Executive Vice President and Chief Financial Officer. From January 1988 through June 1997, he held the positions of Vice President, Controller and Chief Accounting Officer. Positions held prior to 1988 include Assistant Corporate Controller and Manager of Corporate Accounting. Prior to joining American National Can Group, Mr. Schumacher was employed as a Senior Auditor at Price Waterhouse and Company.

        Lenard B. Tessler joined us in August 2002 as a director. Mr. Tessler is a Managing Director of Cerberus, which he joined in May 2001. Prior to joining Cerberus, he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler served as Chairman of the Board of Empire Kosher Poultry from 1994 to 1997, after serving as its President and Chief Executive Officer from 1992 to 1994. Before founding TGV Partners, Mr. Tessler was a founding partner of Levine, Tessler, Leichtman & Co., a leveraged buyout firm formed in 1987. Mr. Tessler serves as a member of the board of directors of Garfield & Marks Designs, Ltd., EXCO Resources, Fila, Opinion Research Corporation, Meridian Rail LLC, Renaissance Mark, Inc. and G+G Retail.

Executive Compensation

        The following table sets forth information regarding compensation awarded to, earned by or paid, during the three years ended December 31, 2002, to our Chief Executive Officer and each of the three other most highly compensated executive officers at the end of 2002.

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	All Other Compensation(3)
Richard M. Deneau	2002	$350,040	$350,000	$—	$12,000
President and Chief	2001	350,040	—	—	10,200
Executive Officer	2000	350,040	—	92,413	8,500
Dale A. Buckwalter(4)	2002	$250,080	$250,000	$—	$—
Executive Vice President	2001	217,550	—	—	—
and Chief Financial Officer,	2000	69,757	—	25,552	—
until November 2002
Darrin J. Campbell(5)	2002	$250,080	$250,000	$—	$11,000
Chief Financial Officer and	2001	210,452	—	—	49,496
Executive Vice President—	2000	—	—	—	—
Sales and Asset Management
Roger L. Erb	2002	$250,080	$250,000	$—	$12,000
Executive Vice President—	2001	250,080	—	—	9,646
Operations and Engineering	2000	242,580	—	92,413	8,500

(1)
Includes restructuring bonus paid in 2002. Does not include bonuses in the amount of $290,291, $89,464, $156,964 and $156,964 that were earned in 2002 but determined and paid in 2003 to Messrs. Deneau, Buckwalter, Campbell and Erb, respectively.

(2)
For 2000, includes (i) compensation associated with the 1999 Officer Stock Purchase Plan for: Mr. Deneau—$66,861; and Mr. Erb—$66,861 and (ii) compensation associated with the 2000 Executive Stock Purchase Plan for: Mr. Deneau—$25,552; Mr. Buckwalter—$25,552; and Mr. Erb—$25,552.

(3)
For 2002, represents our contributions under our 401(k) plan for: Mr. Deneau—$12,000, Mr. Campbell—$11,000 and Mr. Erb—$12,000. For 2001, includes (i) our contributions under our 401(k) plan for: Mr. Deneau—$10,200 and Mr. Erb—$9,646 and includes moving expenses paid by our company for: Mr. Campbell—$49,496. For 2000, represents our contributions under our 401(k) plan for: Mr. Deneau—$8,500 and Mr. Erb—$8,500.

(4)
Mr. Buckwalter joined our company in 2000 and served as our Chief Financial Officer until November 2002.

(5)
Mr. Campbell joined our company in 2000 and became our Chief Financial Officer in November 2002.

Compensation of Directors

        Our non-employee directors (other than Lenard Tessler and Jonathan Gallen) are entitled to receive an annual director's fee of $35,000. The chairman of the audit committee and the chairman of other board committees are entitled to receive an annual fee of $10,000 and $5,000, respectively. In addition, a fee of $1,250 is paid to non-employee directors (other than Lenard Tessler and Jonathan Gallen) for each directors' meeting attended and $1,000 for each audit or other committee meeting attended. Directors who are also our employees or employees of Cerberus do not receive additional consideration for serving as directors, except that all directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Committees of the Board of Directors

        Our board of directors has established an audit committee and a compensation committee.

        Our audit committee consists of Messrs. Schumacher, Chapman and Asen. Duties of the audit committee include:

  •
  appointing or replacing independent accountants;

  •
  meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

  •
  reviewing the results of the annual examination of our financial statements and periodic internal audit examinations;

  •
  reviewing and approving the services and fees of our independent accountants;

  •
  authorizing special investigations and studies;

  •
  monitoring and reviewing our compliance with applicable legal requirements; and

  •
  performing any other duties or functions deemed appropriate by the board of directors.

        Our compensation committee consists of Messrs. Gallen, Hamilton, Price and Tessler. Mr. Tessler is a Managing Director of Cerberus. Duties of the compensation committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        There are no compensation committee interlocks (i.e., no executive officer of ours serves as a member of the board of directors or the compensation committee of another entity which has an executive officer serving on our board of directors or our compensation committee).

Employment Agreements

General

        Messrs. Deneau, Erb and Campbell have employment agreements that extend until August 30, 2005. Their agreements provide for an annual base salary, $350,040 for Mr. Deneau and $250,080 for each of Mr. Erb and Mr. Campbell, an annual bonus pursuant to the Management Incentive Plan, as described below, eligibility for the grant of stock options and participation in all benefit plans offered to other senior executive officers. Our board of directors has approved an increase in the annual base salary for each of Messrs. Deneau, Erb and Campbell of 5.0% for 2003, effective February 1, 2003 for Mr. Deneau and effective April 1, 2003 for Messrs. Erb and Campbell.

Termination Provisions

        If Mr. Deneau is terminated by us without "cause" or terminates his employment for "good reason," in each case, as these terms are defined in the employment agreements, Mr. Deneau will receive his base salary until August 30, 2005 and the annual bonus that would have been paid had he continued his employment until August 30, 2005 (paid in a lump sum no later than 10 days after termination), continuation of medical and dental plans until August 30, 2005 (provided that such benefits will terminate if Mr. Deneau is eligible for such benefits under another employer-provided plan) and continued vesting of any outstanding stock options or other equity-based compensation awards as if Mr. Deneau had remained employed until August 30, 2005.

        If Mr. Erb or Mr. Campbell is terminated by us without "cause" or terminates his employment for "good reason," in each case, as these terms are defined in the employment agreements, he will receive his base salary for one year after termination of employment and the annual bonus that would have been paid had he continued his employment for one year after termination (paid in a lump sum no later than 10 days after termination), continuation of medical and dental plans for one year after termination (provided that such benefits will terminate if he is eligible for such benefits under another employer-provided plan) and continued vesting of any outstanding stock options or other equity-based compensation awards as if he had remained employed for one year after termination.

        The employment agreements also provide that for so long as Messrs. Deneau, Erb or Campbell (as applicable) are receiving post-termination payments or for one year after a termination with "cause", they shall not, without our written consent, participate or engage in, directly or indirectly, any business that is competitive with the glass container manufacturing business conducted by us within the United States as of the date of the termination of employment. In addition, during such period they shall not, without our consent, solicit our employees, customers or suppliers.

        Mr. Buckwalter, our Executive Vice President and Chief Financial Officer until November 2002, entered into an employment and consulting agreement that provides that, after Mr. Campbell became our Chief Financial Officer, Mr. Buckwalter will be retained by us as a consultant until December 31, 2003. As a consultant, Mr. Buckwalter receives a fee at a monthly rate of $20,840 and reimbursement of COBRA premiums if COBRA coverage is selected. With respect to 2002, Mr. Buckwalter received a payment pursuant to the Management Incentive Plan. If we terminate Mr. Buckwalter's status as a consultant prior to December 31, 2003, he will be entitled to receive fees until December 31, 2003. The employment and consulting agreement also provides that for so long as Mr. Buckwalter is an employee and for one year after a termination as an employee with "cause", he shall not, without our consent, participate or engage in, directly or indirectly any business that is competitive with the glass container manufacturing business conducted by us as of the date of the termination of employment within the United States. In addition, during such period, he shall not, without our consent, solicit our employees, customers or suppliers.

Employee Plans

  Equity Incentive Plan

        The equity incentive plan is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals and covers employees, directors or consultants. The plan provides for the grant of nonqualified stock options and incentive stock options for shares of our common stock and restricted shares of our common stock to participants of the plan selected by our board of directors or a committee of the board (the "Administrator"). One million shares of common stock have been reserved under the plan. The terms and conditions of awards are determined by the Administrator for each grant, except that, unless otherwise determined by the Administrator, options vest and become exercisable as follows: 50.0% of an option grant vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary of the grant date and 1/3 on the third anniversary of the grant date; and the remaining 50.0% of the option grant vests in three tranches of equal amounts on the first, second and third anniversary of the grant date if we attain certain performance targets established by the board. No grants were made as of the end of 2002. As of August 1, 2003, an aggregate of              options were issued under this plan in 2003. Upon consummation of this offering, we intend to grant options to purchase an additional              shares of common stock, at an exercise price equal to the initial public offering price.

        Upon a "Liquidity Event," all unvested awards will become immediately exercisable and the Administrator may determine the treatment of all vested awards at the time of the Liquidity Event. A "Liquidity Event" is defined as (1) an event in which any person who is not our affiliate becomes the beneficial owner, directly or indirectly, of 50.0% or more of the combined voting power of our then outstanding securities, (2) the sale, transfer or other disposition of all or substantially all of our business, whether by sale of assets, merger or otherwise to a person other than Cerberus, (3) if specified by our board of directors in an award at the time of grant, the consummation of an initial public offering of common equity securities or (4) our dissolution and liquidation.

  Management Incentive Plan

        The Anchor Glass Container Corporation Management Incentive Plan is designed to compensate our salaried employees for performance with respect to planned business objectives. Participants are compensated based on the achievement of EBITDA targets or such other goals as determined by the compensation committee. Plan participation is limited to salaried employees within the organization. Eligible participants are designated at the beginning of each year as approved by the compensation committee of our board of directors. No payments were made pursuant to this plan during the calendar year 2002. As of August 1, 2003, payments in the aggregate amount of $2.2 million were made during 2003 pursuant to the 2002 plan year.

  Employee Retention Plan

        The Anchor Glass Container Corporation Executive/Key Employee Retention Plan covers approximately 44 employees, at the vice president or director levels. Under this plan, upon a "change in control," if a participating employee is terminated by us "without cause" or terminates his or her employment with us for "good reason" (such as a reduction in base salary, a material change in position, duties or responsibilities, or a material change in job location) (in each case, as these terms are defined in the plan), we are obligated to pay a severance benefit to the employee. If all participating employees were to be terminated by us without cause and/or were to terminate their employment with us for good reason, the aggregate amount of severance benefits payable by us under this plan would be $3.6 million. This plan expires in October 2004.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock and our series C participating preferred stock as of August 5, 2003 by:

  •
  each person who is known by us to beneficially own 5% or more of the common stock or series C participating preferred stock;

  •
  each of our directors; and

  •
  our executive officers named in the Summary Compensation Table and all of our current directors and executive officers as a group.

        Unless otherwise indicated in the footnotes to the table, each stockholder has sole voting and investment power with respect to shares beneficially owned and all addresses are in care of our company. All primary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, which we refer to as the Exchange Act, and assume, on a stockholder by stockholder basis, that each stockholder has converted all securities owned by such stockholder that are convertible into common stock at the option of the holder currently or within 60 days of August 5, 2003 and that no other stockholder so converts.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Common Stock (%)		Number of Shares of Series C Participating Preferred Stock (6)	Percentage of Total Series C Participating Preferred Stock (%)	Percentage of Total Common Stock After Offering (%)
Stephen Feinberg(1)(2)(7)			%	72,656	96.87%
Jonathan Gallen(3)(4)(7)				2,344	3.13
Richard M. Deneau				0	—
Roger L. Erb				0	—
Darrin J. Campbell				0	—
Dale A. Buckwalter				0	—
Joel A. Asen(5)				0	—
James N. Chapman(5)				0	—
George Hamilton(5)				0	—
Timothy F. Price(5)				0	—
Alan H. Schumacher(5)				0	—
Lenard B. Tessler				0	—
Directors and executive officers as a group (11 persons, including those listed above)			%	2,344	3.13%

(1)
Cerberus International, Ltd. owns            shares of our common stock and approximately 28,210 shares of our series C participating preferred stock. Cerberus Institutional Partners, L.P. owns            shares of our common stock and approximately 33,344 shares of our series C participating preferred stock. Cerberus Institutional Partners (America), L.P. owns            shares of our common stock and approximately 4,352 shares of our series C participating preferred stock. Stephen Feinberg exercises sole voting and investment authority over all securities of our company owned by Cerberus International, Ltd., Cerberus Institutional Partners, L.P. and Cerberus Institutional Partners (America), L.P. In addition, certain private investment funds and managed accounts, for which Stephen Feinberg exercises voting and investment authority, own in the aggregate            shares of our common stock and 6,750 shares of our series C participating preferred stock. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own             shares of our common stock and approximately 72,656 shares of our series C participating preferred stock.

(2)
The address for Stephen Feinberg is c/o Cerberus Capital Management, L.P., 450 Park Avenue, 28th Floor, New York, New York 10022.

(3)
Ahab Partners, L.P. owns            shares of our common stock and approximately 1,570 shares of our series C participating preferred stock. Ahab International, Ltd. owns            shares of our common stock and 774 shares of our series C participating preferred stock. Jonathan Gallen exercises sole voting and investment authority over all securities of our company owned by Ahab Partners, L.P. and Ahab International, Ltd. Thus,

  pursuant to Rule 13d-3 under the Exchange Act, Jonathan Gallen is deemed to beneficially own            shares of our common stock and approximately 2,344 shares of our series C participating preferred stock.

(4)
The address for Jonathan Gallen is 450 Park Avenue, 28th Floor, New York, NY 10022.

(5)
Includes options granted pursuant to our Equity Incentive Plan in 2003 that will vest upon consummation of this offering.

(6)
We intend to use a portion of the net proceeds of the offering to redeem all of our series C participating preferred stock for cash. See "Use of Proceeds."

(7)
The information set forth herein gives effect to the dissolution of Anchor Glass Container Holding LLC, our current controlling stockholder, and the distribution of the securities of our company held by Anchor Glass Container Holding LLC to its members, which will be consummated prior to the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following discussion of our related party transactions should be read in conjunction with Note 9 to our audited financial statements on page F-32.

Issuance and Redemption of Capital Stock

        As part of our restructuring, certain Cerberus-affiliated funds and managed accounts invested $80.0 million of new equity capital into our company, acquiring 100% of our series C participating preferred stock for $75.0 million and 100% of our outstanding common stock for $5.0 million. We intend to use a portion of the proceeds of the offering to redeem all of the outstanding series C participating preferred stock for cash and to issue an additional            shares of our common stock to holders of our outstanding shares of the series C participating preferred stock in connection with the redemption upon the closing of the offering. This premium will represent 15.0% of the fair market value of all of the outstanding shares of common stock divided by the number of outstanding shares of series C participating preferred stock, in each case, outstanding prior to the consummation of this offering.

        Also as part of our restructuring, we arranged for a $20.0 million term loan facility from Ableco Finance LLC, an affiliate of Cerberus, which was paid off with a portion of the proceeds of the issuance of the senior secured notes. Our majority stockholders are affiliates of Cerberus. See "—Agreement with Ableco."

        See "Use of Proceeds", "Principal Stockholders" and "Description of Capital Stock—Preferred Stock—Series C Participating Preferred Stock."

Stockholders' Agreement

        On August 30, 2002, we entered into a Stockholders' Agreement with Anchor Glass Container Holding, our then majority stockholder, the PBGC, Mr. Deneau, our chief executive officer and one of our directors, Mr. Campbell, our then executive vice president of sales and asset management, and Mr. Erb, our executive vice president of operations and engineering. Subsequently, Mr. Buckwalter, our former executive vice president and chief financial officer, became party to the agreement. In addition, prior to the consummation of this offering, Anchor Glass Container Holding will be dissolved and the equity holders of Anchor Glass Container Holding will become parties to the agreement.

        Demand Registration Rights.    Our majority stockholders have certain demand registration rights, subject to the following limitations: (i) in no event are we required to effect a demand registration until the earlier of (a) an initial public offering of equity securities and (b) August 30, 2003; (ii) in no event are we required to effect a demand registration unless the aggregate offering price, net of underwriting discounts and commissions, is at least $1,000,000; provided, however, that we are required to effect a demand registration regardless of the aggregate offering price in the event that our majority stockholders are disposing of all of the registrable securities held by them; and (iii) subject to certain requirements pursuant to the Stockholders' Agreement, in no event are we required to effect, in the aggregate, more than four demand registrations. In addition, if our majority stockholders request that we file a registration statement on Form S-3 for a public offering of all or any portion of their shares of registrable securities, the reasonably anticipated aggregate price to the public of which would exceed $1,000,000, we are required to use our best efforts to register for public sale the registrable securities specified in such request.

        Incidental Registration Rights.    If, after an initial public offering of equity securities, we propose to register any of our securities under the Securities Act (other than in a registration on Form S-4 or S-8 and other than pursuant to the preceding paragraph), we will notify all holders of registrable securities of our intention and upon the request of any holder, subject to certain restrictions, effect the registration of all securities requested by holders to be so registered.

        Subject to the Stockholders' Agreement, we will pay all registration expenses and indemnify each holder of registrable securities with respect to each registration which has been effected.

        Waiver.    All holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch & Co.

Agreement with Ableco

        On August 30, 2002, we entered into a term loan agreement with Ableco Finance LLC, as agent for the lenders, to provide for a senior secured term loan in the amount of $20.0 million. Ableco is an affiliate of Cerberus. The full amount of the loan was drawn on August 30, 2002, and bore interest at 14.0% per annum, payable monthly in arrears. The term loan was scheduled to mature on March 31, 2005. An annual fee equal to $0.2 million was to be payable on each anniversary date until maturity, beginning on August 30, 2003. This term loan was repaid in full with part of the proceeds of the issuance of the senior secured notes.

Intercompany Agreements

        Prior to our reorganization, we were a party to several agreements with our former affiliates. These agreements included (i) an agreement pursuant to which we filled orders for customers of affiliated glass manufacturers and affiliated glass manufacturers filled orders for our customers and (ii) a management agreement pursuant to which our former affiliate provided specified managerial services for us. In conjunction with our reorganization, all of our intercompany agreements, with the exception of the agreement with Glenshaw Glass discussed below, were either canceled or terminated.

Agreement with Glenshaw Glass

        In February 2002, prior to our reorganization, Mr. J. Ghaznavi, our former chief executive officer and director, purchased Glenshaw Glass, our former affiliate, from Consumers Packaging, our former majority stockholder. In connection with a proposed settlement of litigation commenced by the National Bank of Canada against us and certain other affiliates, we and Glenshaw Glass have entered into a services agreement, whereby we have agreed to assist Glenshaw Glass in certain functions, including information systems, through 2004. Glenshaw Glass will pay a fee to us of $0.5 million, plus a percentage of Glenshaw Glass' cash flows, as determined in accordance with the services agreement, for each year of the agreement, payable in three annual installments commencing on April 30, 2005.

Other

        Prior to our restructuring, we and certain of our former affiliates from time to time engaged the law firm of Eckert Seamans Cherin and Mellot, LLC to represent us on a variety of matters. C. Kent May, one of our former executive officers and directors, and Jonathan K. Hergert, one of our former directors, are members of such law firm.

DESCRIPTION OF CAPITAL STOCK

        The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Amended and Restated Certificate of Incorporation and Bylaws and by the provisions of applicable law. Copies of our Amended and Restated Certificate of Incorporation and Bylaws have been filed as exhibits to the Registration Statement of which this prospectus is a part.

General

        Our authorized capital stock consists of                    shares of common stock, par value $0.10 per share, of which                  shares are issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share. Of the amount of authorized preferred stock, 75,000 shares of our preferred stock are designated series C participating preferred stock, of which 75,000 shares are issued and outstanding. We intend to use a portion of the proceeds of the offering to redeem all of the outstanding series C participating preferred stock for cash. See "Use of Proceeds."

Common Stock

        Upon the consummation of this offering, there will be            shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or outstanding options). All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. We adopted a dividend policy that contemplates initial annual cash dividends on our common stock of approximately $        per share. We expect that dividends will be paid in cash and will be paid quarterly and that the initial dividend will be paid in                        , 2004. See "Dividend Policy." In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

Series C Participating Preferred Stock

        In connection with the reorganization, we issued 75,000 shares of series C participating preferred stock at a price of $1,000 per share to Anchor Glass Container Holding, an affiliate of Cerberus. Prior to the consummation of this offering, Anchor Glass Container Holding will be dissolved and the series C participating preferred stock will be distributed to its equity holders. See "Principal Stockholders." The series C participating preferred stock is subject to redemption at our option at any time in whole but not in part at the redemption price in cash equal to the sum of (i) $1,000 per share plus all accrued and unpaid dividends on such share computed to the date of redemption and (ii) 15.0% of the fair market value of all of the outstanding shares of common stock divided by the number of outstanding shares of series C participating preferred stock. The portion of the redemption price specified in clause (ii) of the preceding sentence will, at our option, be payable either in cash or in shares of common stock. Unless we exercise our optional redemption right, the term of the series C participating preferred stock is perpetual. We intend to use a portion of the proceeds of the offering to redeem all of the outstanding series C participating preferred stock. The portion of the redemption price specified in clause (ii) above will be paid in shares of our common stock. See "Use of Proceeds" and "Certain Relationships and Related Transactions—Issuance and Redemption of Capital Stock."

Limitations on Directors' Liability

        Our certificate of incorporation and by-laws indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL permits a corporation to limit or eliminate a director's personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders' derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the common stock is The Bank of New York.

Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

        Certificate of Incorporation and Bylaws.    Certain provisions in the our Amended and Restated Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

        Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that:

  •
  permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series; and

  •
  limit stockholders' ability to call special meetings.

        The foregoing provisions of our Amended and Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors—Risks Related to the Offering—We may take actions that would discourage, delay or prevent a merger or acquisition at a premium price" and "Management—Employee Plans."

        Delaware Takeover Statute.    We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits to our registration statement filed in connection with this offering.

Senior Secured Notes

        On February 7, 2003, we completed an offering of $300.0 million in aggregate principal amount of our 11% senior secured notes due 2013.

        Proceeds from the original issuance of the senior secured notes, net of fees, were approximately $289.0 million and were used to repay the principal amount outstanding under our first mortgage notes ($156.2 million in total), 100% of the principal amount outstanding under our senior secured term loan plus accrued interest thereon and a prepayment fee ($20.4 million in total) and advances then outstanding under our credit facility ($66.9 million), which included funds borrowed for certain of our capital improvement projects. During the first quarter of 2003, the remaining proceeds of approximately $45.0 million were used to terminate certain equipment leases by purchasing from the respective lessors the equipment leased thereunder.

        On August 5, 2003, we completed an offering of an additional $50.0 million of our senior secured notes at an issue price of 107.5% of their principal amount. The additional notes were issued under the same indenture as the original senior secured notes, as supplemented by a first supplemental indenture dated as of August 5, 2003. The terms of the additional notes are identical in all material respects to the previously issued senior secured notes, except that the additional notes currently are subject to certain restrictions on transfer.

        We also entered into a Registration Statement with respect to the additional notes. Under this agreement we are required to file a registration statement for exchange notes having substantially identical terms as the additional notes by November 3, 2003, have the registration statement be declared effective by January 2, 2004 and consummate the related exchange by February 1, 2004.

        Set forth below is a description of the principal terms of the senior secured notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

  Principal, Maturity and Interest

        We currently have issued and outstanding $350.0 million principal amount of our senior secured notes. We may issue additional notes subject to the terms and conditions set forth in the indenture. The senior secured notes mature on February 15, 2013. Interest on the senior secured notes accrues at the rate of 11% per annum (calculated using a 360-day year) and is payable semi-annually on February 15 and August 15 of each year.

  Ranking and Security

        The indebtedness evidenced by the senior secured notes are our senior obligations and rank equally in right of payment with all our existing and future unsubordinated indebtedness and senior in right of payment to all of our future subordinated indebtedness. The senior secured notes are subordinated to our obligations under our revolving credit facility to the extent of the value of the collateral securing that facility.

        The senior secured notes are secured by a first priority lien, subject to certain permitted encumbrances, on substantially all of our existing real property, equipment and other fixed assets relating to our nine operating plants and all additions and improvements thereto and replacements thereof, together with the proceeds therefrom. The liens do not extend to any of our existing plants that are not currently operational or our inventory, accounts receivable, other current assets and intellectual property or other intangible assets.

  Optional Redemption

        The senior secured notes are not redeemable before February 15, 2008. Thereafter, we may redeem the senior secured notes at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing February 15 of the years set forth below:

Year	Percentage
2008	105.500%
2009	103.667%
2010	101.833%
2011 and thereafter	100.000%

  Optional Redemption Upon Public Equity Offerings

        At any time (which may be more than once) before February 15, 2006, we may, at our option, use the net cash proceeds of one or more public equity offerings to redeem up to 35% of the principal amount of the senior secured notes issued under the indenture at a redemption price of 111% of the face amount of the notes plus accrued and unpaid interest thereon, if any, to the date or redemption; provided that:

  •
  at least 65% of the principal amount of senior secured notes issued under the indenture remains outstanding immediately after any such redemption; and

  •
  we make such redemption not more than 90 days after the consummation of any such public equity offering.

  Covenants

        The indenture restricts, among other things, our ability to incur additional debt, enter into sale and leaseback transactions, pay dividends or distributions on or repurchase our capital stock, issue stock of subsidiaries, make certain investments, create liens on our assets to secure debt, enter into transactions with affiliates, merge or consolidate with another company or transfer substantially all of our assets or transfer or sell assets that are set forth in the indenture. There are a number of important limitations and exceptions to these covenants.

  Change of Control Offer

        If a change of control of our company occurs, we must give holders of the senior secured notes the opportunity to sell us their senior secured notes at 101% of their face amount, plus accrued and unpaid interest.

  Events of Default

        The indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross defaults on more than $15.0 million of other indebtedness, (iv) failure to pay more than $15.0 million of judgments that have not been stayed by appeal or otherwise or (v) our bankruptcy.

Revolving Credit Agreement

        On August 30, 2002, we entered into a revolving credit agreement with Congress Financial Corporation (Central), as administrative agent and collateral agent for the lenders, Bank of America, N.A., as documentation agent for the lenders, and various financial institutions from time to time party thereto as lenders.

        Availability.    Availability under the revolving credit facility is restricted to the lesser of (i) $100.0 million and (ii) the borrowing base amount. The revolving credit facility includes a $15.0 million subfacility for letters of credit. The borrowing base amount is defined as the amount equal to (A) the lesser of (i) the amount equal to (a) 85.0% of the net amount of eligible accounts plus (b) the lesser of (1) $60.0 million or (2) 60.0% of the value of the eligible inventory or (ii) $100.0 million minus (B) reserves, in such amounts as the agent may from time to time establish.

        Maturity and Security.    The revolving credit facility matures on August 30, 2006. Loans made pursuant to the revolving credit facility are secured by a first priority security interest in all our inventory, receivables and intangible assets.

        Interest Rates.    Advances under the revolving credit facility may be made as prime rate loans or eurodollar rate loans at our election. Interest rates payable upon such advances are based upon the prime rate or eurodollar depending on the type of loan we choose, plus an applicable margin. The prime rate is defined as the rate of interest then most recently established by Wachovia Bank, National Association, as its prime rate for dollars loaned in the United States. The eurodollar rate is calculated based upon the average of rates of interest per annum at which Wachovia Bank, National Association is offered deposits of United States dollars in the London interbank market adjusted by the reserve percentage prescribed by governmental authorities. The applicable margin is adjusted on a monthly basis to correspond to the amount of excess availability as follows:

Excess Availability	Applicable Margin for Prime Rate Loans	Applicable Margin for Eurodollar Rate Loans	Applicable Margin for Letters of Credit
$20,000,000 or more	0.50%	2.25%	2.00%
$10,000,000 to $19,999,999	0.75%	2.50%	2.25%
less than $10,000,000	1.00%	2.75%	2.50%

        Fees.    The revolving credit agreement contains certain fees, including closing fees, servicing fees, unused line fees and early termination fees.

        Covenants.    The revolving credit agreement contains customary negative covenants and restrictions for transactions of this nature on actions by us including, without limitation, restrictions on indebtedness, liens, investments, fundamental business changes, asset dispositions outside of the ordinary course of business, restricted junior payments, transactions with affiliates, bankruptcy, insolvency, change of control and changes relating to indebtedness. In addition, the revolving credit facility requires that we meet a quarterly fixed charge coverage test unless minimum availability declines below $10.0 million, in which case we must meet a monthly fixed charge coverage test. The fixed charge coverage ratio is generally defined as the ratio of EBITDA (as defined in the revolving credit agreement) to fixed charges measured on a trailing four quarter or twelve month basis, as applicable. Fixed charges include, without limitation, interest expense, capital expenditures, cash paid in respect of capital stock, regularly scheduled principal payments of indebtedness for borrowed money and indebtedness with respect to capital leases, taxes and management fees. We are required to maintain a fixed charge coverage ratio of 0.9:1.0 through September 30, 2003 and 1.0:1.0 thereafter. Our actual fixed charge coverage ratio for each of the four quarters ended December 31, 2002 and June 30, 2003 was 1.06 and 1.08, respectively.

        Events of Default.    The revolving credit agreement contains customary events of default, including, without limitation, non-payment of principal, interest or fees, violation of certain covenants, inaccuracy of representations and warranties in any material respect, and cross defaults with certain other indebtedness and agreements, including, without limitation, the senior secured notes indenture, the equipment financing agreements (discussed below) and the PBGC Agreement.

Equipment Leases

        On December 26, 2002, we entered into a master lease agreement with a major lessor, under which we were able to lease equipment from time to time until March 31, 2003. The master lease agreement is structured as a capital lease under U.S. generally accepted accounting principles. Equipment leased pursuant to the master lease agreement is secured by a first priority lien on such assets.

        Under the lease, we undertake customary lessee obligations of (i) paying taxes associated with the equipment (other than lessor's income tax on lease payables), (ii) obtaining casualty and liability insurance for the equipment and (iii) maintaining the equipment in good working order. The lease contains customary events of default including, without limitation, non-payment of rent, failure to maintain insurance, inaccuracy of representations and warranties in any material respect, bankruptcy or insolvency events and change of control.

        We financed $10.0 million worth of equipment under the lease in December 2002, and another $10.0 million in late March 2003.

        Rent will be payable under the lease in an amount equal to (a) the monthly LIBOR rate plus 5.25% on the outstanding unamortized lease balance plus (b) monthly amortization payments.

        The term of the lease commenced on December 26, 2002 and ends on March 25, 2008. At the end of the lease term, we have the option to purchase the equipment from the lessor for $1.

        During the lease term, we can purchase the equipment and terminate the lease on any monthly rent payment date for a purchase price equal to the then unamortized principal balance remaining under the lease (calculated as if the lease was structured as a loan), plus a customary prepayment premium.

  Payments Pursuant to Our PBGC Settlement

        For a period of 120 months, commencing on September 2002, we are required to make monthly payments to the PBGC in the amount of $833,333.33, all of which is tax deductible. The outstanding amount of this obligation was approximately $62.9 million at June 30, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Pension Plan."

SHARES ELIGIBLE FOR FUTURE SALES

        Prior to this offering, there has been no market for our common stock. Based on the number of shares outstanding at    , 2003, upon completion of this offering, we will have outstanding an aggregate of    shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have    shares of common stock outstanding. All of the shares we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining    %, or    shares of our common stock that are outstanding after this offering, will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in "Underwriting." Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

  Sales of Restricted Securities

        Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately    shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold upon the expiration of the lock-up period described below.

        Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of August 1, 2003, options to purchase a total of            shares of common stock were outstanding, all of which will be exercisable upon consummation of this offering and are subject to 180 day lock-up agreements.

        As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares may be available for sale in the public market after 180 days from the date of the prospectus subject, in some cases, to volume limits.

  Additional Registration Statements

        We intend to file one or more registration statements under the Securities Act within 180 days after this offering to register up to    shares of our common stock underlying outstanding stock options or reserved for issuance under our equity incentive plan. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under the equity incentive plan and the lock-up agreements described in "Underwriting."

        Our majority stockholders have certain demand registration rights and incidental registration rights pursuant to a Stockholders' Agreement we entered into with Anchor Glass Container Holding and other parties named therein. See "Certain Relationships And Related Transactions—Stockholders' Agreement." All holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch & Co.

  Effects of Sales of Shares

        Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. The price of our common stock will change after the offering. The market price of the common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  •
  variations in operating results;

  •
  changes in, or our ability to meet, financial estimates by securities analysts;

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  changes in market valuations of companies in the glass container industry;

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  announcements by us or our competitors relating to significant contracts or customers, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  our success or failure to implement our expansion plans;

  •
  increases or decreases in reported holdings by insiders or mutual funds;

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  additions or departures of key personnel;

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  changes in dividend policy;

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  future sales of common stock; and

  •
  stock market price and volume fluctuations generally.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to        additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $    per share. The underwriters and selling group members may allow a discount of $    per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch & Co. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

        Our executive officers, directors and stockholders named in this prospectus, together with other stockholders that collectively hold all of the shares of common stock and common stock issuable upon exercise of options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Merrill Lynch & Co. until 180 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the Nasdaq National Market.

        From time to time, certain of the underwriters have provided, and will continue to provide, investment banking and other services to us and certain existing stockholders, for which they receive customary fees and commissions.

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the representatives. The factors to be considered in determining the initial public offering price will include:

  •
  our future prospects and those of our industry in general;

  •
  our sales, earnings and certain other financial operating information in recent periods; and

  •
  the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriter by Cahill Gordon & Reindel LLP, New York, New York. Cahill Gordon & Reindel LLP has performed legal services for us in the past and may do so in the future.

EXPERTS

        The reorganized company financial statements as of December 31, 2002 and for the four-month period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The predecessor company financial statements as of December 31, 2001 and for the year ended December 31, 2001 and for the eight-month period ended August 31, 2002 included in this prospectus have been so included in reliance on the report (which contained explanatory paragraphs regarding (i) the impact of fresh-start adjustments to the predecessor company financial statements as described in Notes 2 and 3 to the financial statements and (ii) the adoption of FASB Statement No. 142 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The report covering our financial statements for the 2000 fiscal year was previously issued by Arthur Andersen, and has not been reissued by them. Because Arthur Andersen has not reissued their report and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under the Securities Act for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by their previously issued report. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any claim against them.

        We changed certifying accountants from Arthur Andersen to PricewaterhouseCoopers LLP effective April 11, 2002. On April 11, 2002, Arthur Andersen was dismissed as our principal accountant. Arthur Andersen's report on our financial statements for 2000 contained a qualified opinion regarding our ability to continue as a going concern. The decision to change accountants was approved by our board of directors. During the two most recent fiscal years and the subsequent interim period prior to such change in accountants, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the two most recent fiscal years and the subsequent interim period prior to such change in accountants, there have occurred none of the "reportable events" listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We requested and received from Arthur Andersen the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16.1 to our report on Form 8-K filed on April 15, 2002), and we state that Arthur Andersen previously agreed with the statements made by us in response to Item 304(a)(1) of Regulation S-K, which we included in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports with the SEC. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the common stock in our SEC filings and the registration statement. Our SEC filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the SEC at 450 West Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains our SEC filings. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

ANCHOR GLASS CONTAINER CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Reports of Independent Certified Public Accountants	F-2

Statements of Operations and Comprehensive Income (Loss)—
        Four Months Ended December 31, 2002 (Reorganized Company),
        Eight Months Ended August 31, 2002 and
Two Years Ended December 31, 2001 and 2000 (Predecessor Company)	F-5
Balance Sheets— December 31, 2002 (Reorganized Company) and December 31, 2001 (Predecessor Company)	F-6
Statements of Cash Flows— Four Months Ended December 31, 2002 (Reorganized Company), Eight Months Ended August 31, 2002 and Two Years Ended December 31, 2001 and 2000 (Predecessor Company)	F-8

Statements of Stockholders' Equity (Deficit)—
        Four Months Ended December 31, 2002 (Reorganized Company),
        Eight Months Ended August 31, 2002 and
Two Years Ended December 31, 2001 and 2000 (Predecessor Company)	F-10
Notes to Financial Statements	F-12
Unaudited Financial Statements:
Condensed Statements of Operations and Comprehensive Income (Loss)— Six Months Ended June 30, 2003 (Reorganized Company) and Six Months Ended June 30, 2002 (Predecessor Company)	F-47
Condensed Balance Sheets— June 30, 2003 and December 31, 2002 (Reorganized Company)	F-48
Condensed Statements of Cash Flows— Six Months Ended June 30, 2003 (Reorganized Company) and Six Months Ended June 30, 2002 (Predecessor Company)	F-49
Notes to Condensed Financial Statements	F-50

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Certified Public Accountants

To Anchor Glass Container Corporation:

        We have audited the accompanying balance sheets of Anchor Glass Container Corporation (a Delaware corporation) as of December 31, 2001* and 2000*, and the related statements of operations and other comprehensive loss, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 2001*. These financial statements and Schedule II** are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anchor Glass Container Corporation as of December 31, 2001* and 2000*, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001*, in conformity with accounting principles generally accepted in the United States.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15* to the financial statements, the Company is currently facing significant uncertainties regarding the acceleration provisions in its financing agreements that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 15*. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II** listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. Schedule II** has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Tampa, Florida,
March 15, 2002

*
Subsequent to the date of this report, the balance sheet as of December 31, 2001 and the related statements of operations and other comprehensive loss, stockholders' equity and cash flows and financial statement schedule information for the year then ended were audited by PricewaterhouseCoopers LLP whose report appears on page F-3 of this Registration Statement.

  See Note 1 to the financial statements under the sub-headings Goodwill and New Accounting Standards for a discussion of changes made to the original 2000 financial statements, with respect to which Arthur Andersen LLP did not audit the changes. Note 15 to the original notes to financial statements, which discussed a going concern qualification and management's plans with respect thereto, has not been reproduced as a result of the Company's reorganization discussed in Note 3 to the financial statements. The financial statements and financial statement schedule information as of December 31, 2000 and for the year ended December 31, 1999 are not presented in this Registration Statement.

**
This is a reference to our annual report on Form 10-K for the year ended December 31, 2001. This schedule has not been reproduced in this Registration Statement.

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of Anchor Glass Container Corporation:

        In our opinion, the accompanying balance sheet as of December 31, 2001 and the related statements of operations and comprehensive income (loss), stockholders' equity and cash flows present fairly, in all material respects, the financial position of Anchor Glass Container Corporation at December 31, 2001, and the results of its operations and cash flows for the eight-month period ended August 31, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 2000, before the revisions described in Note 1, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated March 15, 2002, which contained an explanatory paragraph surrounding the Company's ability to continue as a going concern.

        The Company's plan of reorganization became effective on August 30, 2002. As discussed in Notes 2 and 3 to the financial statements, the Company adopted "Fresh-Start Reporting" principles in accordance with the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." As a result of the reorganization and the adoption of Fresh-Start Reporting, the Company's August 31, 2002 statements of operations and comprehensive income, of stockholders' equity and of cash flows are not comparable to the Company's December 31, 2001 statements of operations and comprehensive loss, of stockholders' equity and of cash flows.

        As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards (FASB Statement) No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.

        As discussed above, the financial statements of Anchor Glass Container Corporation for the year ended December 31, 2000 were audited by other independent accountants who have ceased operations. As described in Note 1, these financial statements have been revised to reflect the adoption of FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which was adopted by the Company upon adoption of Fresh-Start Reporting. Additionally, as described in Note 1, these financial statements have been revised to include the transitional disclosures required by FASB Statement No. 142. We audited the adjustments that were applied to revise the 2000 financial statements for the adoption of FASB Statement No. 145 and the transitional disclosures required by FASB Statement No. 142, both of which are described in Note 1. In our opinion, the adjustments for the adoption of FASB Statement No. 145 are appropriate and have been properly applied, and the transitional disclosures for 2000 related to the adoption of FASB Statement No. 142 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and transitional disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
November 22, 2002

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of Anchor Glass Container Corporation:

        In our opinion, the accompanying balance sheet and the related statements of operations and comprehensive income (loss), stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Anchor Glass Container Corporation at December 31, 2002, and the results of its operations and cash flows for the four months ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
February 28, 2003

ANCHOR GLASS CONTAINER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(dollars in thousands, except per share data)

	Reorganized Company	Predecessor Company
			Years Ended December 31,
	Four Months Ended December 31, 2002	Eight Months Ended August 31, 2002
			2001	2000
Net sales	$211,379	$504,195	$702,209	$629,548
Costs and expenses:
Cost of products sold	192,434	451,619	658,641	603,061
Selling and administrative expenses	9,683	19,262	28,462	33,222
Restructuring, net	—	(395)	—	—
Related party provisions and charges	—	—	35,668	—

Income (loss) from operations	9,262	33,709	(20,562)	(6,735)
Reorganization items, net	—	47,389	—	—
Other income, net	450	673	106	5,504
Interest expense (eight months ended August 31, 2002 contractual interest of $19,800)	(10,381)	(17,948)	(30,612)	(31,035)

Net income (loss)	$(669)	$63,823	$(51,068)	$(32,266)

Series A and B preferred stock dividends (eight months ended August 31, 2002 contractual dividends of $9,371)		$(4,100)	$(14,057)	$(14,057)
Income (loss) applicable to common stock	$(3,691)	$59,723	$(65,125)	$(46,323)

Basic net income (loss) per share applicable to common stock	$(0.41)	$11.37	$(12.40)	$(8.82)

Basic weighted average number of common shares outstanding	9,000,000	5,251,356	5,251,356	5,251,356

Diluted net income (loss) per share applicable to common stock	$(0.41)	$1.89	$(12.40)	$(8.82)

Diluted weighted average number of common shares outstanding	9,000,000	33,805,651	5,251,356	5,251,356

Comprehensive income (loss):
Net income (loss)	$(669)	$63,823	$(51,068)	$(32,266)
Other comprehensive income (loss):
Minimum pension liability adjustment	—	—	(62,468)	(13,000)
Derivative income (loss)	190	531	(531)	—

Comprehensive income (loss)	$(479)	$64,354	$(114,067)	$(45,266)

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

BALANCE SHEETS

(dollars in thousands, except per share data)

	Reorganized Company	Predecessor Company
Assets	December 31, 2002	December 31, 2001
Current assets:
Cash and cash equivalents	$351	$416
Restricted cash	4,387	—
Accounts receivable, less allowance for doubtful accounts of $561 and $1,000, respectively	42,070	43,182
Related party receivables, less allowance for doubtful accounts of $24,979 in 2001	—	1,020
Inventories	102,149	105,573
Other current assets	8,603	7,087

Total current assets	157,560	157,278
Property, plant and equipment:
Land and land improvements	11,694	6,622
Buildings	67,004	62,995
Machinery, equipment and molds	322,565	430,185
Less accumulated depreciation and amortization	(16,877)	(219,949)

	384,386	279,853
Other assets	6,815	26,042
Intangible assets, net of accumulated amortization of $264	7,636	—
Intangible pension asset	—	22,559
Goodwill, net of accumulated amortization of $14,553 in 2001	—	44,852

	$556,397	$530,584

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

BALANCE SHEETS

(dollars in thousands, except per share data)

	Reorganized Company	Predecessor Company
Liabilities and Stockholders' Equity (Deficit)	December 31, 2002	December 31, 2001
Current liabilities:
Borrowings under revolving credit facility	$47,413	$50,981
Current maturities of long-term debt	8,315	822
Long-term debt classified as current	—	206,091
Accounts payable	46,969	44,673
Related party payables	—	4,943
Accrued expenses	35,314	20,836
Accrued interest	5,167	5,686
Accrued compensation and employee benefits	26,331	24,581

Total current liabilities	169,509	358,613
Bonds and long-term capital leases	182,433	1,541
Long-term obligation to PBGC	60,640	—

Long-term debt	243,073	1,541
Long-term pension liabilities	—	122,541
Long-term post-retirement liabilities	40,342	63,255
Other long-term liabilities	26,974	26,649

	310,389	213,986
Commitments and contingencies
Mandatorily redeemable preferred stock, Series A, $0.01 par value; 2001—authorized, issued and outstanding 2,239,320 shares	—	82,026

Stockholders' equity (deficit):
Redeemable preferred stock, Series C, $0.01 par value; 100,000 shares authorized; 75,000 shares issued and outstanding ($78,022 liquidation preference)	1	—
Redeemable preferred stock, Series B, $0.01 par value; 2001—5,000,000 shares authorized; 3,360,000 shares issued and outstanding	—	34
Issuable preferred stock; 2001—869,235 shares at $25 per share	—	21,731
Common stock, $0.10 par value; 21,000,000 shares authorized; 9,000,000 shares issued and outstanding	900	—
Common stock, $0.10 par value; (2001—authorized 50,000,000 shares; shares issued and outstanding 3,357,825)	—	336
Warrants; issued and outstanding (2001—1,893,531)	—	9,446
Participation component of Series C preferred stock	750	—
Capital in excess of par value	78,349	104,520
Accumulated deficit	(3,691)	(184,109)
Accumulated other comprehensive income (loss):
Derivative income (loss)	190	(531)
Additional minimum pension liability	—	(75,468)

	76,499	(124,041)

	$556,397	$530,584

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Reorganized Company	Predecessor Company
	Four Months Ended December 31, 2002	Eight Months Ended August 31, 2002	Years Ended December 31,
			2001	2000
Cash flows from operating activities:
Net income (loss)	$(669)	$63,823	$(51,068)	$(32,266)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	17,747	35,721	50,748	49,651
Other amortization	887	1,609	5,665	7,608
Restructuring, net	—	(395)	—	—
Reorganization items, net	—	(47,389)	—	—
Restructuring and reorganization payments	(3,644)	(4,835)	—	—
Related party provisions and charges	—	—	35,668	—
(Gain) loss on sale of property and equipment	(7)	90	(495)	(4,161)
Other	(125)	(329)	(118)	2,164
Increase (decrease) in cash resulting from changes in assets and liabilities	8,936	4,819	(2,919)	(12,953)

	23,125	53,114	37,481	10,043

Cash flows from investing activities:
Expenditures for property, plant and equipment	(28,666)	(42,654)	(41,952)	(39,805)
Proceeds from sale of property and equipment	10,026	47	14,812	12,382
Deposit of sale proceeds into escrow account	(10,000)	—	(13,379)	(14,205)
Withdrawal of funds from escrow account	10,000	—	13,348	22,463
Change in restricted cash	1,548	(5,935)	—	—
Payments of strategic alliances with customers	—	(1,266)	(1,824)	(1,800)
Other	(996)	265	(1,879)	(2,757)

	(18,088)	(49,543)	(30,874)	(23,722)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	20,000	—	—
Principal payments of long-term debt	(736)	(51,416)	(1,937)	(2,058)
Net draws on Revolving Credit Facility	15,817	31,596	—	—
Net draws (repayments) on prior revolving credit facilities	—	(50,981)	(7,976)	18,062
Proceeds from issuance of preferred stock	—	75,000	—	—
Proceeds form issuance of common stock	—	5,000	—	—
Payments made under the PBGC Agreement	(1,038)	(20,750)	—	—
Restructuring and reorganization payments	(1,056)	(10,727)	—	—
Plan distributions to Series A preferred stock	(17,409)	—	—	—
Other, primarily financing fees	(573)	(1,400)	(810)	(3,071)

	(4,995)	(3,678)	(10,723)	12,933

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	42	(107)	(4,116)	(746)
Balance, beginning of period	309	416	4,532	5,278

Balance, end of period	$351	$309	$416	$4,532

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Four Months Ended December 31, 2002
		Eight Months Ended August 31, 2002	Years Ended December 31,
			2001	2000
	Reorganized Company
		Predecessor Company
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$11,638	$12,081	$28,223	$27,657

Increase (decrease) in cash resulting from changes in assets and liabilities:
Accounts receivable	$5,976	$(2,342)	$(2,084)	$10,607
Accounts receivable, related party	—	—	(5,441)	(13,203)
Inventories	(14,914)	18,338	19,948	(18,544)
Other current assets	1,230	533	974	(2,455)
Accounts payable, accrued expenses and other current liabilities	11,359	(6,956)	(25,199)	(1,783)
Other, net	5,285	(4,754)	8,883	12,425

	$8,936	$4,819	$(2,919)	$(12,953)

Supplemental noncash activities:
Non-cash equipment financing	$10,000	$—	$—	$—

Non-cash compensation	$—	$—	$—	$828

        The Company considers short-term investments with original maturities of ninety days or less at the date of purchase to be cash equivalents.

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(dollars in thousands)

	Series B preferred stock	Issuable preferred stock	Common stock	Warrants	Capital in excess of par value	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders' equity (deficit)
Balance, January 1, 2000	$34	$21,731	$216	$15,445	$98,340	$(89,579)	$—	$46,187
Warrants exercised	—	—	—	(12)	12	—	—	—
Contribution from shareholder related to profit on intercompany sales	—	—	—	—	51	—	—	51
Dividends accrued on Series A Preferred Stock	—	—	—	—	—	(5,598)	—	(5,598)
Net loss	—	—	—	—	—	(32,266)	—	(32,266)
Amount related to minimum pension liability	—	—	—	—	—	—	(13,000)	(13,000)

Balance, December 31, 2000	34	21,731	216	15,433	98,403	(127,443)	(13,000)	(4,626)
Warrants exercised	—	—	120	(5,987)	5,867	—	—	—
Contribution from shareholder related to profit on intercompany sales	—	—	—	—	250	—	—	250
Dividends accrued on Series A Preferred Stock	—	—	—	—	—	(5,598)	—	(5,598)
Net loss	—	—	—	—	—	(51,068)	—	(51,068)
Derivative loss	—	—	—	—	—	—	(531)	(531)
Amount related to minimum pension liability	—	—	—	—	—	—	(62,468)	(62,468)

Balance, December 31, 2001	$34	$21,731	$336	$9,446	$104,520	$(184,109)	$(75,999)	$(124,041)

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(dollars in thousands)

	Series B preferred stock	Series C preferred stock	Common stock	Warrants	Participation component of preferred stock	Capital in excess of par value	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity (deficit)
Predecessor Company
Balance, January 1, 2002	$21,765	$—	$336	$9,446	$—	$104,520	$(184,109)	$(75,999)	$(124,041)
Dividends accrued on Series A preferred stock	—	—	—	—	—	—	(1,633)	—	(1,633)
Net income	—	—	—	—	—	—	63,823	—	63,823
Derivative income	—	—	—	—	—	—	—	531	531
Reorganization adjustments, net	(21,765)	—	(336)	(9,446)	—	(104,520)	121,919	75,468	61,320
Issuance of 75,000 shares of Series C preferred stock	—	1	—	—	750	74,249	—	—	75,000
Issuance of 9,000,000 shares of common stock.	—	—	900	—	—	4,100	—	—	5,000

Reorganized Company
Balance, August 31, 2002	—	1	900	—	750	78,349	—	—	80,000
Dividends accrued on Series C preferred stock	—	—	—	—	—	—	(3,022)	—	(3,022)
Net loss	—	—	—	—	—	—	(669)	—	(669)
Derivative income	—	—	—	—	—	—	—	190	190

Balance, December 31, 2002	$—	$1	$900	$—	$750	$78,349	$(3,691)	$190	$76,499

See Notes to Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

NOTE 1—Basis of Presentation and Significant Accounting Policies

  Organization of the Company

        On August 30, 2002, Anchor Glass Container Corporation (the "Company" or "Anchor"), a Delaware corporation, completed a restructuring of its existing debt and equity securities pursuant to a plan of reorganization (the "Plan") under Chapter 11 of the United States Bankruptcy Code. Certain investment funds and managed accounts affiliated with Cerberus Capital Management, L.P. ("Cerberus"), acquired all of the outstanding capital stock of Anchor through their investment in Anchor Glass Container Holding L.L.C. ("AGC Holding"), a Delaware limited liability company formed in August 2002 and the parent company of Anchor. As of December 31, 2002, AGC Holding owns approximately 95% of the outstanding common stock and 100% of the outstanding Series C Participating Preferred Stock of Anchor. The remaining outstanding shares of common stock of Anchor are held by certain officers of Anchor.

        The financial statements of the Company as of and for periods subsequent to August 31, 2002 are referred to as the "Reorganized Company" statements. All financial statements prior to that date are referred to as the "Predecessor Company" statements. The financial statements for the eight months ended August 31, 2002 give effect to the restructuring and reorganization adjustments and the implementation of fresh start accounting. The effective date of the Company's Plan was August 30, 2002 (the "Effective Date"); however, for accounting purposes, the Company has accounted for the reorganization and fresh start adjustments on August 31, 2002, to coincide with the Company's normal financial closing for the month of August.

  Business Segment

        The Company owns and operates nine glass container manufacturing facilities, aggregated as one reportable segment. The Company is engaged in the manufacture and sale of a diverse line of clear, amber, green and other color glass containers of various types, designs and sizes to customers principally in the beer, beverage, food, and liquor industries. The Company markets its products throughout the United States. The Company's international and export sales are insignificant. Sales to Anheuser-Busch Companies, Inc. ("Anheuser-Busch") represented approximately 46.1%, 42.5%, 36.3% and 32.7%, respectively, of net sales for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the two years ended December 31, 2001 and 2000. The loss of Anheuser-Busch or another significant customer, unless replaced, could have a material adverse effect on the Company's business.

  Revenue Recognition

        Revenues are recognized as product is shipped to customers, net of applicable rebates and discounts. The Company may invoice customers to recover certain cost increases, recognizing these amounts as revenue in net sales.

  Accounting for Derivative Instruments and Hedging Activities

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133—Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and

SFAS 138 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative fair values that are designated effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. For derivative instruments that do not qualify as cash flow hedges, SFAS 133 requires that changes in the derivative fair values be recognized in earnings in the period of change.

  Inventories

        Inventories are stated at the lower of cost or market. The cost of substantially all inventories of raw materials and finished products is determined on the first-in, first-out method. Manufacturing supplies and certain other inventories are valued at weighted average costs. Freight costs of delivery of inventories to customers are included in cost of products sold on the statement of operations. Inventories are comprised of:

	Reorganized Company	Predecessor Company
	December 31, 2002	December 31, 2001
Raw materials and manufacturing supplies	$22,796	$22,171
Finished products	79,353	83,402

	$102,149	$105,573

  Property, Plant and Equipment

        Property, plant and equipment expenditures, including furnace rebuilds which extend useful lives and expenditures for glass forming machine molds, are capitalized and recorded at cost. For financial statement purposes, these assets are depreciated using the straight-line method over the estimated useful lives of the assets, except for molds which are depreciated on a unit of production method based on units of glass produced, supplemented by a net realizable formula to cover technical obsolescence. Generally, annual depreciation lives are 40 years for buildings and range from 5 to 12 years for machinery and equipment. Furnace and machine rebuilds, which are recurring in nature and which extend the lives of the related assets, are capitalized and depreciated over the period of extension, generally 4 to 5 years, based on the type and extent of these rebuilds. Depreciation of leased property recorded as capital assets is computed on a straight-line basis over the estimated useful lives of the assets or the life of the lease, if shorter. Maintenance and repairs are charged directly to expense as incurred. Construction in progress, included in machinery and equipment, at December 31, 2002 and 2001, was approximately $12,750 and $26,300, respectively. Interest costs on construction projects are not capitalized due to the short duration and recurring nature of the projects.

        We have historically scheduled temporary shutdowns of our plants for furnace rebuilds and machine repairs in the fourth and first quarters of the year to coincide with scheduled holiday and vacation time under our labor union contracts. Costs related to the shutdown activities are expensed as incurred.

  Goodwill

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets ("SFAS 142"), that addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. For the financial statements of the Predecessor Company, it was determined that the fair value of the Company was greater than the carrying amount of the net assets and no goodwill impairment resulted from the adoption SFAS 142.

        The following table reconciles the Company's net loss in the years ended December 31, 2001 and 2000, adjusted to exclude goodwill amortization, to amounts previously reported:

	Years Ended December 31,
	2001	2000
Net loss, as reported	$(51,068)	$(32,266)
Goodwill amortization	2,976	2,976

Net loss, as adjusted	$(48,092)	$(29,290)

Basic and diluted net income (loss) per share applicable to common stock, as reported	$(12.40)	$(8.82)

Basic and diluted net income (loss) per share applicable to common stock, as adjusted.	$(11.83)	$(8.25)

        Goodwill represented the excess of the 1997 purchase price over the estimated fair value of net assets then acquired and was amortized on a straight-line basis over a twenty-year period. Amortization expense was $2,976 in each of the two years ended December 31, 2001 and 2000.

  Intangible assets

        Intangible assets at August 31, 2002 have been valued at fair market value by independent appraisers. These assets are attributable to long-term customer relationships and are being amortized on a straight-line basis over a period of ten years, which represents the estimated economic useful lives of these relationships. Amortization expense was $264 in the four months ended December 31, 2002. The Company estimates annual amortization expense of $790 in each of the next five years.

  Impairment of Long-Lived Assets

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), that addresses financial reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121—Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121") and the reporting provisions of Accounting Principles Board Opinion No. 30—Reporting the Results of Operations, for the disposal of a segment of a business. SFAS 121 established the recognition and measurement standards related to the impairment of long-lived assets. The Company evaluates the recoverability of its long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. The Company concluded that no impairment exists as of December 31, 2002. SFAS 121 did not have a material effect on the Company's results of operations or financial position for the two years ended December 31, 2001. Assets previously held for sale have been reclassified as operating property, plant and equipment because they had been held for sale for greater than one year. The net book values of these assets (approximately $6,650) are equivalent to their estimated salvage values; therefore, no future depreciation expense will be recorded.

  Strategic Alliances with Customers

        The Company had entered into long-term agreements with several customers. Payments made to these customers are being amortized as a component of net sales on the statement of operations over the term of the related supply contract, which range between 3 and 5 years. The Company reviews the recoverability of unamortized balances throughout the term of the contract through its monitoring of contract provisions. The remaining unamortized balances of these agreements are not material and have been reclassified into other assets.

  Income Taxes

        The Company applied Statement of Financial Accounting Standards No. 109—Accounting for Income Taxes ("SFAS 109") which establishes financial accounting and reporting standards for the effects of income taxes which result from a company's activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income and the Company's tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

  Accounts Payable

        Accounts payable includes checks issued and outstanding of approximately $13,683 and $13,000, respectively, at December 31, 2002 and 2001.

  Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107—Disclosures about Fair Value of Financial Instruments requires disclosure of the estimated fair values of certain financial instruments. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Long-term debt is estimated to have a fair value equal to its carrying value at December 31, 2002. Long-term debt was estimated to have a fair value of approximately $163,000 at December 31, 2001 based on the then available market information. The carrying amount of other financial instruments, except for the natural gas futures discussed in Note 6, approximate their estimated fair values.

        The fair value information presented herein is based on information available to management as of December 31, 2002. Although management is not aware of any factors that would significantly affect the estimated value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

  Income (Loss) per Share

        Basic and diluted net income (loss) per common share was computed by dividing income (loss) applicable to common stock by the weighted-average number of common shares and contingently issuable shares outstanding during the period. Warrants outstanding were contingently issuable shares as the stock underlying the warrants were issuable for no additional consideration and the conditions necessary for share exercise had been met. As applicable, there was no effect given for the assumed conversion of 6,468,555 shares of preferred stock for the two years ended December 31, 2001 and 2000, as the conversion would have been anti-dilutive.

        The computation of basic and diluted net income (loss) per share is as follows (dollars in thousands, except per share data):

	Four Months Ended December 31, 2002	Eight Months Ended August 31, 2002	Years Ended December 31,
			2001	2000
Basic net income (loss) per share:
Income (loss) applicable to common stock	$(3,691)	$59,723	$(65,125)	$(46,323)
Divided by the sum of:
Weighted average shares outstanding	9,000,000	3,357,825	2,772,212	2,158,431
Weighted average warrants outstanding	—	1,893,531	2,479,144	3,092,925

	9,000,000	5,251,356	5,251,356	5,251,356

Basic net income (loss) per share applicable to common stock	$(0.41)	$11.37	$(12.40)	$(8.82)

Diluted net income (loss) per share:
Income (loss) applicable to common stock	$(3,691)	$59,723	$(65,125)	$(46,323)
Effect of dilutive securities—Dividends on Series A and B preferred stock	—	4,100	—	—

	(3,691)	63,823	(65,125)	(46,323)

Divided by the sum of:
Weighted average shares outstanding	9,000,000	3,357,825	2,772,212	2,158,431
Weighted average warrants outstanding	—	1,893,531	2,479,144	3,092,925
Dilutive potential common shares—Series A and B preferred stock	—	28,554,295	—	—

	9,000,000	33,805,651	5,251,356	5,251,356

Diluted net income (loss) per share applicable to common stock	$(0.41)	$1.89	$(12.40)	$(8.82)

  Stock Option Plan—Consumers Plan

        Salaried employees of the Company participated in the Director and Employee Incentive Stock Option Plan, 1996 of Consumers Packaging Inc. ("Consumers"), Anchor's former indirect parent. Consumers requested the Toronto Stock Exchange (the "TSE") to suspend trading of Consumers common stock and effective December 31, 2001, the TSE issued a trading halt. The closing price at the time of the trading halt was Cdn.$0.015 per share.

        These options, which have been cancelled, generally had a life of 10 years and vested ratably over three years. The Company elected to follow Accounting Principles Board Opinion No. 25—Accounting for Stock Issued to Employees ("APB 25"). Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the stock on the date of the grant, no compensation expense is recorded. The Company adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123—Accounting for Stock-Based Compensation ("SFAS 123").

        The Company applied APB 25 in accounting for these stock options and accordingly, no compensation cost had been reported in the financial statements for the eight months ended August 31, 2002 and the two years ended December 31, 2001. In accordance with SFAS 123, the fair value of option grants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for pro forma footnote purposes: (i) risk-free interest rate ranging from 5.50% to 5.99%, (ii) expected option life of 4 years, (iii) expected volatility of 41.51% and (iv) no expected dividend yield.

        Had the Company determined compensation cost based on the fair value at the grant date for these options under SFAS 123, the Company's net income (loss) would have increased to the pro forma amounts indicated below:

	Eight Months Ended August 31, 2002	Years Ended December 31,
		2001	2000
Net income (loss)
As reported	$63,823	$(51,068)	$(32,266)
Pro forma	63,767	(51,575)	(33,131)
Income (loss) applicable to common stock
As reported	$59,723	$(65,125)	$(46,323)
Pro forma	59,667	(65,632)	(47,188)
Basic net income (loss) per share applicable to common stock
As reported	$11.37	$(12.40)	$(8.82)
Pro forma	11.36	(12.50)	(8.99)
Diluted net income (loss) per share applicable to common stock
As reported	$1.89	$(12.40)	$(8.82)
Pro forma	1.89	(12.50)	(8.99)

  New Accounting Standards

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143—Accounting for Asset Retirement Obligation ("SFAS 143"), that addresses the accounting for the recognition of liabilities associated with the retirement of long-lived assets. The Company has adopted the requirements of SFAS 143 concurrent with fresh start reporting (see Note 3) and has determined that the impact of adopting SFAS 143 was not material.

        In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145—Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") regarding the accounting for gains and losses from the extinguishment of debt and to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for transactions occurring after May 15, 2002. The Company has adopted the requirements of SFAS 145 concurrent with fresh start reporting (see Note 3). As a result, $1,285 was reclassified from extraordinary item to interest expense for the year ended December 31, 2000.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146—Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring". The Company has adopted the requirements of SFAS 146 concurrent with fresh start reporting and has determined that the impact of adopting SFAS 146 was not material.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of Statement No. 123 ("SFAS 148"). SFAS 148 amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statement about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has currently adopted the disclosure requirements of SFAS 148.

  Reclassifications

        Certain reclassifications, not considered material individually or in the aggregate, were made to the balance sheet as of December 31, 2001. These reclassifications had no effect on amounts reported in the statements of operations, stockholders' equity or cash flows for the year ended December 31, 2001. These items include reclassifying (i) pallet assets from other assets to property, plant and equipment, (ii) strategic alliances with customers to other assets and (iii) lock box cash receipts from cash to borrowings under revolving credit facility.

NOTE 2—Plan of Reorganization and Liquidity

        On August 30, 2002, Anchor consummated a significant restructuring of its existing debt and equity securities through a Chapter 11 reorganization (the "Reorganization") and a voluntary bankruptcy petition had been filed on April 15, 2002 (the "Petition Date"). As part of this restructuring, AGC Holding acquired 75,000 shares of newly authorized Series C Participating Preferred Stock for $75,000

and 9,000,000 shares of newly authorized common stock for $5,000 (see Note 7). Ableco Finance LLC, an affiliate of Cerberus, provided Anchor with a new $20,000 term loan (see Note 5). In connection with the Reorganization, Anchor entered into a new $100,000 credit facility (the "Revolving Credit Facility") (see Note 4).

        Under the terms of the Plan, the holders of Anchor's 11.25% First Mortgage Notes due 2005, aggregate principal amount of $150,000 (the "First Mortgage Notes"), retained their outstanding $150,000 of First Mortgage Notes and received a consent fee of $5,625 for the waiver of the change-in-control provisions, the elimination of the pre-payment provisions and other non-financial changes to the terms of the First Mortgage Notes (including the release of Consumers U.S., Inc. ("Consumers U.S.") as a guarantor). Consumers U.S. was the former parent company of Anchor. The holders of Anchor's 9.875% Senior Notes due 2008, aggregate principal amount of $50,000 (the "Senior Notes"), were repaid in cash at 100% of their principal amount. Holders of Anchor's mandatorily redeemable 10% cumulative convertible preferred stock ("Series A Preferred Stock") (having an accrued liquidation value of approximately $83,600) are entitled to receive a cash distribution of $22,500 in exchange for their shares and the Series A Preferred Stock was cancelled. Of this amount, $17,409 has been paid through December 31, 2002 and the remaining liability is included in accrued expenses on the balance sheet. Anchor's redeemable 8% cumulative convertible preferred stock (the "Series B Preferred Stock") (having an accrued liquidation value of approximately $105,700) and common stock and warrants were cancelled and the holders received no distribution under the Plan.

        In connection with the Reorganization, Anchor settled a shareholder derivative action that had been pending in Delaware Chancery Court. The litigation was settled for total consideration to the Company of approximately $9,000, of which approximately $6,300 was in cash, with the balance of the consideration to Anchor being an assignment to Anchor by Consumers U.S. of the funds it would otherwise have been entitled to receive under the Plan. The settlement also included the exchange of mutual releases by the parties and payment by Anchor of certain legal fees. The settlement of the shareholder derivative action was approved by the Delaware Chancery Court and was recorded in August 2002 as a component of restructuring, net, in the accompanying financial statements of Anchor. Implementation of the settlement was completed in the fourth quarter of 2002 with Anchor receiving approximately $6,300 in cash.

        Anchor also entered into an agreement with the Pension Benefit Guaranty Corporation ("PBGC"). At the Effective Date, Anchor paid $20,750 to the PBGC and entered into a ten-year payment obligation (see Note 10).

        All of Anchor's other unaffiliated creditors, including trade creditors, were unimpaired and have been or will be paid in the ordinary course.

        In connection with the Reorganization, Anchor did not make the interest payment on its Senior Notes due March 15, 2002 or a timely interest payment on its First Mortgage Notes due April 1, 2002. In July 2002, Anchor paid the interest payment on its First Mortgage Notes that was due April 1, 2002 and has paid subsequent interest payments when due. Because of the Chapter 11 proceedings, there was no accrual of interest on the unsecured Senior Notes after the Petition Date. If accrued through the Effective Date, interest expense would have increased by $1,852 during the eight months ended August 31, 2002. In addition, effective as of the Petition Date, Anchor ceased accruing dividends on the Series A and Series B preferred stock. The filing of the voluntary petition and the nonpayment of interest was a default under the indentures governing the First Mortgage Notes and the Senior Notes (the "Indentures") and certain equipment related leases, for which leases the Company received waivers.

        During the course of the bankruptcy proceeding, including the events leading up to the preparation and execution of the prearranged plan, the Company incurred several costs that directly resulted from the Company's restructuring through the Plan. Reorganization items were items that met the definition of reorganization items per the provisions of American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), which included costs and gains that were incurred after the Chapter 11 filing and were a direct result of the bankruptcy proceeding and gains and losses resulting from the application of fresh-start reporting. Restructuring items included costs and gains that directly related to the restructuring of the Company through the Plan and were either incurred prior to the filing of Chapter 11 or were not incurred as a direct result of the bankruptcy itself. The costs and gains are summarized as follows (dollars in thousands):

Reorganization items, net:
Fresh start adjustments to reflect the impact of fresh-start reporting in accordance with the provisions of SOP 90-7, which included increasing property, plant and equipment ($86,860), recognizing identifiable intangible assets for customer relationships ($7,900) and writing off goodwill ($44,852).	$(49,908)

DIP facility fees charged by the bank to execute the Company's debtor-in-possession financing arrangement during the course of the bankruptcy proceeding.	$2,450
Attorneys' fees incurred for legal services performed, claims processor fees and printing fees incurred for the bankruptcy proceeding.	1,687
Write-off of the unamortized balance of deferred financing costs related to Senior Notes. The Senior Notes were repaid with proceeds obtained when the Plan became effective.	1,276
Write-off of interest accrued on the Senior Notes prior to the filing of Chapter 11. Interest ceased to accrue under the bankruptcy proceedings and accrued interest was forgiven when the plan became effective.	(2,894)

$2,519

$(47,389)

Restructuring, net:
Consulting fees and attorneys' fees incurred with respect to the preparation of the Plan. These costs were not considered reorganization expenses because certain costs were incurred prior to the filing for bankruptcy and such costs were not directly related to the bankruptcy proceeding.	$10,068

Direct costs of the restructuring, which include an accrual for claims under the Plan ($2,400), the cost of employee restructuring bonuses paid upon the successful implementation of the Plan ($2,110), purchase of certain director/officer liability and environmental liability insurance policies mandated by the Plan ($1,550), the write-off of deferred financing fees of the revolving credit facility upon entering into the DIP facility ($1,165) and severance charges ($728 for 12 employees). At December 31, 2002, remaining liabilities were $2,398 for the accrual for claims and $460 for severance charges.	7,953
Consent fee paid to the holders of the First Mortgage Notes under the terms of the Plan, which was negotiated prior to the Chapter 11 filing and was directly stipulated by the Plan.	5,625
Write-down of a customer notes receivable of $10,000, due to a negotiated early collection of the balance. The notes were originally entered into in 1999 in satisfaction of accounts receivable and a strategic alliance commitment and were scheduled to mature in 2004. Cerberus, through certain Cerberus-affiliated funds and managed accounts invested $80.0 million of new equity capital into the Company, directed the settlement of the notes, as part of the restructuring, in order to fund other costs incurred with respect to the restructuring.	4,473
Other fees, which include a consent fee of $2,500 paid for settlement of change-in-control issues related to the Plan and reimbursement of professional fees of $1,400 incurred by Cerberus.	3,900
Gain on cash settlement of a shareholders' derivative action offset by legal fees related to the settlement.	251
Modifications to the Company's post-retirement benefits program, implemented as part of the Reorganization, resulting in a reduction of long-term post retirement liabilities.	(24,432)
Adjustment of previously recorded pension liabilities to reflect amounts agreed upon under the PBGC Agreement.	(8,233)

$(395)

        Restructuring and reorganization payments included as financing activities in the statements of cash flows were comprised of attorneys' and professional fees, financial institution fees incurred in obtaining DIP financing and consent fees paid to First Mortgage Note holders. All other restructuring and reorganization payments were classified as operating activities.

NOTE 3—Fresh Start Reporting

        Upon the Effective Date, Anchor adopted fresh start reporting pursuant to SOP 90-7. The adoption of fresh start reporting results in Anchor revaluing its balance sheet to fair value based on the reorganization value of the Company. The reorganization value of an entity approximates the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets immediately after restructuring. The reorganization value was determined by the negotiated total enterprise value for Anchor reflected in the Plan and the Reorganization, which was the product of a six month solicitation of proposals conducted by the prior Board of Directors and a nationally recognized investment banking firm. The reorganization value of the entity was allocated to assets based on the relative fair values of the assets. Liabilities at plan consummation date are stated at the present value of amounts to be paid. The fair values of substantially all of the property, plant and equipment, identifiable intangible assets and outstanding debt and equity securities of the Company were determined by independent appraisers.

        The Reorganization and adoption of fresh start reporting resulted in the following adjustments to the condensed balance sheet of Anchor as of August 31, 2002:

	Predecessor Company at August 31, 2002	Reorganization Adjustments		Fresh Start Adjustments		Reorganized Company at August 31, 2002
Current assets	$118,438	$34,810	(a),(b),(c)	$—		$153,248
Property, plant and equipment	285,630	—		86,860	(e)	372,490
Other asset	11,189	1,408	(a),(c)	—		12,597
Goodwill and intangible assets	44,852	—		(36,952	)(e)	7,900

	$460,109	$36,218		$49,908		$546,235

Current liabilities	$155,656	$8,718	(b),(c)	$93		$164,467
Long-term debt	266,886	(30,000	)(a),(b)	—		236,886
Long-term post-retirement liabilities	39,910	—		—		39,910
Other long-term liabilities.	24,972	—		—		24,972

	487,424	(21,282)		93	(d)	466,235
Redeemable preferred stock	83,659	(22,500	)(b)	(61,159	)(d)	—
Stockholders' equity (deficit)	(110,974)	80,000	(a),(b)	110,974	(d)	80,000

	$460,109	$36,218		$49,908		$546,235

(a)
Reflects the proceeds from the issuance of 75,000 shares of Series C Preferred Stock ($75,000), 9,000,000 shares of Common Stock ($5,000), proceeds from the issuance of the Term Loan ($20,000) and payment of financing fees.

(b)
Reflects the distributions under the Plan to repay the Senior Notes ($50,000) and the accrual of the final distribution to the holders of the Series A preferred stock ($22,500).

(c)
Reflects the payoff of the DIP Facility, the proceeds under the Revolving Credit Facility and the payment of financing fees. (See Note 3.)

(d)
Reflects the cancellation of the remaining value of the Series A preferred stock ($61,159), the cancellation of the Series B preferred stock ($105,731), the cancellation of the common stock ($20,890) and warrants ($9,446) and other accumulated deficit items ($247,041) of the Predecessor Company.

(e)
Reflects the write-off of goodwill ($44,852) and the revaluation of Company's property, plant and equipment ($86,860) and identifiable intangible assets ($7,900) based upon an independent appraisal.

NOTE 4—Revolving Credit Facility

        On August 30, 2002, Anchor entered into a loan and security agreement with various financial institutions as lenders, Congress Financial Corporation (Central), as administrative agent and collateral agent for the lenders, and Bank of America, N.A., as documentation agent, to provide the Revolving Credit Facility. The Revolving Credit Facility permits drawings of up to $100,000 in the aggregate and includes a $15,000 subfacility for letters of credit. The Revolving Credit Facility matures on August 30, 2006.

        Availability under the Revolving Credit Facility is restricted to the lesser of (i) $100,000 and (ii) the borrowing base amount. The borrowing base amount is defined as the amount equal to (A) the lesser of (i) the amount equal to (a) eighty-five (85%) percent of the net amount of eligible accounts plus (b) the lesser of (1) $60,000 or (2) sixty (60%) percent multiplied by the value of the eligible inventory or (ii) $100,000; minus (B) reserves in such amounts as the agent may from time to time establish. Advances under the Revolving Credit Facility may be made as prime rate loans or eurodollar rate loans at the Company's election. Interest rates payable upon such advances are based upon the prime rate or eurodollar rate depending on the type of loan, plus an applicable margin. The applicable margin for all loans for the first six months following August 30, 2002 is 0.50% for prime rate loans, 2.25% for eurodollar rate loans and 2.00% for letters of credit. Thereafter, these rates can increase up to 1.00% for prime rate loans, 2.75% for eurodollar rate loans and 2.50% for letters of credit if availability is less than $20,000. The loan and security agreement contains certain fees, including closing fees, servicing fees, unused line fees and early termination fees.

        Loans made pursuant to the Revolving Credit Facility are secured by a first priority security interest in, a lien upon, and a right of set off against all of the Company's inventories, receivables, general intangibles and proceeds therefrom. All cash collections are accounted for as reductions of advances outstanding under the Revolving Credit Facility.

        The Revolving Credit Facility contains customary negative covenants and restrictions for transactions, including, without limitation, restrictions on indebtedness, liens, investments, fundamental business changes, asset dispositions outside of the ordinary course of business, subsidiary stock dispositions, restricted junior payments, transactions with affiliates and changes relating to indebtedness. In addition, the Revolving Credit Facility requires that the Company meet a quarterly fixed charge coverage test unless minimum availability declines below $10,000, in which case the Company must meet a monthly fixed charge coverage test. The Revolving Credit Facility contains customary events of default, including, without limitation, non-payment of principal, interest or fees, violation of certain covenants, inaccuracy of representations and warranties in any material respect, and cross defaults with certain other indebtedness and agreements, including, without limitation, the First Mortgage Note indenture and the PBGC settlement agreement.

        At December 31, 2002, advances outstanding under the Revolving Credit Facility were $47,413, borrowing availability was $28,129 and outstanding letters of credit on this facility were $1,000. At December 31, 2002, the weighted average interest rate on borrowings outstanding was 4.09%. During the four months ended December 31, 2002, average advances outstanding were approximately $53,486, the average interest rate was 5.04% and the highest month-end advance was $56,939. At August 31, 2002, the weighted average interest rate on borrowings outstanding was 3.78%. During the eight months ended August 31, 2002, average advances outstanding were approximately $57,554, the average interest rate was 6.01% and the highest month-end advance was $62,108.

        In connection with the Plan, Anchor entered into an agreement with Bank of America, N.A., Congress Financial Corporation and Ableco Finance LLC, who together provided a $100,00 debtor-in-possession secured financing facility under a new loan agreement (the "DIP Facility"), with Bank of America, N.A., as agent. The DIP Facility consisted of an $80,000 revolving credit facility, including a letter of credit sub-facility, and a $20,000 term loan facility. Advances under the DIP facility bore interest at an average rate of 7.0%. Borrowings under the DIP Facility were repaid with proceeds from the Revolving Credit Facility and the DIP Facility was cancelled.

        The letters of credit outstanding under the DIP Facility are currently in the process of being transitioned to the Revolving Credit Facility. As a result, outstanding letters of credit under the DIP Facility, which were approximately $3,998 at December 31, 2002, are collateralized by a cash deposit, recorded as restricted cash on the balance sheet. The transition of the letters of credit to the Revolving Credit Facility and the return of the cash deposit are expected to occur in the first quarter of 2003.

        In conjunction with the 1997 acquisition of Anchor, the Company entered into a credit agreement providing for a $110,000 revolving credit facility (the "Original Credit Facility"). In October 2000, the Company replaced the Original Credit Facility with a credit facility under a Loan and Security Agreement dated as of October 16, 2000, with Bank of America, National Association, as agent (the "Loan and Security Agreement"), to provide a $100,000 senior secured revolving credit facility (the "Replacement Credit Facility"). Borrowings under the Replacement Credit Facility were repaid with proceeds of the DIP Facility and the Loan and Security Agreement and the Replacement Credit Facility were cancelled.

        The Company's obligations under the Loan and Security Agreement were secured by a first priority lien on all of the Company's inventories and accounts receivable and related collateral and a second priority pledge of all of the issued and issuable Series B Preferred Stock of the Company and 902,615 shares of the Company's Common Stock. In addition, the Company's obligations under the Loan and Security Agreement were guaranteed by Consumers U.S., the holder of the outstanding Series B Preferred Stock of the Company and 902,615 shares of the Company's Common Stock.

        At December 31, 2001, advances outstanding under the Replacement Credit Facility were $50,981 and the borrowing availability was $20,669. The total outstanding letters of credit on this facility were $6,720. At December 31, 2001, the weighted average interest rate on borrowings outstanding was 4.75%. During 2001, average advances outstanding were approximately $62,323, the average interest rate was 7.16% and the highest month-end advance was $77,341.

        The Company capitalizes financing fees related to obtaining its debt commitments and amortizes these costs over the term of the related debt. As aresult of the refinancing of the Original Credit Facility, deferred financing fees of $1,285 were written off in the fourth quarter of 2000.

NOTE 5—Long-Term Debt

        Long-term debt consists of the following:

	Reorganized Company	Predecessor Company
	December 31, 2002	December 31, 2001
$150,000 First Mortgage Notes, interest at 11 1/4% due 2005	$150,000	$150,000
$20,000 Term Loan, interest at 14% due 2005	20,000	—
$50,000 Senior Notes, interest at 9 7/8% due 2008	—	50,000
Capital lease obligations	16,359	8,454

	186,359	208,454
PBGC obligation	65,029	—

	251,388	208,454
Less:
Long-term debt classified as current	—	(206,091)
Current maturities	(8,315)	(822)

	$243,073	$1,541

        On December 26, 2002, Anchor entered in a master lease agreement with a major lessor. The master lease agreement is structured as a capital lease. Equipment leases pursuant to the master lease will be secured by a first priority lien on such assets. Under this agreement, in December 2002, the Company financed approximately $10,000 of equipment. The lease agreement has a term of five years and contains, among other things, a fixed charge coverage test.

        On August 30, 2002, Anchor entered into a term loan agreement with Ableco Finance LLC, as agent for the lenders, to provide for a senior secured term loan in the amount of $20,000 (the "Term Loan"). The full amount of the loan was drawn down on August 30, 2002, and bears interest at 14% per annum, payable monthly in arrears. The Term Loan matures on March 31, 2005. An anniversary fee equal to $200 will be payable on each anniversary date until maturity, beginning on August 30, 2003.

        The Term Loan is secured by a second priority security interest in, a lien upon, and a right of set off against the collateral that secures the Revolving Credit Facility. In addition, AGC Holding has pledged its ownership interests in Anchor to Ableco Finance LLC as additional security for the obligations created under the agreement.

        Anchor may prepay the Term Loan, in full or in part, on the following terms: (i) if paid within the first 18 months, upon payment of a fee equal to 1.5% of the amount of principal so prepaid and (ii) thereafter, without premium or penalty. In addition, Anchor must prepay all or a portion of the outstanding principal amount of the Term Loan, with the proceeds received, in the event that (i) the Revolving Credit Facility obligations becoming due and payable or the revolving commitments are terminated or the loan and security agreement is terminated, (ii) the receipt of cash outside of the ordinary course of business if more than $100, (iii) any disposition by Anchor not used to repay or redeem the First Mortgage Notes, or (iv) any indebtedness or sale or issuance of capital stock by Anchor.

        The Term Loan contains customary negative covenants and restrictions on transactions, including, without limitation, restrictions on indebtedness, liens, investments, fundamental business changes, asset dispositions outside of the ordinary course of business, subsidiary stock dispositions, restricted junior payments, transactions with affiliates and changes relating to indebtedness. In addition, the Term Loan requires that Anchor meet a fixed charge coverage test and maintain minimum EBITDA (earnings before interest, taxes, depreciation and amortization), for any four consecutive quarters, of $70,000. The Term Loan contains customary events of default, including, without limitation, non-payment of principal, interest or fees, violation of certain covenants, inaccuracy of representations and warranties in any material respect and cross defaults under certain other indebtedness and agreements.

        Effective April 17, 1997, the Company completed an offering of the First Mortgage Notes, issued under an indenture dated as of April 17, 1997, among the Company, Consumers U.S. and The Bank of New York, as Trustee. The First Mortgage Notes are senior secured obligations of the Company, ranking senior in right of payment to all existing and future subordinate indebtedness of the Company and equal with all existing and future senior indebtedness of the Company.

        Effective August 30, 2002, Anchor entered into a supplemental indenture with the holders of the First Mortgage Notes to provide for the waiver of the change-in-control provisions, the elimination of pre-payment provisions and other non-financial changes to the terms of the First Mortgage Notes. Additionally, Consumers U.S. was released as a guarantor of the First Mortgage Notes.

        The Company entered into a Registration Rights Agreement on April 17, 1997. Following the issuance of the First Mortgage Notes, the Company filed with the Securities and Exchange Commission an exchange offer registration statement, declared effective on February 12, 1998, with respect to an issue of 11 1/4% First Mortgage Notes, due 2005, identical in all material respects to the First Mortgage Notes, except that the new First Mortgage Notes would not bear legends restricting the transfer thereof. In March 1998, the Company completed an offer to the holders of the First Mortgage Notes to exchange their First Mortgage Notes for a like principal amount of new First Mortgage Notes.

        Interest on the First Mortgage Notes accrues at 11 1/4% per annum and is payable semiannually on each April 1 and October 1 to registered holders of the First Mortgage Notes at the close of business on the March 15 and September 15 immediately preceding the applicable interest payment date.

        The First Mortgage Notes are redeemable, in whole or in part, at the Company's option on or after April 1, 2001, at par. The indenture provides that upon the occurrence of a change in control, the Company will be required to offer to repurchase all of the First Mortgage Notes at a purchase price in cash equal to 101% of the principal amount plus interest accrued to the date of purchase.

        All of the obligations of the Company under the First Mortgage Notes and the indenture are secured by a first priority perfected security interest in substantially all of the existing and future real property, personal property and other assets of the Company other than inventories and receivables.

        Effective March 16, 1998, the Company completed an offering of the Senior Notes issued under an indenture dated as of March 16, 1998, among the Company, Consumers U.S. and The Bank of New York, as Trustee. The Senior Notes were unsecured obligations of the Company ranking equal in right of payment with all existing and future senior indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. Under the terms of the Plan, the holders of the Senior Notes were repaid in cash at 100% of their principal amount.

        The indenture governing the First Mortgage Notes, subject to certain exceptions, restricts the Company from taking various actions, including, but not limited to, subject to specified exceptions, the incurrence of additional indebtedness, the granting of additional liens, the payment of dividends and other restricted payments, mergers, acquisitions and transactions with affiliates.

        All of the Company's debt agreements contain cross-default provisions.

        Other long-term debt includes capital leases, which have imputed interest rates ranging from 6.0% to 9.0%. Imputed interest on capital leases as of December 31, 2002 and 2001 was $4,854 and $2,596, respectively. Property, plant and equipment under capital lease obligations approximated $20,300 at December 31, 2002.

        The Company capitalizes financing fees related to obtaining its debt commitments and amortizes these costs over the term of the related debt.

        As a result of the matters discussed below, the Company classified its long-term debt as current liabilities in the balance sheet at December 31, 2001.

        On May 23, 2001, Consumers filed for protection under the Canadian Companies' Creditors Arrangement Act ("CCAA"). On August 3, 2001, Consumers and Owens-Brockway Glass Container Inc. (together with its affiliates "O-I") announced an agreement whereby O-I would acquire Consumers' Canadian glass producing assets as well as the stock of Consumers U.S. Management of Anchor believed that the Reorganization or the acquisition of the stock of Consumers U.S. by O-I would have triggered a "change in control" as defined in the Indentures. Upon a "change in control" as defined in the Indentures, Anchor would have been required to make an offer to repurchase all of the First Mortgage Notes and the Senior Notes at 101% of the outstanding principal amount plus accrued and unpaid interest. Anchor did not have the cash or liquidity available to make this repurchase offer. The failure to make the offer would have resulted in an event of default under the Indentures that would have given the noteholders the right to accelerate the debt and would also have been a default under Anchor's credit facility at the time and would have been an event of default under various equipment leases.

NOTE 6—Accounting For Derivative Instruments And Hedging Activities

        The Company hedges certain of its estimated natural gas purchases, typically over a maximum of six to twelve months, through the purchase of natural gas futures and options. At August 31, 2002, the Company acquired futures to hedge gas purchases from September 2002 through December 2002 that qualify for cash flow hedge treatment under SFAS 133. During the four months ended December 31, 2002, income of $617 was recognized in cost of products sold related to gas futures. During the eight months ended August 31, 2002, a loss of $2,159 was recognized in cost of products sold related to gas futures. There were no outstanding futures as of December 31, 2002.

        In the four months ended December 31, 2002 and the eight months ended August 31, 2002, the Company entered into put and call options for purchases of natural gas. The fair value of these options at December 31, 2002 was $680 and is recorded in other current assets. These options do not qualify as an effective cash flow hedge for natural gas purchases. As a result of these contracts, the Company recognized derivative income of $71 and $562, respectively, in the four months ended December 31, 2002 and the eight months ended August 31, 2002.

        The Company had no gas futures or options outstanding at January 1, 2001. During the year ended December 31, 2001, a loss of $3,950 was recognized in cost of products sold related to futures. Futures outstanding at December 31, 2001 were acquired to hedge gas purchases from January 2002 through March 2002. The Company recorded the fair market value of the outstanding futures, approximately $531, in accrued expenses and accumulated comprehensive income on the balance sheet as of December 31, 2001.

        In the year ended December 31, 2001, the Company entered into put and call options for purchases of natural gas. The fair value of these options at December 31, 2001 was $536 and is recorded in accrued expenses. These options do not qualify as an effective cash flow hedge for natural gas purchases. As aresult of these contracts, the Company recognized a derivative loss of $334 in the year ended December 31, 2001.

        In August 2001, Anchor entered into an interest rate cap instrument with Bank of America, National Association. The fair value of this interest rate cap, approximately $72, was recorded in other assets on the accompanying balance sheet at December 31, 2001. During the eight months ended August 31, 2002 and the year ended December 31, 2001, losses of $72 and $253, respectively, were recognized in other income, net related to this instrument.

NOTE 7—Capital Stock

        At August 31, 2002, the authorized capital stock of Anchor consists of 21,000,000 shares of common stock, par value $0.10 per share, of which 9,000,000 shares are issued and outstanding, and 100,000 shares of preferred stock, par value $0.01 per share. Of the amount of authorized preferred stock, 75,000 shares of preferred stock are designated Series C Participating Preferred Stock, of which 75,000 shares are issued and outstanding.

  Preferred Stock

        The Anchor Board of Directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. The certificate of incorporation authorizes the Board of Directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

        The holders of the Series C Participating Preferred Stock are entitled to vote as a single class on all actions to be taken by Anchor stockholders, together with all other classes and series of Anchor's stock. The holders of the Series C Participating Preferred Stock will have full voting rights and powers equal to the voting rights and powers of the holders of Anchor's common stock. The votes of the holders of Series C Participating Preferred Stock, in the aggregate, will constitute 15% of the total aggregate votes entitled to vote on any such action.

        The Series C Participating Preferred Stock is entitled to receive dividends, at a rate per annum equal to 12%, prior to and in preference to any declaration or payment of any dividend on any junior securities. Dividends are payable quarterly in cash, if and when declared by the Board of Directors and, to the extent not paid currently with respect to any quarterly period, will accrue and compound quarterly. Unpaid dividends of $3,022 ($40.29 per share) as of December 31, 2002 were accrued and included in other long-term liabilities in the accompanying balance sheet. In addition, the Series C Participating Preferred Stock is entitled to receive dividends and distributions equal to 15% of the amount of dividends paid on the outstanding shares of common stock.

        The Series C Participating Preferred Stock is subject to redemption at the Company's option at any time in whole but not in part at a redemption price equal to the sum of (i) $1,000 per share plus all accrued and unpaid dividends on such share computed to the date of redemption and (ii) 15% of the fair market value of all of the outstanding shares of common stock divided by the number of outstanding shares of Series C Participating Preferred Stock. The portion of the redemption price specified in clause (ii) of the preceding sentence will, at the option of the Company, be payable either in cash or in shares of common stock. Additionally, the portion of the redemption price specified in clause (ii) qualifies as an embedded derivative, the fair value of which is $750 as reflected in stockholders' equity in the accompanying balance sheet.

        In the event of Anchor's liquidation, dissolution or winding up (or certain other circumstances which shall be deemed a liquidation), the holders of the Series C Participating Preferred Stock will be entitled to receive, prior to and in preference to the holders of the common stock, an amount equal to $1,000 per share plus all accrued and unpaid dividends on such share computed to the date of redemption. If upon the liquidation event the available assets are insufficient to permit the payment of those amounts, then the entire assets and funds will be distributed to the holders of the Series C Participating Preferred Stock. After the liquidation preference has been paid to the holders of the Series C Participating Preferred Stock, remaining assets will be distributed 85% to holders of the common stock and 15% to the holders of the Series C Participating Preferred Stock.

  Capital Stock of the Predecessor Company

        Prior to the Reorganization, the Company had designated 2,239,320 shares as Series A Preferred Stock and 5,000,000 shares as Series B Preferred Stock. The holders of Series A Preferred Stock were entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends, payable quarterly in cash, at an annual rate of 10%. Unpaid dividends of $26,043 ($11.63 per share) as of December 31, 2001 were accrued and included with the value of the related preferred stock on the balance sheet. The Company paid one quarterly dividend in 1999 of approximately $1,411. The Series A Preferred Stock had a liquidation and redemption value of $25.00 per share, plus accrued dividends. The Company would have been required to redeem all outstanding shares of the Series A Preferred Stock on January 31, 2009 and, on or after February 5, 2000, could have, at its option, redeemed outstanding shares of Series A Preferred Stock at a price of $25.00 per share, if the trading price of the common stock equaled or exceeded $6.00 per share. Shares of Series A Preferred Stock were convertible into shares of common stock, at the option of the holder, at a ratio determined by dividing the liquidation value of the Series A Preferred Stock of $25.00 by $6.00 and such ratio was subject to adjustment from time to time.

        The holders of Series B Preferred Stock were entitled to receive cumulative dividends, payable quarterly at an annual rate of 8%. Cumulative and unpaid dividends at December 31, 2001 were approximately $16,900 ($4.00 per share). During the period from February 5, 1997 through and including December 31, 1999, the dividend was payable in additional shares of Series B Preferred Stock. The Series B Preferred Stock had a liquidation and redemption value of $25.00 per share, plus accrued dividends. Shares of Series B Preferred Stock were not subject to mandatory redemption. On or after February 5, 2000, the Company could have, at its option, redeemed outstanding shares of Series B Preferred Stock at a price of $25.00 per share, if the trading price of the common stock equaled or exceeded $5.50 per share. Shares of Series B Preferred Stock were convertible into shares of common stock, at the option of the holder, at a ratio determined by dividing the liquidation value of the Series B Preferred Stock of $25.00 by $5.50 and such ratio was subject to adjustment from time to time.

        For the period from February 5, 1997 to February 5, 2000, the common stock of Anchor was divided into three classes, Class A and Class B, which were voting, and Class C, which was non-voting. On February 5, 2000, the three classes of common stock were consolidated into one single class of common stock with identical rights. At December 31, 2001, the Company had outstanding warrants exercisable for 1,893,531 shares of common stock. None of the warrants required any payment upon exercise. During 2001, certain Anchor warrant holders exercised 1,197,338 warrants and acquired 1,197,338 shares of common stock of Anchor. Until the Reorganization, Consumers U.S. owned approximately 59.5% of Anchor's equity on a fully diluted basis (approximately 26.9% of the outstanding common stock at December 31, 2001), giving effect to the exercise of all warrants and the conversion of Anchor's convertible preferred stock.

        On September 26, 2001, the former Board of Directors of Anchor adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, stock purchase rights ("Rights") would have been distributed as a dividend to all stockholders at the rate of one Right for each share of Anchor common stock held of record as of the close of business on September 26, 2001. Each Right had entitled the registered holder, upon the occurrence of certain events, to purchase from Anchor one one-thousandth of a share of Series C Junior Participating Preferred Stock, at a price of $0.01 per one one-thousandth of a share, subject to adjustment. The Rights were not exercisable until the distribution date, as defined. The Rights Plan terminated upon the Reorganization.

        On October 5, 2001, an action was filed by Consumers U.S., against Anchor and certain members of its former Board of Directors. The action alleged, among other things, that the Rights Plan adopted by the Anchor Board of Directors was unlawful. On October 11, 2001 O-I filed a similar action, which alleged, among other things, that the Rights Plan adopted by the former Anchor Board of Directors was unlawful. The actions were dismissed.

        Under the terms of the Plan, Series A Preferred Stock, the Series B Preferred Stock, common stock and warrants of Anchor outstanding at August 30, 2002 were cancelled.

NOTE 8—Equity Incentive Plan

        In October 2002, the Board of Directors of Anchor approved the equity incentive plan, designed to motivate and retain individuals who are responsible for the attainment of the Company's primary long-term performance goals and covers employees, directors or consultants. The plan provides for the grant of nonqualified stock options, incentive stock options and restricted stock for shares of Anchor common stock to participants of the plan selected by the board or a committee of the board (the "Administrator"). One million shares of common stock have been reserved under the plan. The terms and conditions of awards are determined by the Administrator for each grant, except that, unless otherwise determined by the Administrator, options vest and become exercisable as follows: 50% of an option grant vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary of the grant date and 1/3 on the third anniversary of the grant date; and the remaining 50% of the option grant vests in three tranches of equal amount if the Company attains certain performance targets established by the Board of Directors. There were no grants under this plan in 2002.

        Upon a "Liquidity Event," all unvested awards will become immediately exercisable and the Administrator may determine the treatment of all vested awards at the time of the Liquidity Event. A "Liquidity Event" is defined as an event in which (1) any person who is not an affiliate becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of Anchor's then outstanding securities, (2) the sale, transfer or other disposition of all or substantially all of Anchor's business and, whether by sale of assets, merger or otherwise to a person other than Cerberus, (3) if specified by our Board of Directors in an award at the time of grant, the consummation of an initial public offering of common equity securities or (4) dissolution and liquidation of the Company.

NOTE 9—Related Party Information

        On February 5, 1997, pursuant to an asset purchase agreement dated December 18, 1996, Consumers acquired substantially all of the assets, and assumed certain liabilities, of the former Anchor Glass Container Corporation.

        From 1997 until the latter part of 2001, the Company was part of a group of glass manufacturing companies with Consumers and GGC, L.L.C. ("GGC") each of which was controlled through G&G Investments, Inc. ("G&G").

        The Company had, in the past, engaged in a variety of transactions (including joint purchasing, engineering, utilization of the Company's mold and repair shops and management information systems) with Consumers and GGC. On October 1, 2001, Consumers completed the sale of its Canadian glass producing assets to a subsidiary of O-I. In February 2002, Mr. J. Ghaznavi, one of the Company's former directors, purchased GGC from Consumers. Following these events, Anchor separated activities related to these functions, with Consumers as of October 1, 2001, and with GGC as of February 2002, with Anchor and GGC entering into the agreement described below. GGC is currently a competitor of Anchor.

        In connection with a proposed settlement of litigation commenced by The National Bank of Canada against Anchor and certain other former affiliates, Anchor and GGC entered into a services agreement, as amended to delineate the transitional nature of the services to be provided by Anchor, whereby Anchor assists GGC in certain functions, including information systems, through 2004. GGC will pay a fee to Anchor of $500 for each year of the agreement, plus a percentage of GGC's cash flows, as determined in accordance with the services agreement, payable in three annual installments commencing on April 30, 2005. This agreement is subject to termination by Anchor or GGC, with notice, after June 30, 2002. Anchor has fully reserved the $439 of receivables under the agreement as of December 31, 2002.

        In 2000, the Company had entered into a Restated Intercompany Agreement (the "Intercompany Agreement") with G&G, Consumers, Consumers U.S., Consumers International Inc., GGC, Hillsboro Glass Company ("Hillsboro"), I.M.T.E.C. Enterprises, Inc., a machinery manufacturer majority-owned by G&G, and certain related companies, which established standards for certain intercompany transactions. With the events described above, transactions carried out under the Intercompany Agreement were significantly reduced in the latter part of 2001 and eliminated in 2002.

        Historically, pursuant to the Intercompany Agreement, the Company may have, from time to time, filled orders for customers of affiliated glass manufacturers and affiliated glass manufacturers may have, from time to time filled orders for customers of the Company. Through 2000, in such case where the customer was not a common customer, the manufacturing company paid a market commission, up to 5% of the invoiced amount, to the company that referred the customer. In the event of a transfer of a customer to the Company by an affiliated glass manufacturer or to an affiliated glass manufacturer by the Company, the transfer was treated as though the transferee had filled the orders for the transferred customer. The commission program was replaced with a cost sharing arrangement in 2001 that was subsequently discontinued as a result of the sale of Consumers' Canadian glass producing assets and the service agreement entered into with GGC.

        Historically, pursuant to the Intercompany Agreement, in connection with any bulk purchasing of raw materials, packaging materials, machinery, insurance, maintenance services, environmental services, design and implementation of certain software systems and other items and services used in this business, each of the affiliated glass manufacturers shared out-of-pocket costs of the purchasing activities without payment of commissions. Similarly, in connection with the provision of technical, engineering or mold design services, the company providing the services received reasonable per diem fees and costs for the employees provided. For services such as the provision of molds, the company providing the service received cost plus a reasonable market mark-up.

  G&G Investments, Inc.

        The Company was party to a management agreement with G&G, in which G&G was to provide specified managerial services for the Company. The Company notified G&G that the agreement was terminated as of the beginning of January 2001. In the fourth quarter of 2001, the Company reversed fees previously accrued of $1,875 to selling and administrative expenses in the statement of operations.

        For these services, G&G was entitled to receive an annual management fee of up to $3,000, subject to limitations, and reimbursement of its out-of-pocket costs. The Company recorded a management fee expense of $1,500, for this agreement for the year ended December 31, 2000. Out-of-pocket costs for the year ended December 31, 2000 were approximately $250. No costs were accrued in 2001.

        In September 1998, G&G entered into an agreement to purchase a controlling interest in a European glass manufacturer and advanced approximately $17,300 toward that end. This amount was funded by G&G through a loan from the Company of approximately $17,300 in September 1998 (the "G&G Loan"). The funds for the G&G Loan were obtained through a borrowing under the Original Credit Facility. The G&G Loan was evidenced by a promissory note that originally matured in January 1999. The transaction did not close and, in March 2000, G&G commenced an arbitration proceeding against the principal owners of the European glass manufacturer in accordance with the terms of the agreement to secure are turn of the advance. Arbitration hearings were held in 2001. A decision was rendered in the fourth quarter of 2001 in favor of the principal owners of the European glass manufacturer. As a result of the decision and questions regarding the collectibility of the G&G Loan, Anchor recorded a provision of $17,447 (the advance of $17,330 and other costs of $117), as a related party provision on the statement of operations in 2001. Anchor pursued collection of these amounts and filed an action in the Federal District Court for the Indiana Fort Wayne Division, against certain principal owners of the European glass manufacturer. Pursuant to the settlement with Mr. J. Ghaznavi and G&G, all rights, title and interest to the claim have been assigned to a designate of Mr. J. Ghaznavi.

        In connection with the pledge by Anchor of the note issued pursuant to the G&G Loan to Bank of America, National Association, as agent under the Loan and Security Agreement, the original promissory note issued pursuant to the G&G Loan was replaced by a new promissory note (the "Replacement Note"). G&G provided security against the Replacement Note to Bank of America, National Association, as agent under the Loan and Security Agreement. The maturity date of the Replacement Note was October 31, 2003. Interest on the Replacement Note was payable at the interest rate payable by the Company on advances under the Loan and Security Agreement plus 0.5% and was paid through September 2000. As a result of the arbitration ruling, in the fourth quarter of 2001, Anchor reversed the accrual for the unpaid interest receivable of $1,766, for the period October 1, 2000 through December 31, 2001, through a charge to interest expense.

        During the years 1997, 1998, 1999 and 2000, the Company participated in bulk purchases of supplies for the Company and certain of its affiliates, including Consumers, with vendors that were unrelated to the Company and Consumers. The bulk purchases were negotiated by a sister company to G&G. The sister company received rebates from these unrelated vendors. The rebates attributable to purchases by the Company totaled no less than $711 over the four-year period. When this practice became known, the Company took steps to ensure that the practice was discontinued.

        During the year 1997, the Company participated in bulk purchases of soda ash for the Company and certain of its affiliates, including Consumers, with vendors that were unrelated to the Company and Consumers. The bulk purchases were negotiated by a subsidiary of G&G. The subsidiary received rebates from the unrelated vendors. The rebates attributable to purchases by the Company totaled no less than $547. This practice was discontinued at the end of 1997.

        A special committee of the former Board of Anchor was appointed to review these transactions. The special committee had issued a demand letter to G&G and certain affiliates of G&G, requesting reimbursement to Anchor of the amounts paid as rebates.

        In September 1997, Hillsboro, a glass-manufacturing plant owned by G&G, discontinued manufacturing. All of Hillsboro's rights and obligations to fill orders under a supply contract between Consumers and one of its major customers was purchased by Consumers and the Company effective December 31, 1997. The purchase price of the Company's portion of this contract was $12,525, of which $11,725 had been paid through 2001. The outstanding balance was eliminated in the Reorganization.

        Related party transactions with affiliates of G&G, including Interstate Express for freight purchases, are summarized as follows:

		Years Ended December 31,
	Eight Months Ended August 31, 2002
		2001	2000
Purchases of freight	$1,009	$2,228	$3,078
Payable for freight	—	66	456
Purchases of inventory and other	—	31	89
Payable for inventory and other	—	173	27
Allocation of aircraft charges	—	189	797
Interest income on advance to affiliate	—	—	1,829
Interest receivable on advance to affiliate	—	—	457
Sales of inventory and allocation of expenses	—	—	—
Receivable from sales of inventory and allocations	—	—	342
Advance to affiliate	—	—	17,330

        In connection with the Reorganization, the Company entered into a settlement agreement with Mr. J. Ghaznavi and G&G, concluding the issues noted above.

  Consumers and affiliates

        At December 31, 2001, before the provision noted below, G&G, Consumers and their affiliates owed Anchor approximately $17,400, (including an offset of approximately $8,600 related to the allocation of the write-off of certain software costs) in addition to the advance to affiliate receivable of approximately $17,300, while Anchor owed G&G, Consumers and their affiliates approximately $4,900. Additionally, Anchor held an investment in 1,842,000 common shares of Consumers.

        In 1999, management approved the purchase of 1,842,000 shares of Consumers common stock for $3,000. These shares were held pending government approval for contribution into the Company's defined benefit pension plan. As of December 31, 2000, the Company recorded a write down for a non-temporary decline in market value, of approximately $1,158, to reflect the investment at then fair value. During 2001, the remaining balance of $1,842 was recorded as a related party provision.

        As a result of Consumers' announcement of its intention to sell its Canadian glass producing assets to O-I and Consumers' filing under the Canadian Companies' Creditors Arrangement Act ("CCAA"), Anchor recorded a charge to earnings during 2001 of $18,221 ($24,979 receivables and $1,842 investment in common shares of Consumers, net of $8,600 payables). This amount was recorded as a related party provision on the statement of operations.

        Of the total of approximately $6,300 cash settlement of the shareholder derivative action, as discussed in Note 2, the Company received approximately $2,000 in cash from Consumers in the fourth quarter of 2002.

        The Company recorded a write-off in 1999 of its allocable share of parent company software costs. Consumers implemented the SAP based software system with the intention that all affiliated companies would adopt that system and share ratably in the initial design, reengineering and implementation originated by Consumers. The SAP based system had proven to be a complicated system requiring extensive and expensive maintenance. With the objective of having one operating system, Consumers converted to a JDEdwards based system, currently in place at Anchor. As authorized by the Intercompany Agreement, Consumers allocated $9,600 to Anchor (of which $1,000 had been paid) representing Anchor's pro rata share of the original implementation costs based upon number of plants, number of licensed users and sales.

        Related party transactions with Consumers and its affiliates are summarized as follows (there were no comparable transactions in 2002):

	Years Ended December 31,
	2001	2000
Purchases of inventory and other	$348	$1,811
Payable for inventory and other	3,948	1,402
Sales of molds and inventory	4,828	12,038
Receivable from sales of molds and inventory	1,020	6,413
Allocation of expenses and other	6,878	14,133
Receivable from allocation of expenses and other	—	13,346
Payable for allocable portion of software	—	9,315

        The sale of molds to Consumers was invoiced at cost plus a profit mark-up. The amounts of these mark-ups, $250 and $51, respectively, for the years ended December 31, 2001 and 2000, have been recorded as contributions from shareholder and included in capital in excess of par value.

  Stock Purchase Plans

        Under the 2000 Executive Stock Purchase Plan, executives of Anchor participated in the purchase of shares of Consumers common stock. Anchor made loans to plan participants to finance the purchase of an aggregate of 332,998 shares. The loans had a term of ten years, were secured by a pledge of the shares purchased with the loan proceeds and required that a percentage of future management incentive awards be applied against outstanding loan balances. The plan terminated on December 28, 2000. The Board approved bonus compensation repaying aggregate indebtedness of approximately $476. Under the 1999 Officer Stock Purchase Plan, certain officers of Anchor participated in the purchase of shares of Consumers common stock. Anchor made loans to plan participants to finance the purchase of an aggregate of 183,250 shares. The loans had a term of ten years and were secured by a pledge of the shares purchased with the loan proceeds. On June 30, 2000, management authorized bonus compensation repaying aggregate indebtedness of approximately $280. There were no loans outstanding under these plans at December 31, 2002 and 2001.

  Other

        The Company has employee receivables of $30 and $115 outstanding, as of December 31, 2002 and 2001, respectively.

  Stock Option Plan—Consumers Plan

        Salaried employees of the Company participated in the Director and Employee Incentive Stock Option Plan, 1996 of Consumers. Consumers requested the Toronto Stock Exchange (the "TSE") to suspend trading of Consumers common stock and effective December 31, 2001, the TSE issued a trading halt. The closing price at the time of the trading halt was Cdn.$0.015 per share.

        At the Annual Shareholders Meeting of Consumers in June 1999, the Director and Employee Incentive Stock Option Plan was amended where by the exercise price of certain outstanding stock options issued under the plan for which the current exercise price exceeded Cdn.$8.00 was reduced to an exercise price of Cdn.$8.00. Pursuant to SFAS 123, incremental compensation expense was to be recognized on a pro forma basis between 1999 and 2003 in the amount of $961, related to the amended exercise price.

        Information related to stock options for the eight months ended August 31, 2002 and the two years ended December 31, 2001 is as follows:

	Number of Shares	Weighted Average Exercise Price (Cdn$)	Weighted Average Fair Value (Cdn$)
Options outstanding, January 1, 2000	1,101,500	7.78
Granted	144,500	5.00	$4.47
Forfeited	(162,500)	8.00	$4.91

Options outstanding, December 31, 2000	1,083,500	7.33
Granted	—	—	$—
Forfeited	(275,000)	7.77	$4.80

Options outstanding, December 31, 2001	808,500	7.18
Cancelled	(808,500)	(7.18)

Options outstanding, August 31, 2002	—	—

        Approximately 680,000 of the options were exercisable at December 31, 2001 and the weighted average remaining contractual life of the options was 6.6 years.

NOTE 10—Pension Plans and Other Post-Retirement Benefits

        Effective December 31, 2001, Anchor entered the Glass Companies Multiemployer Pension Plan (the "MEPP"), created from the merger of the Anchor defined benefit pension plan and the GGC defined benefit plan for hourly employees. Anchor, GGC, the Board of Trustees of the MEPP and the unions representing certain employees at Anchor and GGC considered the MEPP to be a multiemployer pension plan.

        In July 2002, the United States Department of Labor notified Anchor that it determined that the MEPP did not meet the definition of a multiemployer plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Effective July 31, 2002, Anchor and the PBGC entered into an agreement to govern the dissolution of the Anchor portion of the MEPP (the "PBGC Agreement"). Pursuant to the PBGC Agreement and collective bargaining agreements with the unions representing participants under the MEPP, Anchor withdrew from the MEPP on July 31, 2002. The PBGC has proceeded in accordance with procedures under ERISA to partition the assets and liabilities of the MEPP into two parts, one part attributable to Anchor employees and former employees and one part attributable to GGC employees and former employees and terminate the Anchor portion. The termination was effective as of July 31, 2002.

        In accordance with the PBGC Agreement, on the Effective Date, Anchor paid $20,750 to the PBGC (with proceeds from the Reorganization). Additionally, Anchor granted the PBGC a warrant for the purchase of 5% of the common stock of Anchor, with an exercise price of $5.27 per share and term of ten years. No value has been attributed to this warrant as of August 31, 2002 because the exercise price is in excess of the fair value of common stock. Anchor renegotiated its labor union contracts and, effective August 1, 2002, began contributing to other multiemployer plans for the future service benefits of its hourly employees. These contributions are expensed monthly.

        In accordance with the PBGC Agreement, Anchor has begun making monthly payments to the PBGC of $833 for a period of one hundred twenty (120) months. The present value of this obligation at August 31, 2002, $66,066 recorded as long-term debt (less current maturities), was determined by applying a discount rate of 8.9%. The rate was determined by management and reviewed by independent appraisers. The Company adjusted previously recorded pension liabilities to amounts required under the PBGC Agreement, resulting in a gain of $8,233, included as a reduction of the cost of the restructuring.

        The Anchor defined benefit plan covered salaried and hourly-paid employees. Benefits were calculated on a service-based formula for hourly participants. Benefits were calculated on a salary-based formula for salaried participants and were frozen in 1994.

        The Company provides other post-retirement benefits to substantially certain salaried and hourly employees and former employees. The Company accrues post-retirement benefits (such as healthcare benefits) during the years an employee provides services. Currently, the Company funds these healthcare benefits on a pay-as-you-go basis. As part of the Reorganization, the Company implemented modifications to its current post-retirement benefits program, resulting in a reduction of long-term post retirement liabilities of $24,432.

        Statement of Financial Accounting Standards No. 87—Employers' Accounting for Pensions defines a multiemployer plan to be a pension plan to which two or more unrelated employers contribute. Since Anchor and Glenshaw were defined as related parties at December 31, 2001, the MEPP did not meet the definition of a multiemployer plan for generally accepted accounting principles, and the accounting followed by Anchor, and the disclosures here, reflected the plan as if it were a single employer plan. The components of net periodic benefit costs follows:

	Pensions		Post-retirement
	Years Ended December 31,			Eight Months Ended August 31, 2002	Years Ended December 31,
			Four Months Ended December 31, 2002
	2001	2000			2001	2000
Service cost-benefits earned during the year	$4,600	$4,414	$134	$671	$910	$1,110
Interest cost on projected benefit obligation	33,706	33,521	1,002	2,700	4,297	4,087
Return on plan assets	(35,460)	(39,145)	—	—	—	—
Amortization of:
Actuarial gains	—	—	—	(511)	(378)	(758)
Prior service cost	3,263	3,263	—	292	438	438

Total periodic benefit cost	$6,109	$2,053	$1,136	$3,152	$5,267	$4,877

        Significant assumptions used in determining net periodic benefit cost and related obligations for the plans are as follows:

	Pensions		Post-retirement
	Years Ended December 31,			Eight Months Ended August 31, 2002	Years Ended December 31,
			Four Months Ended December 31, 2002
	2001	2000			2001	2000
Discount rate	7.25%	7.625%	6.75%	7.00%	7.25%	7.625%
Expected long-term rate of return on plan assets	9.50	9.50	—	—	—	—

        During the four months ended December 31, 2002, the Company contributed $1,615 to the multiemployer pension plans in which it participates. During the eight months ended August 31, 2002, the Company contributed $6,001 to the MEPP and the other multiemployer plans. These amounts are expensed as incurred.

        The funded status of the Company's pension and post-retirement plans are as follows:

	Pensions	Post-retirement
	Year 2001	December 31, 2002	August 31, 2002	Year 2001
Change in benefit obligation:
Benefit obligation at beginning of period	$455,187	$43,510	$61,449	$55,497
Service cost	4,600	134	671	910
Interest cost	33,706	1,002	2,700	4,297
Plan modifications	—	—	(24,432)	—
Plan participants' contributions	—	140	334	577
Actuarial (gain) loss	16,215	621	5,188	3,664
Benefits paid	(34,745)	(1,044)	(2,400)	(3,496)

Benefit obligation at end of period	474,963	44,363	43,510	61,449

Change in plan assets:
Fair value of plan assets at beginning of period	390,154	—	—	—
Actual return on plan assets	(8,188)	—	—	—
Employer contributions	7,801	904	2,066	2,919
Plan participants' contributions	—	140	334	577
Benefits and expenses paid	(37,345)	(1,044)	(2,400)	(3,496)

Fair value of plan assets at end of period	352,422	—	—	—

Funded status	(122,541)	(44,363)	(43,510)	(61,449)
Unrecognized actuarial (gain) loss	75,468	621	—	(7,812)
Unrecognized prior service cost	22,559	—	—	2,406

Net amount recognized	(24,514)	(43,742)	(43,510)	(66,855)

Amounts recognized in the balance sheet consists of:
Accrued benefit liability	(24,514)	(43,742)	(43,510)	(66,855)
Additional minimum pension liability	(98,027)	—	—	—
Intangible pension asset	22,559	—	—	—
Accumulated other comprehensive loss	75,468	—	—	—

Net amount recognized	$(24,514)	$(43,742)	$(43,510)	$(66,855)

        The Company recognized an additional minimum liability that was equal to the difference between the accumulated benefit obligation over plan assets in excess of accrued pension cost. A corresponding amount is recognized as either an intangible asset or a reduction of equity. Pursuant to this requirement, the Company recorded, as of December 31, 2001, an additional liability of $98,027, an intangible asset of $22,559 and accumulated other comprehensive loss of $75,468.

        Pension plan assets were held by an independent trustee and consisted primarily of investments in equities, fixed income, government securities and 360,000 shares of Series A Preferred Stock.

        Prior to the PBGC Agreement, the Company had unfunded obligations related to its employee pension plans. The Retirement Protection Act of 1994 required the Company to make significant additional funding contributions into its underfunded defined benefit retirement plans, under certain conditions, and increased the premiums paid to the PBGC. There were no required pension contributions in the three years ended December 31, 2001 with respect to either current funding or past underfundings. Excluding payments made as part of the 1997 acquisition of Anchor, the Company funded contributions of approximately $7,400, $10,800, $10,900 and $20,000, respectively, in 2001, 1999, 1998 and 1997. The 2001 and 1999 contributions of $7,400 and $10,800, respectively, represented voluntary contributions, the effect of which was to limit contributions in the immediate future.

        As part of the 1997 acquisition of Anchor, the PBGC reached an agreement with Vitro, S.A., the parent of Old Anchor, in which Vitro, S.A. agreed to provide a limited guaranty to the PBGC with respect to the unfunded benefit liabilities of the Company's defined benefit plans, if the plans, or any one of them, are terminated before August 1, 2006.

        The assumed healthcare cost trend used in measuring the accumulated post-retirement benefit obligation as of December 31, 2002 was 10.0% declining gradually to 4.0% by the year 2008, after which it remains constant. A one percentage point increase in the assumed healthcare cost trend rate for each year would increase the accumulated post-retirement benefit obligation as of December 31, 2002 by approximately $3,545 and the net post-retirement healthcare cost for the four months ended December 31, 2002 by approximately $294. A one percentage point decrease in the assumed healthcare cost trend rate for each year would decrease the accumulated post-retirement benefit obligation as of December 31, 2002 by approximately $3,107 and the net post-retirement healthcare cost for the four months ended December 31, 2002 by approximately $255.

        The Company also contributes to a multi-employer trust that provides certain other post-retirement benefits to retired hourly employees, recognizing the required annual contribution as an additional benefit cost. Expenses under this program for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001 and 2000 were $1,283, $2,631, $3,906 and $4,035, respectively.

        The Company continues to maintain a separate non-qualified benefit plan covering certain former salaried employees of the former Anchor Glass. The benefit obligation at December 31, 2002 was $4,268 and periodic benefit cost for the four months ended December 31, 2002 and the eight months ended August 31, 2002 was $100 and $200, respectively. The benefit obligation is recorded in other long-term liabilities at December 31, 2002. Amounts related to this plan for 2001 and prior periods are included in the table above.

        The Company also sponsors two defined contribution plans covering substantially all salaried and hourly employees. The Company matches 100% of employee contributions, not to exceed 6% of participant eligible compensation or 25% of employee contributions, not to exceed 10% of participant eligible compensation. Expenses under the savings programs for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001 and 2000 were approximately $874, $1,759, $2,572 and $2,318, respectively.

        In the 1987 acquisition of Diamond-Bathurst, Inc., Anchor assumed the liabilities under a deferred compensation arrangement with certain employees of the acquired company. Under this plan, Anchor funds certain benefits to the participants and will be reimbursed through proceeds received on life insurance policies carried on all participants. Plan assets of approximately $1,427 are included in other assets and plan liabilities of approximately $2,419 are included in liabilities.

NOTE 11—Income Taxes

        The Company applies SFAS 109 under which the liability method issued in accounting for income taxes. Under SFAS 109, if on the basis of available evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized, the asset must be reduced by a valuation allowance. Since realization is not assured as of December 31, 2002, management has deemed it appropriate to establish a valuation allowance against the net deferred tax assets.

        The significant components of the deferred tax assets and liabilities are as follows:

	Reorganized Company	Predecessor Company
	December 31, 2002	December 31, 2001
Deferred tax assets:
Reserves and allowances	$14,600	$23,900
Pension and post-retirement liabilities	41,900	9,600
Inventory uniform capitalization	400	1,900
Tax loss carryforwards	51,300	58,200

	108,200	93,600
Deferred tax liabilities:
Accumulated depreciation and amortization	57,100	17,700
Other current assets	900	1,200

	58,000	18,900

Net deferred tax assets	50,200	74,700
Valuation allowance	(50,200)	(74,700)

Net deferred tax assets after valuation allowance	$—	$—

        The effective tax rate reconciliation is as follows:

			Years Ended December 31,
	Reorganized Company	Predecessor Company
	Four Months Ended December 31, 2002	Eight Months Ended August 31, 2002	2001	2000
Federal rate	(34)%	34%	(34)%	(34)%
State rate	(5)	5	(5)	(5)
Non-deductible goodwill write-off	—	27	—	—
Non-deductible professional fees	—	6	—	—
Other permanent differences	15	1	3	5

	(24)	73	(36)	(34)
Valuation allowance	24	(73)	36	34

Effective rate	—%	—%	—%	—%

        For tax reporting purposes, the consummation of the Company's Plan did not create a new tax reporting entity. However, as a result of the consummation of the Plan, the Company has undergone a change in ownership. Due to this change in ownership, Section 382 of the Internal Revenue Code will significantly limit the Company's net operating loss carryforwards. In accordance with SOP 90-7, these net operating loss carryforwards and related valuation allowances have been revalued. Any tax benefit derived from the release of the valuation allowances will be accounted for as a credit to intangible assets, and then additional paid in capital.

        The Company has approximately $131,500 of unused net operating loss carryforwards expiring at various dates between 2013 through 2022; however, due to the Section 382 limitations, the Company believes only $75,900 can be utilized.

NOTE 12—Manufacturing Facilities

        In March 2000, Anheuser-Busch purchased the Company's previously closed Houston, Texas glass container manufacturing facility and certain related operating rights. The Company received proceeds of $10,000 from the sale. Under an agreement with Anheuser-Busch, the Company provides engineering and production consulting services, relating to the Houston Facility, for a fee.

        In 1998, formal plans were approved to remove from service one furnace and one machine at the Jacksonville, Florida manufacturing facility. Of the total charge, $3,640 related to operating lease exit costs and closing and other costs. As of December 31, 2002, the spending against this liability was completed.

NOTE 13—Leases

        The Company leases distribution and office facilities (including its headquarters facility), machinery, transportation, data processing and office equipment under non-cancelable leases that expire at various dates through 2008. These leases generally provide for fixed rental payments and include renewal and purchase options at amounts that are generally based on fair market value at expiration of the lease. The Company includes capital leases in other long-term debt (see Note 5).

        Future minimum lease payments under non-cancelable operating leases, after giving effect to the termination of certain leases by purchasing from the lessors the equipment leased thereunder (see Note 15), are as follows:

2003	$9,476
2004	4,005
2005	3,232
2006	3,015
2007	2,967
After 2007	9,198

$31,893

        Rental expense for all operating leases for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001 and 2000 were $5,429, $11,060, $15,400 and $13,000, respectively.

NOTE 14—Commitments and Contingencies

        On October 13, 2000, certain former stockholders of the Company, consisting of CoMac Partners, L.P., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P., CoMac International, N.V., Carl Marks Strategic Investments, LP, Carl Marks Strategic Investments II, LP, Varde Partners, L.P., Varde Fund (Cayman) Ltd., Pequod Investments, L.P., Pequod International Ltd., Cerberus Partners L.P. and Cerberus International Ltd. (collectively, the "Plaintiffs"), commenced a shareholder derivative action against certain of the Company's directors and officers and related entities in The Court of Chancery of the State of Delaware. The litigation was settled for total consideration to the Company of approximately $9,000, of which approximately $6,300 was in cash, the exchange of mutual releases by the parties and payment by Anchor of certain legal fees. The settlement of the shareholder derivative action was approved by the Bankruptcy Court and the Delaware Chancery Court. Implementation of the settlement was completed in the fourth quarter of 2002.

        In September 2001, The National Bank of Canada, acting on its own behalf and on behalf of PNC Bank, filed a complaint, in Allegheny Common Pleas Court, against Anchor, GGC, Consumers U.S. and certain other former affiliates of Anchor. The complaint alleged, among other things, fraudulent conveyances made by GGC to Anchor and tortious interference with the contractual relationship between the bank and GGC and seeks monetary damages. The action will be heard in the United States Bankruptcy Court for the Middle District of Florida. The Company believes it is remote that the outcome of this matter will have a material adverse effect on its financial position or results of operations. A trial date is scheduled for September 2003.

        On April 15, 2002, Anchor filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in connection with the Reorganization. The Plan was confirmed by the Court at a hearing held on August 8, 2002 and became effective on August 30, 2002.

        Certain environmental laws, such as CERCLA or Superfund and analogous state laws, provide for strict, under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment. Such laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. The Company is engaged in investigation and remediation projects at plants currently being operated and at closed facilities. In addition, Anchor has been identified as a potentially responsible party (a "PRP") under CERCLA with respect to two sites. While the Company may be jointly and severally liable for costs related to these sites, it is only one of a number of PRP's who also may be jointly and severally liable. The Company has established reserves for environmental costs which it believes are adequate to address the anticipated costs of remediation of these operating and closed facilities and its liability as a PRP under CERCLA. The timing and magnitude of such costs cannot always be determined with certainty due to, among other things, incomplete information with respect to environmental conditions at certain sites, new and amended environmental laws and regulations, and uncertainties regarding the timing of remedial expenditures.

        The Company's operations are subject to federal, state and local requirements that are designed to protect the environment. Such requirements have resulted in the Company being involved in related legal proceedings, claims and remediation obligations. The Company maintains environmental reserves of approximately $10,000. Based on the Company's current understanding of the relevant facts, the Company does not believe that it is reasonably possible that its environmental exposure is in excess of the reserves reflected on the balance sheet, although there can be no assurance that this will be the case. In addition to the environmental reserves, the Company an environmental impairment liability insurance policy (expiring August 30, 2007) to address certain potential future environmental liabilities at identified operating and non-operating sites. There can be no assurance, however, that insurance will be available or adequate to cover future liabilities. Average annual spending on remediation issues in recent years approximated $500.

        In addition, the Company is, and from time to time may be, a party to routine legal proceedings incidental to the operation of its business. The Company does not believe that it is reasonably possible that the outcome of any pending or threatened proceedings will have a material adverse effect on the financial condition, operating results or cash flows of the Company, based on the Company's current understanding of the relevant facts. Legal expenses incurred related to these contingencies are generally expensed as incurred.

        In 2000, the Company signed an agreement with Anheuser-Busch to provide all the bottles for the Anheuser-Busch Jacksonville, Florida and Cartersville, Georgia breweries, beginning in 2001 (the "Southeast Agreement"). To meet the expanded demand from the supply contract and improve manufacturing efficiency, the Company invested approximately $18,000 in new equipment in 2000 for its Jacksonville plant, funded through the proceeds from the sale of the Houston plant, certain capital and operating lease transactions and internal cash flows. In December 1999, the Company entered into an agreement with a major lessor for $30,000 of lease transactions. Under this agreement, in December 1999, December 2000, March 2001 and April 2001, the Company financed approximately $8,200, $4,200, $7,800 and $5,400, respectively, of the expansion through sale leaseback arrangements. These lease agreements have terms of five to six years. The lease agreements contain, among other things, a fixed charge coverage test. See Note 15.

NOTE 15—Subsequent Event

        Effective February 7, 2003, the Company completed an offering of the 11% Senior Secured Notes due 2013, aggregate principal amount of $300,000 (the "Senior Secured Notes"), issued under an indenture dated as of February 7, 2003, among the Company and The Bank of New York, as Trustee (the "Indenture"). The Senior Secured Notes are senior secured obligations of the Company, ranking equal in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. The Senior Secured Notes are secured by a first priority lien, subject to certain permitted encumbrances, on substantially all of Anchor's existing real property, equipment and other fixed assets relating to Anchor's nine operating glass container manufacturing facilities.

        Proceeds from the issuance of the Senior Secured Notes, net of fees, were approximately $289,000 and were used to repay 100% of the principal amount outstanding under the First Mortgage Notes plus accrued interest thereon ($156,256), 100% of the principal amount outstanding under the Term Loan plus accrued interest thereon and a prepayment fee ($20,354) and advances outstanding under the Revolving Credit Facility ($66,886), which includes funds for certain of the Company's capital improvement projects. The remaining proceeds of approximately $45,000 are being used to terminate certain equipment leases by purchasing from the lessors the equipment leased thereunder.

        The Senior Secured Notes are redeemable, in whole or in part, at the Company's option on or after February 15, 2008, at redemption prices defined in the Indenture. The Indenture provides that upon the occurrence of a change of control, the Company will be required to offer to purchase all of the Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

        The indenture governing the Senior Secured Notes, subject to certain exceptions, restricts the Company from taking various actions, including but not limited to, subject to specified exceptions, the incurrence of additional indebtedness, the payment of dividends and other restricted payments, the granting of additional liens, mergers, consolidations and sale of assets and transactions with affiliates.

        The Company entered into a Registration Rights Agreement on February 7, 2003. Under the Registration Rights Agreement, the Company will use its reasonable best efforts to register with the Securities and Exchange Commission exchange notes having substantially identical terms as the Senior Secured Notes.

        Principal payments required on long-term debt, including payments made under the PBGC obligation, and after taking into effect the above are $7,000 in 2003, $7,394 in 2004, $7,338 in 2005, $7,834 in 2006 and $8,377 in 2007. Payments to be made in 2008 and thereafter are $338,743.

ANCHOR GLASS CONTAINER CORPORATION

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(unaudited)
(dollars in thousands, except per share data)

	Reorganized Company	Predecessor Company
	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net sales	$349,225	$378,260
Costs and expenses:
Cost of products sold	320,989	340,671
Selling and administrative expenses	13,466	15,224
Restructuring, net	—	1,429

Income from operations	14,770	20,936
Reorganization items, net	—	(2,700)
Other income (expense), net	(224)	483
Interest expense (Contractual interest for the six months ended June 30, 2002 of $15,017)	(25,138)	(13,974)

Net income (loss)	$(10,592)	$4,745

Series A and B preferred stock dividends (Contractual dividends for the six months ended June 30, 2002 of $7,028)		$(4,100)

Income (loss) applicable to common stock	$(15,343)	$645

Basic and diluted net income (loss) per share applicable to common stock	$(1.70)	$0.12

Basic and diluted weighted average number of common shares outstanding	9,000,000	5,251,356

Comprehensive income (loss):
Net income (loss)	$(10,592)	$4,745
Other comprehensive income (loss):
Derivative income	707	531

Comprehensive income (loss)	$(9,885)	$5,276

See Notes to Condensed Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

CONDENSED BALANCE SHEETS

(dollars in thousands)

	Reorganized Company
	June 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$320	$351
Restricted cash	—	4,387
Accounts receivable	44,462	42,070
Inventories:
Raw materials and manufacturing supplies	23,918	22,796
Finished products	108,369	79,353
Other current assets	8,728	8,603

Total current assets	185,797	157,560
Property, plant and equipment, net	448,531	384,386
Other assets	14,601	6,815
Intangible assets	7,240	7,636

	$656,169	$556,397

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Borrowings under revolving credit facility	$38,382	$47,413
Current maturities of long-term debt	9,057	8,315
Accounts payable	43,999	46,969
Accrued expenses	19,791	35,314
Accrued interest	13,755	5,167
Accrued compensation and employee benefits	25,551	26,331

Total current liabilities	150,535	169,509
Notes and long-term capital leases	315,496	182,433
Long-term obligation to PBGC	58,296	60,640

Total long-term debt	373,792	243,073
Long-term post-retirement liabilities	40,831	40,342
Other long-term liabilities	30,648	26,974

	445,271	310,389
Commitments and contingencies
Stockholders' equity:
Preferred stock	1	1
Common stock	900	900
Participation component of Series C preferred stock	750	750
Capital in excess of par value	78,349	78,349
Accumulated deficit	(20,534)	(3,691)
Accumulated other comprehensive income	897	190

	60,363	76,499

	$656,169	$556,397

See Notes to Condensed Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)
(dollars in thousands)

	Reorganized Company	Predecessor Company
	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Cash flows from operating activities:
Net income (loss)	$(10,592)	$4,745
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	33,409	27,994
Write-off and amortization of financing fees	4,433	1,207
Other	210	(78)
Decrease in cash resulting from changes in assets and liabilities	(39,231)	(762)

	(11,771)	33,106

Cash flows from investing activities:
Expenditures for property, plant and equipment	(56,183)	(37,256)
Purchase of equipment under leases	(39,217)	—
Proceeds from sale of property, plant and equipment	10,414	3,112
Change in restricted cash	4,387	—
Payments for strategic alliances with customers	—	(1,266)
Other	(1,714)	(976)

	(82,313)	(36,386)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	300,000	—
Principal payments of long-term debt	(173,834)	(1,036)
Payment of capital lease obligations for assets purchased	(5,539)	—
Plan distributions to Series A preferred stock	(3,678)	—
Repurchase of warrants	(1,500)	—
Net repayments on revolving credit facility	(9,031)	—
Net draws on prior revolving credit facilities	—	4,233
Payment of financing fees	(12,365)	—

	94,053	3,197

Cash and cash equivalents:
Decrease in cash and cash equivalents	(31)	(83)
Balance, beginning of period	351	416

Balance, end of period	$320	$333

Supplemental noncash activities:
Non-cash equipment financing	$10,000	$—

See Notes to Condensed Financial Statements.

ANCHOR GLASS CONTAINER CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)
(dollars in thousands, except per share data)

NOTE 1—Basis of Presentation

  Organization of the Company

        On August 30, 2002, Anchor Glass Container Corporation ("Anchor" or the "Company"), a Delaware corporation, completed a restructuring of its existing debt and equity securities pursuant to a plan of reorganization (the "Plan") under Chapter 11 of the United States Bankruptcy Code. Certain investment funds and managed accounts affiliated with Cerberus Capital Management, L.P. ("Cerberus") acquired all of the outstanding capital stock of Anchor through their investment in Anchor Glass Container Holding L.L.C. ("AGC Holding"), a Delaware limited liability company formed in August 2002 and the parent company of Anchor. As of June 30, 2003, AGC Holding owns approximately 95% of the outstanding common stock and 100% of the outstanding Series C Participating Preferred Stock of Anchor. Certain current officers and a former officer of Anchor hold the remaining outstanding shares of common stock of Anchor.

  Condensed Financial Statements

        In the opinion of management, the accompanying condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly the financial position as of June 30, 2003 and the results of operations and cash flows for the six months ended June 30, 2003 and 2002.

        The effective date of the Plan was August 30, 2002. The financial statements of the Company as of and for periods subsequent to August 31, 2002 are referred to as the "Reorganized Company" statements. All financial statements prior to that date are referred to as the "Predecessor Company" statements.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Subject to the limitations on comparability indicated in the preceding paragraph, it is suggested that these condensed financial statements be read in conjunction with the financial statements of Anchor included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The results of operations for the interim periods are not necessarily indicative of the results of the full fiscal year.

        Certain amounts of prior periods in the accompanying condensed financial statements have been reclassified to conform to the current presentation.

NOTE 2—Senior Secured Notes

        Effective February 7, 2003, the Company completed an offering of 11% Senior Secured Notes due 2013, aggregate principal amount of $300,000 (the "Senior Secured Notes"), issued under an indenture dated as of February 7, 2003, among the Company and The Bank of New York, as Trustee (the "Indenture"). The Senior Secured Notes are senior secured obligations of the Company, ranking equal in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. The Senior Secured Notes are secured by a first priority lien, subject to certain permitted encumbrances, on substantially all of Anchor's existing real property, equipment and other fixed assets relating to Anchor's nine operating glass container manufacturing facilities. The collateral does not include inventory, accounts receivables or intangible assets.

        Proceeds from the issuance of the Senior Secured Notes, net of fees, were approximately $289,000 and were used to repay 100% of the principal amount outstanding under Anchor's 11.25% First Mortgage Notes due 2005, aggregate principal amount of $150,000 ("First Mortgage Notes") plus accrued interest thereon ($156,256 in total), 100% of the principal amount outstanding under the senior secured term loan (the "Term Loan") plus accrued interest thereon and a prepayment fee ($20,354 in total) and advances then outstanding under the $100,000 credit facility (the "Revolving Credit Facility") ($66,886 in total), which included funds for certain of the Company's capital improvement projects. The remaining proceeds of approximately $45,000 were used to terminate certain equipment leases by purchasing from the respective lessors the equipment leased thereunder.

        Interest on the Senior Secured Notes accrues at 11% per annum and is payable semiannually on each February 15 and August 15 to registered holders of the Senior Secured Notes at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. The first interest payment date is August 15, 2003.

        The Senior Secured Notes are redeemable, in whole or in part, at the Company's option on or after February 15, 2008, at redemption prices listed in the Indenture. At any time (which may be more than once) before February 15, 2006, the Company at its option may redeem up to 35% of the initial outstanding notes with money raised in one or more public equity offerings, at redemption prices listed in the Indenture. The Indenture provides that upon the occurrence of a change of control, the Company will be required to offer to purchase all of the Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

        The Indenture, subject to certain exceptions, restricts the Company from taking various actions including, but not limited to, subject to specified exceptions, the incurrence of additional indebtedness, the payment of dividends and other restricted payments, the granting of additional liens, mergers, consolidations and sales of assets and transactions with affiliates.

        The Company entered into a Registration Rights Agreement on February 7, 2003. Under the Registration Rights Agreement, the Company registered with the Securities and Exchange Commission exchange notes, having substantially identical terms as the Senior Secured Notes, under a registration statement declared effective June 26, 2003. The Company commenced an offer, on June 30, 2003, to the holders of the Senior Secured Notes, to exchange their Senior Secured Notes for a like principal of new Senior Secured Notes, identical in all material respects to the Senior Secured Notes, except that the new Senior Secured Notes would not bear legends restricting the transfer thereof. The Company completed the exchange offer on August 5, 2003.

NOTE 3—Equity Incentive Plan

        In October 2002, the Board of Directors of Anchor (the "Board") approved an Equity Incentive Plan designed to motivate and retain individuals who are responsible for the attainment of the Company's primary long-term performance goals that covers employees, directors and consultants. The plan provides for the grant of nonqualified stock options and incentive stock options for shares of Anchor common stock and restricted stock to participants of the plan selected by the Board or a committee of the Board (the "Administrator"). Effective January 9, 2003, the Administrator granted a total of 225,000 non-qualified stock options to selected participants. The terms and conditions of awards, as determined by the Administrator, are as follows: 50% of an option grant vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary of the grant date and 1/3 on the third anniversary of the grant date; and the remaining 50% of the option grant vests in three tranches of equal amounts on the first, second and third anniversary of the grant date if the Company attains certain performance targets established by the Board.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of Statement No. 123 ("SFAS 148"). SFAS 148 amends Statement of Financial Accounting Standards No. 123—Accounting for Stock-Based Compensation ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Effective January 1, 2003, the Company has adopted the fair value based method of accounting for stock-based employee compensation under SFAS 123 by applying the prospective method of accounting, under which the Company applies the recognition provisions to all employee awards granted after the beginning of 2003. The following table illustrates the effect on net income (loss) and income (loss) per share as if the fair value based method had been applied to all outstanding awards in each period:

	Reorganized Company	Predecessor Company
	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net income (loss), as reported	$(10,592)	$4,745
Add: Stock-based employee compensation expense included in reported net income (loss)	21	—
Deduct: Total stock-based employee compensation expense under fair value based method for all awards	(21)	(42)

Pro forma net income (loss)	$(10,592)	$4,703

Basic and diluted net income (loss) per share applicable to common stock
As reported	$(1.70)	$0.12

Pro forma	$(1.70)	$0.12

        Salaried employees of the Company participated in an incentive stock option plan of Anchor's former indirect parent. These options, which have been cancelled, generally had a life of 10 years and vested ratably over three years. The Company elected to follow Accounting Principles Board Opinion No. 25—Accounting for Stock Issued to Employees in accounting for these options in the six months ended June 30, 2002.

NOTE 4—Commitments and Contingencies

        In September 2001, The National Bank of Canada, acting on its own behalf and on behalf of PNC Bank, filed a complaint, in Allegheny Common Pleas Court, against Anchor, GGC L.L.C. ("GGC"), Consumers U.S., Inc. (the Company's former parent) and certain other former affiliates of Anchor. The complaint alleged, among other things, fraudulent conveyances made by GGC to Anchor and tortious interference with the contractual relationship between the bank and GGC and sought monetary damages. On May 19, 2003, the Company entered into an agreement under which the bank agreed to settle and discontinue the action referred to above in return for the Company's agreement to contingently guarantee certain indebtedness of GGC to the bank, in an amount not to exceed

$1.65 million, over a maximum term of fourteen months, with the amount of the guarantee decreasing on a monthly basis. The recording of the fair value of the guarantee did not have a material effect on the financial position or results of operations of the Company.

        In addition, the Company is, and from time to time may be, a party to routine legal proceedings incidental to the operation of its business. The outcome of any pending or threatened proceedings is not expected to have a material adverse effect on the financial condition, operating results or cash flows of the Company, based on the Company's current understanding of the relevant facts. Legal expenses incurred related to these contingencies are generally expensed as incurred.

        The Company's operations are subject to various federal, state and local requirements that are designed to protect the environment. Such requirements have resulted in the Company being involved in related legal proceedings, claims and remediation obligations. Based on the Company's current understanding of the relevant facts, the Company does not believe that its environmental exposure is in excess of the reserves reflected on its balance sheet, although there can be no assurance that this will continue to be the case.

        Unpaid dividends on the Series C Participating Preferred Stock of $4,751 for the six months ended June 30, 2003 were accrued and included in long-term liabilities on the accompanying condensed balance sheet.

        On August 30, 2002, pursuant to the PBGC Agreement, Anchor had granted the Pension Benefit Guaranty Corporation ("PBGC") a warrant for the purchase of 474,000 shares of its common stock. In June 2003, the Company repurchased all of the outstanding warrants held by the PBGC for a negotiated price of $1.5 million. The repurchase was accounted for as a charge to accumulated deficit.

NOTE 5—Subsequent Event

        On August 5, 2003, the Company completed an additional offering of 11% Senior Secured Notes due 2013, aggregate principal amount of $50.0 million (the "Additional Notes"). Proceeds from the issuance of the Additional Notes, net of fees, were approximately $49.5 million. In addition, the Company received a $3.75 million premium upon issuance. The terms of the Additional Notes are identical in all material respects to the Senior Secured Notes, except that the Additional Notes are subject to certain restrictions on transfer. No less than 75% of the net proceeds from the issuance of the Additional Notes will be used to finance improvements to the collateral securing the Senior Secured Notes and the Additional Notes or to refinance indebtedness incurred by the Company to finance improvements to the collateral, in each case in compliance with the Indenture. Pending application of such proceeds, a portion of the net proceeds were used to pay down advances outstanding under the Revolving Credit Facility of approximately $49.7 million. Any portion of the net proceeds not so used as provided for above will be used for general corporate purposes. Pending application of the net proceeds, they will be invested in short term U.S. government securities.

        The Company entered into a Registration Rights Agreement on August 5, 2003 with respect to the Additional Notes. Under the Registration Rights Agreement, the Company will use its reasonable best efforts to register with the Securities and Exchange Commission exchange notes having substantially identical terms as the Additional Notes.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee		$11,630
Nasdaq National Market Listing Fee		5,000
NASD Fee
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Transfer Agent Fees and Expenses
Insurance Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers

Indemnification Under the Delaware General Corporation Law

        Section 145 of the Delaware General Corporation Law ("DGCL"), authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(1)
for any breach of the director's duty of loyalty to the corporation or its stockholders,

(2)
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3)
for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(4)
for any transaction from which the director derived an improper personal benefit.

        These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under Anchor's Amended and Restated Certificate of Incorporation

        The Fifth Article of Anchor's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or may be amended, no director of Anchor shall be personally liable to Anchor or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not apply to liability of a director (i) for any breach of the directors' duty of loyalty to Anchor or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (governing the liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Anchor shall indemnify directors and certain of our officers of Anchor to the fullest extent permitted by the DGCL. Any repeal or modification of the Fifth Article by Anchor's stockholders shall not adversely affect any right or protection of a director of Anchor existing at the time of such repeal or modification.

        The Seventh Article of Anchor's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, Anchor shall indemnify any and all persons whom it shall have the power to indemnify under the DGCL. The indemnification provided for in the Seventh Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any of Anchor's By-Laws, by agreement, by vote of stockholders or disinterested directors of Anchor or otherwise.

Indemnification Under Anchor's By-Laws

        Section 1 of Article VI of Anchor's By-Laws provide that, unless otherwise determined by the board of directors, Anchor shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof) or other provisions of the laws of Delaware relating to indemnification of directors, officers, employees and agents, as the same may be amended and supplemented from time to time, indemnify any and all such persons whom it shall have power to indemnify under the DGCL or such other provisions of law.

        Section 2 of Article VI of Anchor's By-Laws provides that, without limiting the generality of Section 1 of Article VI, to the fullest extent permitted, and subject to the conditions imposed, by law, and pursuant to Section 145 of the DGCL unless otherwise determined by the board of directors, Anchor shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Anchor) by reason of the fact that such person is or was a director, officer, employee or agent of Anchor, or is or was serving at the request of Anchor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Anchor, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and that Anchor shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Anchor to procure a judgment in its favor by reason of the fact that that such person is or was a director, officer, employee or agent of Anchor, or is or was serving at the request of Anchor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Anchor, except as otherwise provided by law.

        Section 3 of Article VI of Anchor's By-Laws provides that, without limiting the generality of Section 1 or Section 2 of Article VI, to the fullest extent permitted by law, indemnification may be granted and expenses may be advanced, to the persons described in Section 145 of the DGCL or other provisions of the laws of Delaware relating to indemnification and advancement of expenses, as from time to time may be in effect, by (i) a resolution of stockholders, (ii) a resolution of the board of directors, or (iii) an agreement providing for such indemnification and advancement of expenses, provided that no indemnification may be made to or on behalf of any person if a judgment or other final adjudication adverse to the person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled.

        Section 4 of Article VI of Anchor's By-Laws provides that it is the intent of Article VI to require Anchor, unless otherwise determined by the board of directors, to indemnify persons referred to herein for judgments, fines, penalties, amounts paid in settlement and expenses (including attorneys' fees), and to advance expenses to such persons, in each and every circumstance in which such indemnification and such advancement of expenses could lawfully be permitted by express provision of by-laws, and the indemnification and expense advancement provided by Article VI shall not be limited by the absence of express recital of such circumstances. The indemnification and advancement of expenses provided by, or granted pursuant to, Anchor's By-Laws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled, whether as a matter of law, under any provision of Anchor's Certificate of Incorporation, the By-Laws, by agreement, by vote of stockholders or disinterested directors of Anchor or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        Section 5 of Article VI of Anchor's By-Laws provides that indemnification pursuant to the By-Laws shall inure to the benefit of the heirs, executors, administrators and personal representatives of those entitled to indemnification.

Indemnification Under Indemnification Agreements With Our Directors and Officers

        Reference is made to the form of Indemnification Agreement to be entered into between us and each of our directors and certain of our officers pursuant to which we will agree to indemnify such persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

Item 15. Recent Sales of Unregistered Securities

        The following is a list of all securities sold by the Company since the consummation of our reorganization. The sales all were exempt from registration under the Securities Act.

        On August 30, 2002, we consummated a significant restructuring of our then existing debt and equity securities through a Chapter 11 reorganization. As part of our restructuring, Cerberus, through certain Cerberus-affiliated funds and managed accounts, acquired 100% of our series C participating preferred stock for $75.0 million and 100.0% of our outstanding common stock for $5.0 million. The sale of these securities was exempt under Section 3(a)(7) of the Securities Act.

        On August 30, 2002, we granted the PBGC a warrant for the purchase of 474,000 shares of common stock, with an exercise price of $5.27 per share and a term of 10 years. The issuance of the warrant was exempt under Section 3(a)(7) of the Securities Act. On June 9, 2003, we repurchased the warrant for a negotiated price of $1.5 million.

        On February 7, 2003, we completed the offering of $300.0 million aggregate principal amount of senior secured notes. We received proceeds from the original issuance of the senior secured notes, net of fees, of approximately $289.0 million. The initial purchasers of the notes were Deutsche Bank Securities Inc., Banc of America Securities LLC and Credit Suisse First Boston LLC. The senior secured notes were sold to the initial purchasers pursuant to Section 4(2) of the Securities Act and resold by the initial purchasers only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

        On August 5, 2003, we completed an offering of an additional $50.0 million of our senior secured notes. We received net proceeds from the additional notes offering of approximately $53.4 million. The notes were sold at an issue price of 107.5% of their principal amount. The initial purchasers of the additional notes were Deutsche Bank Securities Inc. and Credit Suisse First Boston LLC. The additional notes were sold to the initial purchasers pursuant to Section 4(2) of the Securities Act and resold by the initial purchasers only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Purchase Agreement, dated as of July 29, 2003 among Anchor and the Initial Purchasers named therein
1.2*	Underwriting Agreement, dated as of , 2003, among Anchor and the Underwriters
3.1	Amended and Restated Certificate of Incorporation of Anchor	(A)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(A)
3.3	Amended and Restated By-Laws of Anchor	(A)
3.4	Certificate of Designation of Series C Participating Preferred Stock	(A)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(A)
3.6	Certificate of Amendment of Certificate of Designation	(B)
3.7*	Certificate of Amendment of Amended and Restated Certification of Incorportation of Anchor
4.1	Stockholders' Agreement, dated August 30, 2002, by and among Anchor, the Investors and the Other Stockholders	(A)
4.2	Indenture dated as of February 7, 2003 among Anchor, as Issuer and The Bank of New York, as Trustee	(B)

4.3*	First Supplemental Indenture dated as of August 5, 2003, between Anchor, as Issuer, and The Bank of New York, as Trustee
4.4	Form of 11% Senior Secured Notes due 2013 (included in Exhibit 4.2)	(B)
4.5	Collateral Access and Intercreditor Agreement, dated February 7, 2003, by and among Congress Financial Corporation (Central), in its capacity as collateral agent, and The Bank of New York, in its capacity as trustee and collateral agent	(B)
4.6*	Registration Rights Agreement, dated August 5, 2003, among Anchor and the Initial Purchasers named therein
4.7	Form of Guarantee (included in Exhibit 4.2)	(B)
4.8*	Specimen of Common Stock Certificate
5.1*	Opinion of Schulte Roth & Zabel LLP
10.1†	Southeast Glass Bottle Supply Agreement between Anheuser-Busch, Incorporated and Anchor	(C)
10.2†	Glass Bottle Agreement between Anheuser-Busch, Incorporated and Anchor	(D)
10.3	Limited License Agreement, dated March 8, 2002 between Owens Brockway Glass Container Inc. and Anchor	(A)
10.4	Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Administrative and Collateral Agent, Bank of America, N.A., as Documentation Agent, and the Financial Institutions Named Therein, as Lenders, dated August 30, 2002	(A)
10.5	Term Loan Agreement by and among Anchor, as Borrower, the financial institutions from time to time party thereto, as Lenders, and Ableco Finance LLC, as Agent, dated August 30, 2002	(A)
10.6	Security Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(A)
10.7	Pledge Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(A)
10.8	Collateral Agency and Intercreditor Agreement dated August 30, 2002 between Congress Financial Corporation (Central) and Ableco Finance, LLC	(A)
10.9	Amendment No. 1 to Loan and Security Agreement by and among Anchor, as Borrower, the financial institutions from time to time parties to the Loan Agreement, as Lenders, and Congress Financial Corporation (Central), as Agent, dated December 31, 2002	(B)
10.10	Amendment No. 2 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated February 7, 2003	(B)
10.11 *	Amendment No. 3 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent, for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated as of July 25, 2003
10.12	Termination and Release Agreement between Anchor and Ableco Finance LLC, dated February 7, 2003	(B)
10.13 *	Form of Director and Officer Indemnification Agreement

12.1	Statement re: computation of ratio of earnings to fixed charges for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001, 2000, 1999 and 1998	(B)
21.1	List of subsidiaries of the Company	(E)
23.1**	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)
24	Power of Attorney (included on Signature Page of initial filing)
(A)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(B)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(C)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

(D)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the SEC on June 20, 2003 and incorporated herein by reference.

(E)
Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (Reg. No. 333-31363) originally filed with the SEC on July 16, 1997.

*
To be filed by amendment.

**
Filed herewith.

Item 17. Undertakings.

        The undersigned Registrants hereby undertake:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by then is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Anchor Glass Container Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 26th day of August, 2003.

ANCHOR GLASS CONTAINER CORPORATION
By:	/s/ DARRIN J. CAMPBELL Name: Darrin J. Campbell Title: Chief Financial Officer and Executive Vice President

        We, the undersigned directors of Anchor Glass Container Corporation, do hereby constitute and appoint Richard M. Deneau and Darrin J. Campbell and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and our behalf in our capacities as directors and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD M. DENEAU Richard M. Deneau	President, Chief Executive Officer and Director	August 26, 2003
/s/ DARRIN J. CAMPBELL Darrin J. Campbell	Chief Financial Officer and Executive Vice President	August 26, 2003
/s/ JOEL A. ASEN Joel A. Asen	Director	August 26, 2003
/s/ JAMES N. CHAPMAN James N. Chapman	Director	August 26, 2003
/s/ JONATHAN GALLEN Jonathan Gallen	Director	August 26, 2003

/s/ GEORGE HAMILTON George Hamilton	Director	August 26, 2003
/s/ TIMOTHY F. PRICE Timothy F. Price	Director	August 26, 2003
/s/ ALAN H. SCHUMACHER Alan H. Schumacher	Director	August 26, 2003
/s/ LENARD B. TESSLER Lenard B. Tessler	Director	August 26, 2003

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Purchase Agreement, dated as of July 29, 2003 among Anchor and the Initial Purchasers named therein
1.2*	Underwriting Agreement, dated as of , 2003, among Anchor and the Underwriters
3.1	Amended and Restated Certificate of Incorporation of Anchor	(A)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(A)
3.3	Amended and Restated By-Laws of Anchor	(A)
3.4	Certificate of Designation of Series C Participating Preferred Stock	(A)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor	(A)
3.6	Certificate of Amendment of Certificate of Designation	(B)
3.7*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Anchor
4.1	Stockholders' Agreement, dated August 30, 2002, by and among Anchor, the Investors and the Other Stockholders	(A)
4.2	Indenture dated as of February 7, 2003 among Anchor, as Issuer and The Bank of New York, as Trustee	(B)
4.3*	First Supplemental Indenture dated as of August 5, 2003, between Anchor, as Issuer, and The Bank of New York, as Trustee
4.4	Form of 11% Senior Secured Notes due 2013 (included in Exhibit 4.2)	(B)
4.5	Collateral Access and Intercreditor Agreement, dated February 7, 2003, by and among Congress Financial Corporation (Central), in its capacity as collateral agent, and The Bank of New York, in its capacity as trustee and collateral agent	(B)
4.6*	Registration Rights Agreement, dated August 5, 2003, among Anchor and the Initial Purchasers named therein
4.7	Form of Guarantee (included in Exhibit 4.2)	(B)
4.8*	Specimen of Common Stock Certificate
5.1*	Opinion of Schulte Roth & Zabel LLP
10.1†	Southeast Glass Bottle Supply Agreement between Anheuser-Busch, Incorporated and Anchor	(C)
10.2†	Glass Bottle Agreement between Anheuser-Busch, Incorporated and Anchor	(D)
10.3	Limited License Agreement, dated March 8, 2002 between Owens Brockway Glass Container Inc. and Anchor	(A)
10.4	Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Administrative and Collateral Agent, Bank of America, N.A., as Documentation Agent, and the Financial Institutions Named Therein, as Lenders, dated August 30, 2002	(A)
10.5	Term Loan Agreement by and among Anchor, as Borrower, the financial institutions from time to time party thereto, as Lenders, and Ableco Finance LLC, as Agent, dated August 30, 2002	(A)
10.6	Security Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(A)

10.7	Pledge Agreement, made by Anchor in favor of Ableco Finance LLC, dated August 30, 2002	(A)
10.8	Collateral Agency and Intercreditor Agreement dated August 30, 2002 between Congress Financial Corporation (Central) and Ableco Finance, LLC	(A)
10.9	Amendment No. 1 to Loan and Security Agreement by and among Anchor, as Borrower, the financial institutions from time to time parties to the Loan Agreement, as Lenders, and Congress Financial Corporation (Central), as Agent, dated December 31, 2002	(B)
10.10	Amendment No. 2 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated February 7, 2003	(B)
10.11 *	Amendment No. 3 to Loan and Security Agreement by and among Anchor, as Borrower, and Congress Financial Corporation (Central), as Agent, for the financial institutions from time to time parties to the Loan Agreement, as Lenders, dated as of July 25, 2003
10.12	Termination and Release Agreement between Anchor and Ableco Finance LLC, dated February 7, 2003	(B)
10.13 *	Form of Director and Officer Indemnification Agreement
12.1	Statement re: computation of ratio of earnings to fixed charges for the four months ended December 31, 2002, the eight months ended August 31, 2002 and the years ended December 31, 2001, 2000, 1999 and 1998	(B)
21.1	List of subsidiaries of the Company	(E)
23.1**	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)
24	Power of Attorney (included on Signature Page of initial filing)
(A)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(B)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(C)
Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

(D)
Previously filed as an exhibit to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the SEC on June 20, 2003 and incorporated herein by reference.

(E)
Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (Reg. No. 333-31363) originally filed with the SEC on July 16, 1997.

*
To be filed by amendment.

**
Filed herewith.

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CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
THE OFFERING
Summary Historical and Unaudited Pro Forma Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
UNAUDITED PRO FORMA BALANCE SHEET AS OF JUNE 30, 2003
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2002
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2002
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2003
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALES
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ANCHOR GLASS CONTAINER CORPORATION INDEX TO FINANCIAL STATEMENTS
Report of Independent Certified Public Accountants
Report of Independent Certified Public Accountants
Report of Independent Certified Public Accountants
ANCHOR GLASS CONTAINER CORPORATION STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (dollars in thousands, except per share data)
ANCHOR GLASS CONTAINER CORPORATION BALANCE SHEETS (dollars in thousands, except per share data)
ANCHOR GLASS CONTAINER CORPORATION BALANCE SHEETS (dollars in thousands, except per share data)
ANCHOR GLASS CONTAINER CORPORATION STATEMENTS OF CASH FLOWS (dollars in thousands)
ANCHOR GLASS CONTAINER CORPORATION STATEMENTS OF CASH FLOWS (dollars in thousands)
ANCHOR GLASS CONTAINER CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (dollars in thousands)
ANCHOR GLASS CONTAINER CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (dollars in thousands)
ANCHOR GLASS CONTAINER CORPORATION NOTES TO FINANCIAL STATEMENTS (dollars in thousands, except per share data)
ANCHOR GLASS CONTAINER CORPORATION CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (unaudited) (dollars in thousands, except per share data)
ANCHOR GLASS CONTAINER CORPORATION CONDENSED BALANCE SHEETS (dollars in thousands)
ANCHOR GLASS CONTAINER CORPORATION CONDENSED STATEMENTS OF CASH FLOWS (unaudited) (dollars in thousands)
ANCHOR GLASS CONTAINER CORPORATION NOTES TO CONDENSED FINANCIAL STATEMENTS (unaudited) (dollars in thousands, except per share data)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules.
EXHIBIT INDEX
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX